NOTICE OF COURT MEETING AND GENERAL MEETING

Court Meeting to be held at 2:00 p.m. (Pacific Time) and General Meeting to be held at 2:30 p.m. (Pacific Time) on August 22, 2022

DATE AND TIME:	August 22, 2022 at 2:00 p.m. (Pacific Time) and 2:30 p.m. (Pacific Time)

PLACE:	You may attend the Court Meeting and the General Meeting in person or virtually:

1. In person: at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA

2. Virtually: via live audio webcast at www.virtualshareholdermeeting.com/TEAM2022

ITEMS:	You are being asked to consider and approve the following matters in connection with the U.S. Domestication, as described in the accompanying proxy statement:

1.   Court Meeting: To approve the Scheme to implement the U.S. Domestication, pursuant to which New Atlassian will become the new holding company of the Atlassian Group in place of Atlassian, with holders of Atlassian Shares receiving one New Atlassian Share of the corresponding class for every Atlassian Share

2.   General Meeting: To give the Atlassian Board the authority to take all necessary action to carry the Scheme into effect and to amend the Atlassian articles of association as described in the section titled “Scheme Special Resolution” in the accompanying proxy statement

RECORD DATE:	Our Board of Directors has fixed the following voting record dates for the Court Meeting and the General Meeting:

• Beneficial Owners: 6:00 p.m. (Pacific Time) on June 23, 2022 • Shareholders of Record: 6:00 p.m. (Pacific Time) on August 8, 2022

Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

PROXY VOTING:	YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Court Meeting and the General Meeting, we hope you will vote as soon as possible so that your voice is heard.

We urge you to VOTE TODAY by following the instructions on the enclosed proxy card labeled “BLUE PROXY CARD” or voting instruction form labeled “BLUE VOTING INSTRUCTION FORM” (in respect of the Court Meeting) and on the enclosed proxy card labeled “WHITE PROXY CARD” or voting instruction form labeled “WHITE VOTING INSTRUCTION FORM” (in respect of the General

Meeting) to vote by the internet or telephone or by signing, dating and returning the enclosed proxy card labeled “BLUE PROXY CARD” or voting instruction form labeled “BLUE VOTING INSTRUCTION FORM” (in respect of the Court Meeting) and the enclosed proxy card labeled “WHITE PROXY CARD” or voting instruction form labeled “WHITE VOTING INSTRUCTION FORM” (in respect of the General Meeting) in the postage-paid envelope provided. Submitting a proxy does not deprive you of your right to attend the Court Meeting and the General Meeting and to vote your shares at the Court Meeting and the General Meeting.

More information on voting your proxy card labeled “BLUE PROXY CARD” or voting instruction form labeled “BLUE VOTING INSTRUCTION FORM” (in respect of the Court Meeting) and on voting your proxy card labeled “WHITE PROXY CARD” or voting instruction form labeled “WHITE VOTING INSTRUCTION FORM” (in respect of the General Meeting) and attending the Court Meeting and the General Meeting can be found in the accompanying proxy statement.

The Board unanimously recommends you vote at the Court Meeting and the General Meeting “FOR” the approval of all proposals presented in the accompanying proxy statement. In arriving at its recommendation, the Board carefully considered a number of factors that are described in the accompanying proxy statement. You should read these factors, as well as all of the other information contained in the proxy statement, in their entirety.

We appreciate your continued support of Atlassian.

Sincerely,

/s/ Shona L. Brown

Shona L. Brown

Chair of the Board of Directors

San Francisco, California

July 11, 2022

YOUR VOTE IS IMPORTANT!

Simply follow the easy instructions on the enclosed proxy card labeled BLUE PROXY CARD or voting instruction form labeled BLUE VOTING INSTRUCTION FORM and enclosed proxy card labeled WHITE PROXY CARD or voting instruction form labeled WHITE VOTING INSTRUCTION FORM to vote by telephone, by internet or by signing, dating and returning the proxy cards labeled BLUE PROXY CARD and WHITE PROXY CARD or the voting instruction forms labeled BLUE VOTING INSTRUCTION FORM and WHITE VOTING INSTRUCTION FORM in the postage-paid envelope provided.

ATLASSIAN CORPORATION PLC

COURT MEETING AND GENERAL MEETING

YOUR VOTE IS VERY IMPORTANT AT EACH OF THESE TWO MEETINGS

To Shareholders of Atlassian Corporation Plc:

On February 9, 2022, Atlassian Corporation Plc (the “Company” or “Atlassian”) announced it had undertaken an exploration of redomiciling its parent holding company from the United Kingdom to the United States (the “U.S. Domestication”), to be effected by way of a Court approved scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”), further details of which are set out in the proxy statement that follows this letter (the “proxy statement”). The new holding company, Atlassian Corporation, is incorporated in Delaware (“New Atlassian”) and an application will be made, subject to the Scheme becoming effective, for the shares of Class A common stock, par value U.S.$0.00001 per share, of New Atlassian to be listed on the Nasdaq Global Select Market. It is also intended that the Atlassian Class A ordinary shares will be delisted from the Nasdaq Global Select Market, the Company will be re-registered as a private company and the Company will be renamed Atlassian Limited.

Capitalized terms not otherwise defined in this letter have the meanings given to them in the proxy statement.

You are invited to attend two special meetings of the shareholders of Atlassian in connection with the Scheme. Approval of the Scheme requires shareholder approval and the sanction of the High Court of Justice in England and Wales (the “Court”). The first shareholder meeting, which is convened by the Court, will be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA and via live audio webcast at www.virtualshareholdermeeting.com/TEAM2022 on August 22, 2022 at 2:00 p.m. (Pacific Time). At this meeting, which is referred to as the “Court Meeting”, you will be asked to consider and vote upon the Scheme. The second shareholder meeting, which is referred to as the “General Meeting”, will also be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA and via live audio webcast at www.virtualshareholdermeeting.com/TEAM2022 on August 22, 2022 at 2:30 p.m. (Pacific Time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned). At the General Meeting, you will be asked to consider and vote upon an additional resolution which is proposed to (i) authorize the Atlassian directors to take all actions they consider necessary or appropriate for carrying the Scheme into effect; (ii) approve the Reduction of Capital; (iii) authorize the Atlassian directors to allot Intra-Group Shares to New Atlassian and/or its nominees in accordance with the Scheme; and (iv) approve certain amendments to the Atlassian articles of association. Following approval of the Scheme at the Court Meeting and the resolution at the General Meeting, the Scheme is to be sanctioned by the Court. Further details regarding the Court Meeting, the General Meeting and the Court’s sanctioning process can be found in the proxy statement. The notices for each of the Court Meeting and the General Meeting immediately follow this letter.

After careful consideration, the Board of Directors of Atlassian (the “Board”), having received the unanimous recommendation and approval of a special committee composed solely of directors who are disinterested with respect to the U.S. Domestication and formed for the purpose of evaluating the proposed redomiciliation of Atlassian and authorized to, among other things, evaluate, review and make recommendations to the Board regarding the advisability of the U.S. Domestication (the “Special Committee”), has unanimously approved the U.S. Domestication, including the Scheme, and determined that the U.S. Domestication and the other transactions contemplated by the U.S. Domestication, including the Scheme, would promote the success of Atlassian for the benefit of its shareholders as a whole. The Board unanimously recommends that Atlassian shareholders vote

“FOR” the approval of all proposals presented in the proxy statement. In arriving at its recommendation, the Board carefully considered a number of factors that are described in the proxy statement. You should read these factors, as well as all of the other information contained in the proxy statement, in their entirety.

Please see the section titled “Background to the U.S. Domestication” in the proxy statement for more information on the Special Committee.

Shareholders of Record

Shareholders whose names appear in the register of members of Atlassian are referred to in the proxy statement as “Shareholders of Record”. Shareholders of Record entitled to vote at each of the Court Meeting and the General Meeting, may vote in person at the applicable meeting or they may appoint another person or persons, whether a shareholder of Atlassian or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting and the General Meeting, as applicable. Because the proxy statement relates to two separate Atlassian shareholder meetings, Shareholders of Record will receive two proxy cards – one proxy card labeled “BLUE PROXY CARD” for use in respect of the Court Meeting and one proxy card labeled “WHITE PROXY CARD” for use in respect of the General Meeting. If Shareholders of Record do not expect to attend the meetings in person, it is important that their shares be represented. Atlassian urges Shareholders of Record to vote and submit their proxies via the internet, by telephone or by signing, dating, and returning BOTH of the enclosed proxy cards in the accompanying reply envelope as soon as possible. If you are a Shareholder of Record and you decide to attend the meetings, you will be able to vote in person, even if you previously have submitted your proxies.

Beneficial Owners

Shareholders who own Atlassian Shares for which Cede & Co. is the registered holder (as nominee for The Depository Trust Company), including interests in Atlassian Shares held in “street name” by a broker, bank, trust or other nominee, and shareholders who own Atlassian Shares for which Computershare DR Nominees Limited is the registered holder (as nominee for the Computershare Depositary), are referred to in the proxy statement as “Beneficial Owners”. If you are a Beneficial Owner of Atlassian Shares, only your broker, bank, trust or other nominee that is a Shareholder of Record can vote your ordinary shares, and the vote cannot be cast unless you either (i) provide instructions to your broker, bank, trust or other nominee or (ii) obtain a legal proxy by contacting your broker, bank, trust or other nominee, which entitles you to vote the Atlassian Shares as proxy for the Shareholder of Record. Because the proxy statement relates to two separate Atlassian shareholder meetings, Beneficial Owners will receive two separate voting instruction forms that cover the Court Meeting and the General Meeting. If you are a Beneficial Owner of Atlassian Shares, please vote in accordance with the instructions sent to you by your broker, bank, trust or nominee as soon as possible.

Your vote at each of the Court Meeting and the General Meeting is very important. The proposed transaction cannot be consummated unless the Scheme is approved at the Court Meeting and the resolution is approved at the General Meeting.

IN ORDER THAT THE COURT CAN BE SATISFIED THAT VOTES CAST CONSTITUTE A FAIR AND REASONABLE REPRESENTATION OF THE HOLDERS OF THE SCHEME SHARES (AS DEFINED IN THE SCHEME), IT IS IMPORTANT THAT AS MANY VOTES AS POSSIBLE ARE CAST AT THE COURT MEETING.

Due to the requirements of English law relating to schemes of arrangement, Atlassian has established two dates for determining the owners of Atlassian Shares entitled to vote at the Court Meeting and the General Meeting:

•

June 23, 2022, the Record Date, is the record date for determining those beneficial owners of Atlassian Shares entitled to instruct a broker, bank, trust or other nominee how to cast their votes at the Court Meeting and the General Meeting (i.e., those for whom Cede & Co. is the registered holder (as nominee for The Depository Trust Company) including interests in Atlassian Shares held in “street name” by a broker, bank, trust or other nominee, and beneficial owners of Atlassian Shares for which Computershare DR Nominees Limited is the registered holder (as nominee for the Computershare Depositary)).

•

August 8, 2022, the Shareholder of Record Cut-off Date, is the cut-off date for determining those shareholders of record entitled to vote at the Court Meeting and the General Meeting (i.e., shareholders whose Atlassian Shares are held directly in their name on the books and records of the Company’s transfer agent).

A list of Shareholders of Record will be available at each of the Court Meeting and the General Meeting and during the 10 days prior to the Court Meeting and the General Meeting at Atlassian’s registered office.

For a list of important dates related to the two shareholder meetings, including the dates for determining the owners of Atlassian Shares entitled to vote at the Court Meeting and the General Meeting and the date by which proxy cards must be returned, please see the section titled “Expected Timetable of Principal Events” in the proxy statement.

Sincerely,

/s/ Shona L. Brown

Shona L. Brown

Chair of the Board

San Francisco, California

July 11, 2022

None of the securities referred to in this proxy statement have been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities or the UK Financial Conduct Authority (the “UK FCA”) passed upon or determined the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

FOR THE AVOIDANCE OF DOUBT, THE PROXY STATEMENT IS NOT INTENDED TO BE, AND IS NOT, A PROSPECTUS (INCLUDING FOR THE PURPOSES OF THE PROSPECTUS REGULATION RULES MADE UNDER PART 6 OF THE UK FINANCIAL SERVICES AND MARKETS ACT 2000).

The proxy statement is dated July 11, 2022 and is first being mailed to Shareholders of Record and Beneficial Owners on or about July 11, 2022. The proxy statement comprises an explanatory statement in compliance with Section 897 of the UK Companies Act 2006 (the “Companies Act”).

The release, publication or distribution of this document in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or the United States or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements. Any failure to comply with these requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the transactions the subject of this proxy statement disclaim any responsibility or liability for the violation of such requirements by any person.

Unless otherwise permitted by applicable law and regulation, this document (and the matters referred to herein) will not be made available, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and no person may vote in favor of the transactions the subject of this proxy statement by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and all documents relating to the transactions the subject of this proxy statement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the transactions the subject of this proxy statement (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this document and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The availability of this document to Atlassian shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are resident (including affecting the ability of such Atlassian shareholders to vote their Atlassian Shares with respect to the Scheme and the transactions the subject of this proxy statement at the meetings, or to execute and deliver proxy cards or voting instructions appointing another to vote at the meetings on their behalf). Persons who are not resident in the United Kingdom or the United States or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements.

Overseas Shareholders should consult their own legal and tax advisors with respect to the legal and tax consequences of the Scheme in their particular circumstances.

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTIES COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR-2022-000999

IN THE MATTER OF

ATLASSIAN CORPORATION PLC

-and-

IN THE MATTER OF THE UK COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that by an Order dated July 1, 2022, made in the above matters, the Court has given permission for a meeting (the “Court Meeting”) to be convened of the holders of the Scheme Shares as of the Shareholder of Record Cut-off Date (each as defined under the Scheme, as defined below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the “Scheme”) to be made between Atlassian Corporation Plc (“Atlassian”) and the holders of the Scheme Shares, and that such meeting will be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA and via live audio webcast at www.virtualshareholdermeeting.com/TEAM2022 at 2:00 p.m. (Pacific Time).

A copy of the Scheme and a copy of the explanatory statement required to be furnished pursuant to Section 897 of the UK Companies Act 2006 are incorporated in the proxy statement of which this notice forms part.

Capitalized terms not otherwise defined in this notice have the meanings given to them in the proxy statement of which this notice forms part.

Shareholders of Record and Beneficial Owners

Shareholders whose names appear in the register of members of Atlassian are referred to in this notice, and in the attached proxy statement, as “Shareholders of Record”. Shareholders of Record at the Shareholder of Record Cut-off Date are entitled to attend and vote at the Court Meeting and may vote in person at the Court Meeting or they may appoint another person or persons, whether a shareholder of Atlassian or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting.

Shareholders who own Atlassian Shares for which Cede & Co. is the registered holder (as nominee for The Depository Trust Company (“DTC”)), including interests in Atlassian Shares held in “street name” by a broker, bank, trust or other nominee, and shareholders who own Atlassian Shares for which Computershare DR Nominees Limited is the registered holder (as nominee for the Computershare Depositary), are referred to in this notice and in the attached proxy statement as “Beneficial Owners”. If you are a Beneficial Owner, only your broker, bank, trust or other nominee that is a Shareholder of Record can vote your Atlassian Shares, and the vote cannot be cast unless you either (i) provide instructions to your broker, bank, trust or other nominee or (ii) obtain a legal proxy by contacting your broker, bank, trust or other nominee, which entitles you to vote the Atlassian Shares as proxy for the Shareholder of Record.

All Shareholders of Record and Beneficial Owners at 6:00 p.m. (Pacific Time) on June 23, 2022 will receive notice of the Court Meeting.

In order to ensure that the Scheme is approved by the Company’s non-controlling shareholders, Michael Cannon-Brookes and Scott Farquhar, Atlassian’s Co-Chief Executive Officers, who are holders of Atlassian Class B ordinary shares and Atlassian Class A ordinary shares, together with the other holders of Atlassian Class B ordinary shares who are affiliated with Messrs. Cannon-Brookers and Farquhar and the Atlassian Foundation, have agreed not to vote at the Court Meeting and have instead agreed, subject to the satisfaction (or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares) of the ATO Condition in accordance with the terms of the Scheme, to be bound by the terms of the Scheme. Subject to the foregoing, each of Messrs. Cannon-Brookes and Farquhar, their respective affiliates and the Atlassian Foundation will provide an undertaking to the Court to be bound by the Scheme, in which he, she, they or it will also confirm to the Court that they did not vote at the Court Meeting.

Right to Appoint a Proxy; Procedure for Appointment

A proxy card labeled “BLUE PROXY CARD”, for use by Shareholders of Record at the Court Meeting, has been provided with this Notice of Court Meeting. To be valid, completed proxy cards should be completed and returned in accordance with the instructions set out on the proxy card. It is requested that the Court Meeting Proxy Card (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned in the prepaid envelope provided or that you submit your proxy by telephone or via the internet as soon as possible, and not later than 11:59 p.m. (Eastern Time) on August 21, 2022. However, if not so lodged by the relevant time, Court Meeting Proxy Cards (together with any such authority, if applicable) may be handed to the chairman of the Court Meeting or to the Registrars of the meeting, on behalf of the chair of the Court Meeting, before the start of the Court Meeting.

Shareholders of Record are permitted to specify in the Court Meeting Proxy Card the number of shares in respect of which that proxy is to be appointed. A proxy need not be a Shareholder of Record, but such proxy must attend the Court Meeting to represent a Shareholder of Record. A separate proxy card should be used for each proxy appointment. If you require additional proxy cards, please contact either:

•	the Company Secretary of Atlassian, at Atlassian Corporation Plc, 350 Bush Street, Floor 13, San Francisco, California 94104, USA; or

•	Broadridge, at 51 Mercedes Way, Edgewood, New York 11763, USA.

Completion and return of a proxy card, or the appointment of a proxy electronically, will not prevent a Shareholder of Record at the Shareholder of Record Cut-off Date from attending, speaking and voting in person at the Court Meeting, or any adjournment thereof, if such Shareholder of Record wishes and is entitled to do so as described in the accompanying proxy statement.

Beneficial Owners of Atlassian Shares will receive voting instructions from their broker, bank, trust or other nominee for the Court Meeting. Beneficial Owners should follow the directions provided by their broker, bank, trust or other nominee regarding how to instruct such person to vote their Atlassian Shares. Please note that holders of Atlassian Shares through a broker, bank, trust or other nominee may be required to submit voting instructions to their applicable broker, bank, trust or nominee at or prior to the deadline applicable for the submission by Shareholders of Record and such holders should, therefore, follow the separate instructions that will be provided by such person.

Process for a Beneficial Owner to become a Shareholder of Record

If you are a Beneficial Owner, as a matter of English law, your name is not entered in Atlassian’s register of members. Accordingly, if you wish to attend and vote directly (i.e., in your own name) at the Court Meeting, you must become a Shareholder of Record.

You may become a Shareholder of Record by arranging for the completion of a stock transfer form by the applicable Shareholder of Record in respect of the Atlassian Shares that you wish to be transferred into your name, pay any related UK stamp duty, if applicable, and send the completed stock transfer form and related documentation to Atlassian’s transfer agent, Computershare Trust Company, N.A., prior to the Shareholder of Record Cut-off Date.

Beneficial Owners who wish to attend and vote directly at the Court Meeting should take care to send such stock transfer form in respect of their Atlassian Shares to permit processing to be completed by Computershare Trust Company, N.A. prior to the Shareholder of Record Cut-off Date.

Record Date

Only Beneficial Owners as of 6:00 p.m. (Pacific Time) on June 23, 2022 will be entitled to direct their broker, bank, trust or other nominee how to vote their Atlassian Shares at the Court Meeting.

Shareholder of Record Cut-off Date

The entitlement of Shareholders of Record to attend, speak and vote at the Court Meeting or any adjournment thereof and the number of votes that may be cast at the Court Meeting will be determined by reference to the register of members of Atlassian at 6:00 p.m. (Pacific Time) on August 8, 2022 or, if the Court Meeting is adjourned, at 6:00 p.m. (Pacific Time) on the date which is 10 Business Days before the date fixed for reconvening the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the Court Meeting.

Joint Holders

In the case of joint holders of Atlassian Shares that are Shareholders of Record, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names of the holders stand in Atlassian’s register of members.

Corporate Representatives

As an alternative to appointing a proxy, any Shareholder of Record that is a corporation or other entity may appoint one or more corporate representatives who may exercise on its behalf all its powers as a shareholder, provided that if two or more valid appointments are received in respect of the same Atlassian Share in relation to the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others. If Atlassian is unable to determine which is last sent, the one which is last received shall be so treated. If Atlassian is unable to determine either which is last sent or which is last received, none of such appointments shall be treated as valid in respect of such Atlassian Share.

Voting on a Poll

In accordance with Atlassian’s articles of association and the directions of the Court, the vote on the Scheme will be taken on a poll. Voting on a poll means that each Atlassian Share represented in person or by proxy will be counted in the vote. As soon as practicable after the Court Meeting, the results of the voting at the Court Meeting and the number of votes cast for and against and the number of votes actively withheld in respect of the resolution will be made available online at

https://investors.atlassian.com and a Form 6-K reporting such results will be filed with the U.S. Securities and Exchange Commission.

YOUR VOTE IS IMPORTANT

Your vote at the Court Meeting is very important. It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of the holders of the Scheme Shares (as defined in the Scheme). You are encouraged to submit your votes as instructed in the proxy card labeled “BLUE PROXY CARD” for use at the Court Meeting or voting instructions labeled “BLUE VOTING INSTRUCTION FORM” for the Court Meeting as soon as possible.

Dated July 11, 2022

Herbert Smith Freehills LLP

Solicitors for the Company

ATLASSIAN CORPORATION PLC

(a public limited company having its registered office at c/o Herbert Smith Freehills LLP, Exchange House, Primrose Street, London, EC2A 2EG and incorporated in England and Wales with company number 08776021)

NOTICE OF GENERAL MEETING

TO BE HELD AUGUST 22, 2022

To the Shareholders of Atlassian Corporation Plc (the “Company” or “Atlassian”):

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of Atlassian will be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA and via live audio webcast at www.virtualshareholdermeeting.com/TEAM2022 on August 22, 2022 at 2:30 p.m. (Pacific Time) (or as soon thereafter as the Court Meeting (as defined in the proxy statement of which this notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution:

Capitalized terms not otherwise defined in this notice have the meanings given to them in the proxy statement of which this notice forms part.

RESOLUTION 1

AS A SPECIAL RESOLUTION

THAT for the purpose of giving effect to the scheme of arrangement dated July 11, 2022 between the Company and the Scheme Shareholders (each as defined in the said scheme), a printed copy of which has been produced to this meeting and, for the purposes of identification, signed by the chair hereof, in its original form or as amended in accordance with its terms or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Atlassian Corporation (“New Atlassian”) (the “Scheme”):

1.	the directors of the Company be authorized to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

2.	the share capital of the Company be reduced by cancelling and extinguishing all of the Scheme Shares (as defined in the Scheme);

3.	subject to and forthwith upon the reduction of share capital referred to in paragraph 2 above taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

3.1

the reserve arising in the books of account of the Company as a result of the reduction of share capital referred to in paragraph 2 above shall be applied by the Company in paying up in full at par such number of new Class A ordinary shares of U.S.$0.10 each, new Class B ordinary shares of U.S.$0.10 each and new Class B ordinary shares of U.S.$3.2828 each in the capital of the Company (the “Intra-Group Shares”) as shall be equal to the number of Scheme Shares cancelled pursuant to paragraph 2 above, which shall be allotted and issued, credited as fully paid, to New Atlassian and/or its nominee(s) in accordance with the terms of the Scheme;

3.2

conditional on the Scheme becoming effective in accordance with its terms, in addition to all existing authorities, for the purposes of section 551 of the UK Companies Act 2006 (and so that expressions used in this resolution shall bear the same meaning as in the said section 551), the directors of the Company be generally and unconditionally authorized to exercise all the powers of the Company to allot the Intra-Group Shares, provided that: (1) the maximum aggregate nominal amount of relevant securities that may be allotted under this authority shall be the aggregate nominal amount of the said Intra-Group Shares referred to in paragraph 3.1 above; (2) this authority shall expire (unless previously revoked, varied or renewed) on the fifth anniversary of this resolution; and (3) this authority shall be in addition and without prejudice to any other authority under section 551 of the UK Companies Act 2006 previously granted and in force on the date on which this resolution is passed; and

4.	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new Article 140:

“140.	Scheme of Arrangement

140.1

In this Article 140, the “Scheme” means the scheme of arrangement dated July 11, 2022 between the Company and the holders of its Scheme Shares (each as defined in the Scheme) under section 899 of the Companies Act 2006 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and/or agreed by the Company and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

140.2

Notwithstanding any other provision of these Articles, if the Company issues any shares (other than to Atlassian Corporation (“New Atlassian”) or its nominee(s)) after the adoption of this Article and before the Scheme Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder of such shares (other than New Atlassian and/or its nominee or nominees), shall be bound by the Scheme accordingly.

140.3

Subject to the Scheme becoming effective, if any shares are issued to any person (a “New Member”) (other than under the Scheme or to New Atlassian or its nominee(s)) on or after the Scheme Record Time (the “Transfer Shares”), they shall be immediately transferred to New Atlassian (or as it may direct) in consideration for the issue of one share of class A common stock, par value U.S.$0.00001 per share (in the case of a Transfer Share which is not a class B ordinary Share) or one share of class B common stock, par value U.S.$0.00001 per share (in the case of a Transfer Share which is a class B ordinary Share) of New Atlassian (collectively, the “New Atlassian Common Stock”) for every one Transfer Share, credited as fully paid.

140.4

On any reorganization of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) after the Scheme has become effective, the number of shares of New Atlassian Common Stock to be issued pursuant to Article 140.3 above shall be adjusted by the Board in such manner as the Auditors may determine to be appropriate to reflect such reorganization or alteration (provided that any fractional entitlements to shares of New Atlassian Common Stock shall be rounded down to the nearest whole number). References in this Article to shares shall, following such adjustment, be construed accordingly.

140.5

To give effect to any transfer required by Article 140.3 above, the Company may appoint any person as agent and/or attorney for the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) to transfer the Transfer Shares to New Atlassian or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the agent and/or attorney be necessary or desirable to vest the Transfer Shares in New Atlassian or its nominee(s) and pending such vesting to exercise all such rights attaching to the Transfer Shares as New Atlassian may direct. If an agent and/or attorney is so appointed, the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) shall not thereafter (except to the extent that the agent and/or attorney fails to act in accordance with the directions of New Atlassian) be entitled to exercise any rights attaching to the Transfer Shares unless so agreed by New Atlassian. The agent and/or attorney shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favor of New Atlassian or its nominee(s) and may register New Atlassian or its nominee(s) as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) for the Transfer Shares.

140.6

In connection with the Scheme, if, in respect of any holder of Scheme Shares, the Company is advised that the allotment and/or issue of the New Atlassian Common Stock pursuant to the Scheme to such holder of Scheme Shares would or might infringe the laws of any jurisdiction or would or might require the Company or New Atlassian to observe any governmental or other consent or any registration, filing or other formality with which the Company or New Atlassian cannot comply or compliance with which the Company or New Atlassian considers unduly onerous, the Company may (unless such shareholder satisfies the Company that no such infringement or requirement would apply), in its sole discretion, appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall sell the New Atlassian Common Stock that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Date (as defined in the Scheme) provided always that any such sale shall be at the best price which can reasonably be obtained at the time of sale and that the proceeds of such sale (net of the expenses of sale including commissions and value added tax) shall be paid to such shareholder by delivering a check to such shareholder in accordance with the provisions of Clause 4 of the Scheme.

140.7

The instrument of transfer executed by an appointee of the Company pursuant to Article 140.6 above shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the Scheme Shares to which such instrument relates and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

140.8

To give effect to any sale of New Atlassian Common Stock following the Scheme Effective Date pursuant to Article 140.6 above, the nominee referred to in such Article shall be authorized as agent and/or attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and do all other things which they may consider necessary or expedient in connection with the sale.

140.9

In the absence of bad faith or willful default, neither the Company nor New Atlassian (nor any of their respective directors or officers), nor any nominee or person appointed by the Company pursuant to Article 140.6 above shall be responsible for any loss or damage to any person arising from any transaction pursuant to Article 140.6 above or for any alleged insufficiencies of the terms or the timing of such sale.

140.10	In the case of Scheme Shares held in uncertificated form, the provisions of Article 140.6 above are subject to any restrictions applicable under the Uncertificated Securities Regulations 2001.

140.11

Notwithstanding any other provision of these Articles, neither the Company nor the Board shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Scheme Effective Date.”

Shareholders of Record

Shareholders whose names appear in the register of members of Atlassian are referred to in this notice, and in the attached proxy statement, as “Shareholders of Record”. Only Shareholders of Record at 6:00 p.m. (Pacific Time) on August 8, 2022 (the “Shareholder of Record Cut-off Date”), are entitled to attend and vote at the General Meeting, and they may vote in person at the General Meeting or they may appoint another person or persons, whether a Shareholder of Record or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the General Meeting. If the General Meeting is adjourned, the Shareholder of Record Cut-off Date will be at 6:00 p.m. (Pacific Time) on the date which is 10 Business Days before the date fixed for reconvening the adjourned meeting. Changes to entries on Atlassian’s register of members after the Shareholder of Record Cut-off Date will be disregarded in determining the rights of any person to attend or vote at the General Meeting.

In the case of joint holders of Atlassian Shares that are Shareholders of Record, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names of the holders stand in Atlassian’s register of members.

Beneficial Owners

Shareholders who own Atlassian Shares for which Cede & Co. is the registered holder (as nominee for The Depository Trust Company (“DTC”)), including interests in Atlassian Shares held in “street name” by a broker, bank, trust or other nominee, and shareholders who own Atlassian Shares for which Computershare DR Nominees Limited is the registered holder (as nominee for the Computershare Depositary), are referred to in this notice and in the attached proxy statement as “Beneficial Owners”. Only Beneficial Owners at 6:00 p.m. (Pacific Time) on June 23, 2022, will be entitled to direct their broker, bank, trust or other nominee how to vote their Atlassian Shares at the General Meeting. If you are a Beneficial Owner, only your broker, bank, trust or other nominee that is a Shareholder of Record can vote your Atlassian Shares and the vote cannot be cast unless you either (i) provide instructions to your broker, bank, trust or other nominee or (ii) obtain a legal proxy by contacting your broker, bank, trust or other nominee, which entitles you to vote the Atlassian Shares as proxy for the Shareholder of

Record. You should follow the directions provided by your broker, bank, trust or other nominee regarding how to instruct such person to vote your Atlassian Shares.

All Shareholders of Record and Beneficial Owners at 6:00 p.m. (Pacific Time) on June 23, 2022 will receive notice of the General Meeting.

A proxy card labeled “WHITE PROXY CARD”, for use by Shareholders of Record at the General Meeting, has been provided with this notice. Instructions for its use are set out on the proxy card. To be valid, completed proxy cards should be completed and returned in accordance with the instructions set out on the proxy card. It is requested that the General Meeting Proxy Card (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned in the prepaid envelope provided or that your proxy be submitted by telephone or via the internet as soon as possible, and not later than 11:59 p.m. (Eastern Time) on August 21, 2022.

Shareholders of Record are permitted to specify in the General Meeting Proxy Card the number of shares in respect of which that proxy is to be appointed. A proxy need not be a Shareholder of Record, but such proxy must attend the General Meeting to represent a Shareholder of Record. A separate proxy card should be used for each proxy appointment. If you require additional proxy cards, please contact either:

•	the Company Secretary of Atlassian, at Atlassian Corporation Plc, 350 Bush Street, Floor 13, San Francisco, California 94104, USA; or

•	Broadridge, at 51 Mercedes Way, Edgewood, New York 11763, USA.

Completion and return of a proxy card, or the appointment of a proxy electronically, will not prevent a holder of Atlassian Shares who is a Shareholder of Record at the Shareholder of Record Cut-off Date from attending, speaking and voting in person at the General Meeting, or any adjournment thereof, if such holder of Atlassian Shares wishes and is entitled to do so as described in the accompanying proxy statement.

Beneficial Owners of Atlassian Shares will receive voting instructions from their broker, bank, trust or other nominee for the General Meeting. Beneficial Owners should follow the directions provided by their broker, bank, trust or other nominee regarding how to instruct such person to vote their Atlassian Shares. Please note that holders of Atlassian Shares through a broker, bank, trust or other nominee may be required to submit voting instructions to their applicable broker, bank, trust or nominee at or prior to the deadline applicable for the submission by Shareholders of Record and such holders should, therefore, follow the separate instructions that will be provided by such person.

Corporate Representatives

As an alternative to appointing a proxy, any Shareholder of Record that is a corporation or other entity may appoint one or more corporate representatives who may exercise on its behalf all its powers as a shareholder, provided that if two or more valid appointments are received in respect of the same Atlassian Share in relation to the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others. If Atlassian is unable to determine which is last sent, the one which is last received shall be so treated. If Atlassian is unable to determine either which is last sent or which is last received, none of such appointments shall be treated as valid in respect of such Atlassian Share.

Process for a Beneficial Owner to become a Shareholder of Record

If you are a Beneficial Owner, as a matter of English law, your name is not entered in Atlassian’s register of members. Accordingly, if you wish to attend and vote directly (i.e., in your own name) at the General Meeting, you must become a Shareholder of Record.

You may become a Shareholder of Record by arranging for the completion of a stock transfer form by the applicable Shareholder of Record in respect of the Atlassian Shares that you wish to be transferred into your name, pay any related UK stamp duty, if applicable, and send the completed stock transfer form and related documentation to Atlassian’s transfer agent, Computershare Trust Company, N.A., prior to the Shareholder of Record Cut-off Date.

Beneficial Owners who wish to attend and vote directly at the General Meeting should take care to send such stock transfer form in respect of their Atlassian Shares to permit processing to be completed by Computershare Trust Company, N.A. prior to the Shareholder of Record Cut-off Date.

If you have returned a proxy card or otherwise voted, you may revoke prior instructions and cast your vote by following the procedures described in the accompanying proxy statement.

YOUR VOTE IS IMPORTANT

Your vote at the General Meeting is very important. Whether or not you plan to attend the General Meeting, please submit the General Meeting Proxy Card or voting instructions for the General Meeting as soon as possible. For specific instructions on voting, please refer to the proxy statement accompanying this notice of meeting or the proxy cards and voting instructions included with the proxy voting materials.

BY ORDER OF THE BOARD OF DIRECTORS

Shona L. Brown

Chair of the Board

San Francisco, California

July 11, 2022

i

ii

PART I

SUMMARY

This summary highlights information contained elsewhere in this proxy statement. You are urged to read carefully the remainder of this proxy statement, including the attached annexes and the other documents to which Atlassian refers herein and documents incorporated by reference into this proxy statement, as this section does not provide all the information that might be important to you with respect to the U.S. Domestication, the Scheme and the other matters being considered at the Court Meeting or the General Meeting. Page references have been included to direct you to a more complete description of the topics presented in this summary.

Capitalized terms are defined in Part XI (Definitions) of this proxy statement.

Parties to the U.S. Domestication

Atlassian is a public company limited by shares incorporated under the laws of England and Wales and parent of the Atlassian Group. Atlassian Class A ordinary shares are traded on the Nasdaq Global Select Market under the symbol “TEAM”.

New Atlassian is a corporation incorporated in Delaware and was incorporated specifically for the purpose of implementing the U.S. Domestication. Immediately following the U.S. Domestication, New Atlassian will become the ultimate parent company of the Atlassian Group.

The principal US offices of each of Atlassian and New Atlassian are located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA. The telephone number of each party at that address is +1 415.701.1110.

The U.S. Domestication

The U.S. Domestication will cause the parent company of the Atlassian Group to be a Delaware corporation.

The U.S. Domestication consists of the following main transaction steps:

•

the carrying out of the Scheme, the principal purpose of which is for New Atlassian to become the new publicly traded parent holding company of the Atlassian Group, with holders of Scheme Shares receiving New Atlassian Shares of the corresponding class in exchange for their Scheme Shares (to be effected by the cancellation of all of the Scheme Shares and the allotment and issue of the New Atlassian Shares);

•	the contribution by New Atlassian of all the shares in the capital of Atlassian it holds following the Scheme to New Atlassian Holdco for no consideration; and

•

the re-registration of Atlassian as a private limited company and the election by Atlassian to be treated as an entity that is disregarded as separate from New Atlassian Holdco for United States federal income tax purposes.

As a result of the U.S. Domestication, the shareholders of Atlassian will become stockholders of New Atlassian and such stockholders’ rights will be governed by Delaware law and New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon completion of the Scheme.

See the section titled “Structure of the U.S. Domestication”.

Background and Reasons for the U.S. Domestication

Atlassian was incorporated in the United Kingdom in November 2013 as part of a corporate reorganization completed prior to, and in contemplation of, Atlassian’s initial public offering on the

Nasdaq Global Select Market in December 2015. At the time, the Atlassian Group decided to change the parent entity of its corporate group from Australia to the United Kingdom primarily based on the United Kingdom’s status as a leading financial center outside of Australia and its favorable corporate law regime.

Since its initial public offering, Atlassian has experienced significant growth in its global business operations, particularly its footprint in the United States, and significant changes were made to the U.S. corporate federal income tax system. As a result, the Atlassian Board and Atlassian’s senior management have periodically considered in recent years whether to change the parent entity of its corporate group from the United Kingdom to the United States to better align Atlassian’s corporate structure with its business objectives, operating footprint and market position.

In September 2021, the Board held a special meeting to, among other things, discuss a potential U.S. domestication pursuant to which a publicly traded, Delaware corporation would become the ultimate parent of the Atlassian Group. At that meeting, the Board established the Special Committee of the Board to evaluate whether to pursue a redomiciling of Atlassian.

The mandate of the Special Committee empowered it to, among other things, assess, consider and evaluate the advisability of pursuing the U.S. Domestication, and report and make any recommendations to the Board with respect to the U.S. Domestication.

In December 2021, the Special Committee of the Board provided its recommendation to the Atlassian Board that Atlassian initiate the process of executing the U.S. Domestication, subject to the continued oversight and approval of the Special Committee with respect to material matters relating to the transaction.

On February 9, 2022, Atlassian issued a press release announcing that it has undertaken an exploration of redomiciling its parent holding company from the United Kingdom to the United States.

The Atlassian Board, in unanimously determining that the U.S. Domestication is fair and reasonable and in the best interests of shareholders of Atlassian as a whole, and in recommending that Atlassian shareholders vote in favor of the Scheme at the Court Meeting and vote in favor of the Scheme Special Resolution proposed at the General Meeting, considered and relied upon a number of factors, including, among others, the following:

•

Enhanced market position. Becoming a U.S. domestic issuer should provide Atlassian with a number of capital market advantages, including greater exposure to U.S. and international institutional investors and potential inclusion in certain stock market indices that it is currently excluded from due to its foreign domicile.

•

Improved access to U.S. capital markets. As Atlassian continues to grow in profile and scale, it endeavors to improve its access to capital markets, improving its future flexibility to fund its strategic initiatives. Having a U.S. parent company should reduce foreign-domiciled complexity within Atlassian’s credit profile, reduce the cost and administrative burden involved with raising debt capital and provide greater flexibility in the structuring of future debt issuances and other capital transactions.

•

Increased financial comparability with Atlassian peers. As a U.S. domestic issuer, Atlassian will be required to transition from IFRS to U.S. GAAP, which will enable investors and analysts to more easily compare the financial results of Atlassian to its peers. Additionally, many of Atlassian’s peers are incorporated in Delaware. As a result of the U.S. Domestication, New Atlassian will be subject to the same corporate law regime as these peers.

•

Alignment of Atlassian’s legal structure with its operating footprint. The Board believes that establishing a U.S. parent company would streamline Atlassian’s corporate structure, resulting in reduced administrative costs, and align the legal framework governing New Atlassian with the Atlassian Group’s operational footprint.

•	Facilitate execution of M&A strategy. The U.S. Domestication should facilitate the continued execution of this strategy and enable the Atlassian Group to pursue transformative M&A transactions.

•

Delaware has a well-established corporate regime that promotes high standards of corporate governance. Delaware offers predictable and well-established corporate laws. Delaware has a well-developed legal system that the Board believes encourages high standards of corporate governance and provides stockholders with substantial rights.

The Atlassian Board also considered the fact that certain executive officers and directors of Atlassian, including Messrs. Cannon-Brookes and Farquhar, have interests in the U.S. Domestication that may be different from, or in addition to, the interests of Atlassian shareholders generally, including the tax implications of the U.S. Domestication, and the other matters disclosed in the section titled “The U.S. Domestication — Interests of Certain Persons Relating to the U.S. Domestication”. Atlassian cannot assure you that the anticipated benefits of the U.S. Domestication will be realized. In addition, despite the potential benefits described above and throughout this proxy statement, the U.S. Domestication will expose you and the Atlassian Group to potential risks, including relating to future income tax policy in the United States. Please see the discussion under “Risk Factors”.

See the sections titled “Background to the U.S. Domestication” and “Reasons for the U.S. Domestication”.

Recommendation of the Atlassian Board of Directors

The Atlassian Board unanimously recommends Atlassian shareholders vote in favor of the Scheme at the Court Meeting and vote in favor of the Scheme Special Resolution proposed at the General Meeting.

See the section titled “Recommendation of the Atlassian Board of Directors”.

Recommendation of the Atlassian Special Committee

The Special Committee unanimously recommended to the Board that the Company proceed with initiating the process of executing on the U.S. Domestication based on the overall benefits to the Company and its public shareholders.

See the section titled “Recommendation of the Atlassian Special Committee”.

The Court Meeting and the General Meeting

The Court Meeting and the General Meeting will be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA.

The Court Meeting and the General Meeting will also be held via live audio webcast by visiting www.virtualshareholdermeeting.com/TEAM2022. To participate virtually in the Court Meeting and the General Meeting, you must enter the 16-digit control number included in your proxy card or voting instruction form. Online access to the Court Meeting and the General Meeting will open approximately 15 minutes prior to the start of such meetings, respectively. If you encounter any difficulties accessing the Court Meeting or the General Meeting during the check-in or meeting time, please contact the technical support number that will be posted on the virtual Court Meeting or General Meeting log-in page. Technical support will be available starting 15 minutes prior to the Court Meeting or General Meeting. If you have questions about your control number, please contact the bank, broker or other organization that holds your Atlassian shares.

The Court Meeting will be held on August 22, 2022 at 2:00 p.m. (Pacific Time) and the General Meeting will be held on August 22, 2022 at 2:30 p.m. (Pacific Time) (or as soon thereafter as the Court Meeting shall have concluded or been adjourned).

The Court Meeting is being held to allow shareholders to consider and, if thought fit, approve the Scheme. The purpose of the Scheme is to provide for the mandatory exchange of Atlassian Shares for the corresponding class of New Atlassian Shares (to be effected by the cancellation of all of the Scheme Shares and the allotment and issue of the New Atlassian Shares). Before the Court’s sanction can be sought for the Scheme, the Scheme requires the approval of the Court Scheme Proposal by Atlassian shareholders at the Court Meeting.

The General Meeting is being held to allow shareholders to consider and, if thought fit, approve the Scheme Special Resolution. The Scheme Special Resolution will authorize the Board to implement the Scheme and to address certain ancillary matters including necessary amendments to Atlassian’s articles of association.

See the section titled “The Court Meeting and the General Meeting”.

Approval of the Scheme by the UK Court

Atlassian has made an application to the Court for an order to convene the Court Meeting. Subsequent and subject to approval of the Scheme by the shareholders of Atlassian at the Court Meeting, Atlassian must apply for the Court Order sanctioning the Scheme and confirming the associated reduction of capital. If the Court Order is granted and the conditions to closing are satisfied, then the Scheme will become effective on the date that Atlassian lodges a copy of the Court Order with the Registrar of Companies in England and Wales.

The approvals by the shareholders of Atlassian and the Court of the Scheme shall remain valid notwithstanding any change in Atlassian’s business or financial condition or any transactions undertaken by Atlassian.

See the section titled “Sanction of the Scheme by the Court”.

Treatment of Atlassian Share Plans

At the Effective Time, each Atlassian Share Option outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be assumed by New Atlassian and converted into an option to purchase the same number and class of New Atlassian Shares as the number and class of Atlassian Shares subject to such Atlassian Share Option immediately prior to the Effective Time at the same exercise price per New Atlassian Share as the per share exercise price for the Atlassian Shares applicable to such Atlassian Share Option immediately prior to the Effective Time (each, as so adjusted, a “Converted Atlassian Option”). Subject to applicable laws, the Converted Atlassian Options shall continue to have, and shall be subject to, the same terms and conditions (including any applicable vesting and change in control provisions, provided that in no event shall the Scheme or the U.S. Domestication constitute a change in control for the purposes of such provisions) that applied to the Atlassian Share Options immediately prior to the Effective Time.

At the Effective Time, each Atlassian Restricted Share Award outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be assumed by New Atlassian and converted into an award of restricted shares covering the same number and class of New Atlassian Shares (“Converted Atlassian Restricted Share Awards”) as the number and class of Atlassian Shares subject to such Atlassian Restricted Share Award immediately prior to the Effective Time and at the same repurchase price (if any) per New Atlassian Share as the per share repurchase price (if any) for the Atlassian Shares applicable to such Atlassian Restricted Share Award immediately prior to the Effective Time. Subject to applicable laws, the Converted Atlassian Restricted Share Awards shall continue to have, and shall be subject to, the same terms and conditions (including any applicable vesting and change in control provisions, provided that in no event shall the Scheme or the U.S. Domestication constitute a change in control for the purposes of such provisions) that applied to the Atlassian Restricted Share Awards immediately prior to the Effective Time.

At the Effective Time, each Atlassian RSU Award outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be assumed by New Atlassian and converted into an award of restricted stock units covering the same number and class of New Atlassian Shares (“Converted Atlassian RSU Awards”) as the number and class of Atlassian Shares underlying such Atlassian RSU Award immediately prior to the Effective Time. Subject to applicable laws, the Converted Atlassian RSU Awards shall continue to have, and shall be subject to, the same terms and conditions (including any applicable vesting and change in control provisions, provided that in no event shall the Scheme or the U.S. Domestication constitute a change in control for the purposes of such provisions) that applied to the Atlassian RSU Awards immediately prior to the Effective Time.

Security Ownership of Atlassian Directors

The Atlassian directors’ beneficial holdings amount to 109,874,214 Scheme Shares (404,110 Scheme Shares excluding Messrs. Cannon-Brookes and Farquhar) as at June 28, 2022, which represent approximately 43.10% of the issued Scheme Shares (0.16% of the issued Scheme Shares excluding Messrs. Cannon-Brookes and Farquhar) and approximately 87.92% of the votes attached to the issued Scheme Shares (0.03% of the votes attached to the issued Scheme Shares excluding Messrs. Cannon-Brookes and Farquhar), in each case, as of such date.

Messrs. Cannon-Brookes and Farquhar are Beneficial Owners of 17,228 Atlassian Class A Ordinary Shares and 54,717,823 Atlassian Class B Ordinary Shares each and are Shareholders of Record of one Atlassian Class B Ordinary Share each as at June 28, 2022, which in aggregate represent approximately 42.94% of the issued Scheme Shares and approximately 87.89% of the votes attached to the issued Scheme Shares, in each case, as of such date. As described elsewhere in this proxy statement, Messrs. Cannon-Brookes and Farquhar and their respective affiliates have agreed not to vote at the Court Meeting and have instead agreed, subject to the satisfaction (or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares) of the ATO Condition in accordance with the terms of the Scheme, to be bound by the terms of the Scheme pursuant to an undertaking to be provided to the Court.

Stock Exchange Listing

Atlassian will submit a notification form with the Nasdaq Global Select Market and expects that, immediately following the sanction of the Scheme, the New Atlassian Class A Common Shares will be listed on the Nasdaq Global Select Market under the symbol “TEAM”, the same symbol under which the Atlassian Class A Ordinary Shares are currently listed.

See the section titled “Stock Exchange Listing”.

Material U.S. Federal Income Tax Consequences of the U.S. Domestication

Material U.S. Federal Income Tax Consequences of the Scheme to “U.S. Holders” of Atlassian Shares

The cancellation of Atlassian Shares in exchange for New Atlassian Shares pursuant to the Scheme is expected to qualify as a transaction described in Section 351 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a result, subject to the limitations and qualifications described in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication” of this proxy statement, no gain or loss is expected to be recognized by the U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication”) of Atlassian Shares as a result of the Scheme.

Material U.S. Federal Income Tax Consequences to “Non-U.S. Holders” of Owning and Disposing of New Atlassian Shares

Distributions to Non-U.S. Holders with respect to New Atlassian Shares will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) to the extent such distributions are dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates and, for Non-U.S. Holders that are corporations, may be subject to an additional branch profits tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty). Subject to the exceptions and qualifications in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of New Atlassian Shares.

Please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication” of this proxy statement for a discussion of certain U.S. federal income tax considerations relating to the Scheme. Please consult your tax advisors as to the specific tax consequences to you of the Scheme.

Material UK Tax Consequences of the U.S. Domestication

UK taxation consequences of the Scheme

The implementation of the Scheme should not be treated as involving a distribution subject to UK tax as income.

Taxation of chargeable gains – UK Atlassian Shareholders

On implementation of the Scheme, for the purpose of UK taxation of chargeable gains, an Atlassian Shareholder who does not hold (either alone or together with persons connected with them) more than 5% of, or of any class of, shares in or debentures of Atlassian should not be treated as having made a disposal or part disposal of their Atlassian Shares. The chargeable gains treatment in the UK for Atlassian Shareholders holding more than 5% of, or of any class of, shares in or debentures of Atlassian depends on the application of the factors set out in the section titled “Taxation of chargeable gains – UK Atlassian Shareholders”.

UK taxation consequences of disposing of New Atlassian Shares

A subsequent disposal of New Atlassian Shares by a New Atlassian Shareholder may, depending on their individual circumstances, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. The rules set out in the section titled “UK taxation consequences of the Scheme” will apply to disposals of New Atlassian Shares to determine the taxation of such gain.

Taxation of dividends

Dividends received by UK resident and domiciled individual New Atlassian Shareholders will form part of the shareholder’s total income for income tax purposes and taxed at the relevant income tax rates in the UK in accordance with the process set out in the section titled “Taxation of dividends”. Such an individual New Atlassian Shareholder will be taxable on the total of the dividend before deduction of any amount deducted in respect of United States dividend withholding tax (the “gross dividend”).

Please carefully review the information set forth in the section titled “Material UK Tax Consequences of the U.S. Domestication” of this proxy statement for a discussion of certain UK taxation considerations relating to the Scheme, based on current legislation and on what is understood to be current HM Revenue and Customs practice. Please consult your tax advisors as to the specific tax consequences to you of the Scheme.

Material Australian Tax Consequences of the U.S. Domestication

Australian capital gains consequences of the Scheme

On implementation of the scheme, the disposal of Atlassian Shares by Australian Atlassian Shareholders will result in capital gains tax (“CGT”) event A1.

For Australian Atlassian Shareholders who hold their shares on capital account and receive New Atlassian Shares as consideration, subject to you choosing rollover relief (jointly with New Atlassian) and completing the tax cost base notification requirements outlined in the section titled ‘Australian capital gains consequences of the Scheme” of this proxy statement, roll-over relief should be available and capital gains should accordingly be disregarded. An Australian Taxation Office (the “ATO”) “Class Ruling” is being sought to confirm the ATO’s view that participation in the Scheme by Australian tax resident Atlassian Shareholders who hold their shares on capital account will be eligible for CGT roll-over relief. You should read carefully and complete the steps required to be taken by an Australian Atlassian Shareholder in order to obtain CGT roll-over relief which are detailed in the section titled “Australian capital gains consequences of the Scheme” of this proxy statement.

Where roll-over relief is not obtained, a CGT discount may be applied against the capital gain (after reduction of total capital gains by capital losses) where certain requirements described in the section titled “Australian capital gains consequences of the Scheme” of this proxy statement have been met. These rules will similarly apply to any subsequent disposal of New Atlassian Shares by a New Atlassian Shareholder.

Subject to the qualifications described in the section titled “Australian capital gains consequences of the Scheme” of this proxy statement, Atlassian Shareholders that are not resident in Australia will not be subject to Australian taxation on capital gains.

Australian taxation consequences of disposing of New Atlassian Shares

A subsequent disposal of New Atlassian Shares by a New Atlassian Shareholder on capital account may, depending on their individual circumstances, give rise to a capital gain or capital loss under Australian CGT provisions.

To the extent that the Australian New Atlassian Shareholder obtained CGT roll-over relief in relation to the implementation of the Scheme, any capital gain or capital loss on the disposal of New Atlassian Shares should be calculated taking into account the allowable original cost to the Atlassian Shareholder of acquiring the Atlassian Shares from which the New Atlassian Shares are derived.

Taxation of dividends

Dividends paid to New Atlassian Shareholders who are Australian resident and domiciled will be taxable on the gross dividend. However, United States dividend withholding tax applied to the gross dividend may be available as a foreign income tax offset to the New Atlassian Shareholders, subject to the restriction in Division 770 of the Income Tax Assessment Act 1997 (Cth).

Other Australian Tax Considerations

Australian resident New Atlassian Shareholders that will hold at least a 10% “attributable interest” in New Atlassian are advised to consult their own professional tax advisors as to the implications of the Australian “controlled foreign company” provisions (including in relation to the tax treatment of dividends).

Stamp Duty

No Australian state or territory stamp duty should be payable by Atlassian Shareholders on the cancellation of the Atlassian Shares or the allotment and the issue of New Atlassian Shares pursuant to the Scheme.

Please carefully review the information set forth in the section titled “Material Australian Tax Consequences of the U.S. Domestication” of this proxy statement for a discussion of certain Australian tax consequences relating to the Scheme. Please consult your tax advisors as to the specific tax consequences to you of the Scheme.

Material Tax Consequences of the U.S. Domestication for Other Shareholders

For a discussion of the material tax consequences of the U.S. Domestication for Atlassian Shareholders in India, Japan, the Philippines and Canada, please carefully review the information set forth in the sections titled “Material Indian Tax Consequences of the U.S. Domestication”, “Material Japanese Tax Consequences of the U.S. Domestication”, “Material Philippine Tax Consequences of the U.S. Domestication” and “Material Canadian Tax Consequences of the U.S. Domestication”, respectively, of this proxy statement.

Atlassian Shareholders in other jurisdictions should consult their respective tax advisors as to the specific tax consequences to them of the U.S. Domestication.

Comparison of Rights

Many of the principal attributes of Atlassian’s ordinary shares and New Atlassian’s shares of common stock will be substantially the same. However, there are differences between what your rights will be under Delaware law and what they currently are under English law. In addition, there are differences between Atlassian’s articles of association and New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of the U.S. Domestication.

These differences are discussed under the sections titled “Description of New Atlassian Capital Stock” and “Summary of the Principal Differences Between the Rights of Atlassian Shareholders and New Atlassian Stockholders”. New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws, in the form substantially as they will be in effect upon completion of the U.S. Domestication, are attached as Appendix I and Appendix II, respectively, to this proxy statement.

PART II

QUESTIONS AND ANSWERS ABOUT THE U.S. DOMESTICATION, THE SCHEME, THE COURT MEETING AND THE GENERAL MEETING

The following are some questions that Atlassian shareholders may have regarding the U.S. Domestication, the Scheme and proposals being considered at the Court Meeting and the General Meeting and brief answers to those questions. Atlassian urges you to read carefully this entire proxy statement and the other documents to which this proxy statement refers or incorporates by reference because the information in this section does not provide all the information that might be important to you.

Q:	Why am I receiving these materials?

A:

The Board is providing this proxy statement to Atlassian Shareholders in connection with the solicitation of proxies to be voted at the Court Meeting and the General Meeting in connection with the U.S. Domestication and the Scheme.

Q:	What is the transaction for which I am being asked to vote?

A:

Atlassian is proposing to carry out the U.S. Domestication, which once effective will redomicile the parent holding company of the Atlassian Group from the United Kingdom to the United States as discussed in this proxy statement. Pursuant to the Scheme that is part of the U.S. Domestication, Atlassian Shares will be mandatorily exchanged for the corresponding class of New Atlassian Shares on a one-for-one basis (to be effected by the cancellation of all of the Scheme Shares and the allotment and issue of the New Atlassian Shares).

Q:	Why are there two Atlassian shareholder meetings?

A:

The U.S. Domestication is to be implemented by means of a Court-sanctioned scheme of arrangement between Atlassian and its shareholders who are Scheme Shareholders on the register of members of Atlassian at the Scheme Record Time under Part 26 of the Companies Act. The procedure requires approval of the Scheme by Atlassian shareholders at a meeting that is convened by the Court, which is referred to as the Court Meeting. The Atlassian shareholders will vote on the Court Scheme Proposal at the Court Meeting as described in the section titled “Court Scheme Proposal” beginning on page 120.

The Scheme also requires approval of the Scheme Special Resolution which is a proposal to, amongst other things, amend Atlassian’s articles of association to allow the Board to carry the Scheme into effect. This proposal will not be presented at the Court Meeting. Therefore, Atlassian is also holding a General Meeting at which Atlassian shareholders will vote on the Scheme Special Resolution.

Q:	When and where are the Court Meeting and the General Meeting taking place?

A:

The Court Meeting will be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA on August 22, 2022 at 2:00 p.m. (Pacific Time) and the General Meeting will be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA on August 22, 2022 at 2:30 p.m. (Pacific Time) (or as soon thereafter as the Court Meeting shall have concluded or been adjourned).

Q:	Can shareholders attend the Court Meeting and the General Meeting virtually?

A:

Shareholders will also be able to attend the Court Meeting and the General Meeting via live audio webcast by visiting Atlassian’s meeting website at www.virtualshareholdermeeting.com/TEAM2022 at 2:00 p.m. (Pacific Time) and 2:30 p.m. (Pacific Time), respectively, on August 22, 2022. Upon visiting the meeting website, Shareholders will be prompted to enter the 16-digit control number provided on their Notice of Internet Availability of Proxy Materials or on their proxy card or voting instruction form if they receive materials by mail. Each Atlassian Shareholder’s unique control number allows us to identify it as an Atlassian Shareholder and will enable it to securely log on, vote and submit questions during the Court Meeting and the General Meeting on the meeting website. Further instructions on how to attend and participate via the internet, including how to demonstrate proof of share ownership, are available at www.proxyvote.com.

Q:	What are Atlassian shareholders being asked to consider and approve at the Court Meeting and the General Meeting?

A:	Atlassian shareholders are being asked to consider and approve the following matters in connection with the U.S. Domestication at the Court Meeting and the General Meeting:

1.

Court Scheme Proposal (Court Meeting): To approve the Scheme at the Court Meeting, pursuant to which New Atlassian will become the new holding company of the Atlassian Group in place of Atlassian, with holders of Atlassian Shares receiving one New Atlassian Share of the corresponding class for every Atlassian Share.

2.

Scheme Special Resolution (General Meeting): To give the Board the authority to take all necessary action to carry the Scheme into effect, to reduce the capital of the Company, apply the reserve arising by recapitalizing it and to amend the Atlassian articles of association as described in the section titled “Scheme Special Resolution” on page 121.

As more particularly described in the sections titled “The Court Meeting and the General Meeting” and “Court Scheme Proposal” on pages 116 and 120, respectively, the U.S. Domestication is to be implemented by means of a Court-sanctioned scheme of arrangement between Atlassian and its shareholders who are Scheme Shareholders on the register of members of Atlassian at the Scheme Record Time under Part 26 of the Companies Act. The procedure requires approval by Atlassian shareholders at the Court Meeting and the sanction of the Scheme by the Court.

Court Meeting: The purpose of the Scheme is to provide for the mandatory exchange of Atlassian Shares for the corresponding class of New Atlassian Shares (to be effected by the cancellation of all of the Scheme Shares and the allotment and issue of the New Atlassian Shares). Before the Court’s sanction can be sought for the Scheme, the Court Scheme Proposal must be approved by Atlassian shareholders at the Court Meeting. The resolution must be approved by a majority in number of the Shareholders of Record as of the Shareholder of Record Cut-off Date (6:00 p.m. (Pacific Time) on August 8, 2022) representing 75% or more in value of the Atlassian Shares at the Shareholder of Record Cut-off Date, in each case, present and voting (and entitled to vote at the Court Meeting), either in person or by proxy.

General Meeting: Atlassian shareholders also are being asked to consider and approve the Scheme Special Resolution at the General Meeting. The Scheme Special Resolution will be proposed as a special resolution, which means, provided that a quorum is present, such proposal will be approved if at least 75% of the votes cast are cast in favor thereof. The

Scheme Special Resolution will authorize the Board to implement the Scheme and to address certain ancillary matters including necessary amendments to Atlassian’s articles of association.

The U.S. Domestication will not occur if shareholders do not approve both the Court Scheme Proposal and the Scheme Special Resolution.

Q:	Why am I receiving two forms of proxy card or voting instructions for two meetings?

A:

As described above, Atlassian shareholders are being asked to consider and approve resolutions at both the Court Meeting and the General Meeting. Each copy of this proxy statement mailed to Shareholders of Record is accompanied by two proxy cards with instructions for voting. The proxy card labeled “BLUE PROXY CARD” corresponds to the Court Meeting, and the proxy card labeled “WHITE PROXY CARD” corresponds to the General Meeting.

Beneficial Owners will receive voting instructions from their broker, bank, trust or other nominee with instructions on how to vote for each meeting. Beneficial Owners whose shares are held through DTC in “street name” by their broker, bank, trust or other nominee will receive two voting instruction forms, one for the Court Meeting labeled “BLUE VOTING INSTRUCTION FORM” and one for the General Meeting labeled “WHITE VOTING INSTRUCTION FORM”.

Your vote is very important. It is important that, for the Court Meeting in particular, as many votes as possible are cast, so that the Court may be satisfied that there is a fair and reasonable representation of the holders of the Scheme Shares at the Court Meeting. You are encouraged to submit a proxy card or voting instructions for BOTH the Court Meeting and the General Meeting as soon as possible.

If you have not received two proxy cards or two voting instruction forms, please contact either:

•	the Company Secretary of Atlassian, at Atlassian Corporation Plc, 350 Bush Street, Floor 13, San Francisco, California 94104, USA; or

•	Broadridge, at 51 Mercedes Way, Edgewood, New York 11763, USA.

Q:	Why was the Special Committee formed?

A:

The Special Committee was formed for the purpose of evaluating the U.S. Domestication on behalf of the Board. The Special Committee is composed solely of directors of Atlassian who are disinterested with respect to the U.S. Domestication and is authorized to, among other things, evaluate, review and make recommendations to the Board regarding the advisability of the U.S. Domestication.

Q:	How does the Board recommend that Atlassian Shareholders vote at the Court Meeting and the General Meeting?

A:

The Board, having received the unanimous opinion of the Special Committee to the same effect, has determined that the terms and provisions of the Scheme and the actions required and contemplated thereby would promote the success of Atlassian for the benefit of its shareholders as a whole and, accordingly, recommends that Atlassian Shareholders vote:

•	“FOR” the Court Scheme Proposal; and

•	“FOR” the Scheme Special Resolution.

For a more complete description of the recommendation of the Board and the Special Committee with respect to these proposals, see page 44.

Q.	What are Atlassian’s reasons for the U.S. Domestication?

A.

The Atlassian Board, in unanimously determining that the U.S. Domestication is fair and reasonable and in the best interests of shareholders of Atlassian as a whole, and in recommending that Atlassian shareholders vote in favor of the Scheme at the Court Meeting and vote in favor of the Scheme Special Resolution proposed at the General Meeting, considered and relied upon a number of factors, including, among others, the following:

•

Enhanced market position. Becoming a U.S. domestic issuer should provide Atlassian with a number of capital market advantages, including greater exposure to U.S. and international institutional investors and potential inclusion in certain stock market indices that it is currently excluded from due to its foreign domicile.

•

Improved access to U.S. capital markets. As Atlassian continues to grow in profile and scale, it endeavors to improve its access to capital markets, improving its future flexibility to fund its strategic initiatives. Having a U.S. parent company should reduce foreign-domiciled complexity within Atlassian’s credit profile, reduce the cost and administrative burden involved with raising debt capital and provide greater flexibility in the structuring of future debt issuances and other capital transactions.

•

Increased financial comparability with Atlassian peers. As a U.S. domestic issuer, Atlassian will be required to transition from IFRS to U.S. GAAP, which will enable investors and analysts to more easily compare the financial results of Atlassian to its peers. Additionally, many of Atlassian’s peers are incorporated in Delaware. As a result of the U.S. Domestication, New Atlassian will be subject to the same corporate law regime as these peers.

•

Alignment of Atlassian’s legal structure with its operating footprint. The Board believes that establishing a U.S. parent company would streamline Atlassian’s corporate structure, resulting in reduced administrative costs, and align the legal framework governing New Atlassian with the Atlassian Group’s operational footprint.

•	Facilitate execution of M&A strategy. The U.S. Domestication should facilitate the continued execution of this strategy and enable the Atlassian Group to pursue transformative M&A transactions.

•

Delaware has a well-established corporate regime that promotes high standards of corporate governance. Delaware offers predictable and well-established corporate laws. Delaware has a well-developed legal system that the Board believes encourages high standards of corporate governance and provides stockholders with substantial rights.

The Atlassian Board also considered the fact that certain executive officers and directors of Atlassian, including Messrs. Cannon-Brookes and Farquhar, have interests in the U.S. Domestication that may be different from, or in addition to, the interests of Atlassian shareholders generally, including the tax implications of the U.S. Domestication, and the other matters disclosed in the section titled “The U.S. Domestication — Interests of Certain Persons Relating to the U.S. Domestication”. Atlassian cannot assure you that the anticipated benefits of the U.S. Domestication will be realized. In addition, despite the potential benefits described above and throughout this proxy statement, the U.S. Domestication will expose you and the Atlassian Group to potential risks, including relating to future income tax policy in the United States. Please see the discussion under “Risk Factors”.

See the sections titled “Background to the U.S. Domestication” and “Reasons for the U.S. Domestication – Reasons of the Atlassian Board”.

Q:	Who can attend and vote at the Court Meeting and the General Meeting?

A:	Each Shareholder of Record and Beneficial Owner at 6:00 p.m. (Pacific Time) on June 23, 2022 will receive notice of the Court Meeting and the General Meeting.

Only Shareholders of Record at the Shareholder of Record Cut-off Date will be entitled to attend and vote on the resolutions to be put to the shareholders at the Court Meeting and the General Meeting. Each Beneficial Owner as of the Record Date will be entitled to direct their broker, bank, trust or other nominee how to cast their votes on the resolutions to be put to the shareholders at the Court Meeting and the General Meeting. If either meeting is adjourned, only those Shareholders of Record at 6:00 p.m. (Pacific Time) on the date which is 10 Business Days before the date fixed for the reconvened meeting will be entitled to attend and vote.

In order to ensure that the Scheme is approved by the Company’s non-controlling shareholders, Messrs. Cannon-Brookes and Farquhar, and their respective affiliates who are holders of Atlassian Class B Ordinary Shares, together with the Atlassian Foundation, have agreed not to vote at the Court Meeting and have instead agreed, subject to the satisfaction (or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares) of the ATO Condition in accordance with the terms of the Scheme, to be bound by the terms of the Scheme and confirm to the Court that they did not vote at the Court Meeting pursuant to an undertaking to be provided to the Court.

Shareholders of Record may be asked to present valid picture identification, such as a driver’s license or passport, to attend the Court Meeting and the General Meeting. If you are a Beneficial Owner as of the Record Date and wish to attend the Court Meeting and/or the General Meeting, you will need to bring evidence of your interest in Atlassian Shares in the form of a currently dated letter from your broker, bank, trust or other nominee and proof of your identity (such as a driver’s license or passport). On verification of such evidence, you will be admitted to the Court Meeting and/or the General Meeting but may not vote at the Court Meeting and/or the General Meeting unless you are a Shareholder of Record or hold a valid proxy from a Shareholder of Record as of the Shareholder of Record Cut-off Date.

Shareholders of Record and Beneficial Owners may attend the Court Meeting and the General Meeting in person at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA or online at www.virtualshareholdermeeting.com/TEAM2022. To participate virtually in the Court Meeting and the General Meeting, you must enter the 16-digit control number included in your proxy card or voting instruction form. Online access to the Court Meeting and the General Meeting will open approximately 15 minutes prior to the start of such meetings, respectively. If you encounter any difficulties accessing the Court Meeting or the General Meeting during the check-in or meeting time, please contact the technical support number that will be posted on the virtual Court Meeting or General Meeting log-in page. Technical support will be available starting 15 minutes prior to the Court Meeting or the General Meeting. If you have questions about your control number, please contact the bank, broker or other organization that holds your Atlassian shares.

Q.	What is the quorum for the Court Meeting and the General Meeting?

A.

A quorum is required for the transaction of business at each of the Court Meeting and the General Meeting. At the Court Meeting to approve the Court Scheme Proposal, at least two shareholders must be present, in person or by proxy. At the General Meeting to approve the Scheme Special Resolution, at least two shareholders must be present, in person or by proxy.

Q.	How many votes do I have at the Court Meeting and the General Meeting?

A.

At the Court Meeting, each Atlassian Class A Ordinary Share and each Atlassian Class B Ordinary Share that you own as of the applicable voting record date entitles you to one vote. However, as described elsewhere in this proxy statement, Messrs. Cannon-Brookes and Farquhar, who are holders of Atlassian Class B Ordinary Shares and Atlassian Class A Ordinary Shares, and their respective affiliates who hold Atlassian Class B Ordinary Shares, will not vote at the Court Meeting.

At the General Meeting:

•	each Atlassian Class A Ordinary Share that you own as of the applicable voting record date entitles you to one vote; and

•	each Atlassian Class B Ordinary Share that you own as of the applicable voting record date entitles you to ten votes.

Q:

If my Atlassian Shares are held through DTC in “street name” by my broker, bank, trust or other nominee, or held in the Computershare Depositary, will DTC or my broker, bank, trust or other nominee vote my Atlassian Shares for me?

A:

If your Atlassian Shares are registered in the name of Cede & Co. (as nominee for DTC) including Atlassian Shares held in “street name” through a broker, bank, trust or other nominee as a custodian, or if your Atlassian Shares are registered in the name of Computershare DR Nominees Limited (as nominee for the Computershare Depositary), you are referred to in this proxy statement as a “Beneficial Owner”. Only Beneficial Owners as of the Record Date may direct their broker, bank, trust or other nominee how to vote at the Court Meeting and the General Meeting. Please follow the voting instructions provided by your broker, bank, trust or other nominee. Please note that you may not vote Atlassian Shares held as a Beneficial Owner by returning a proxy card or voting instructions directly to Atlassian. You may only vote Atlassian Shares held as a Beneficial Owner in person at the Court Meeting or the General Meeting if you obtain a “legal proxy” from your broker, bank, trust or other nominee.

Unless a Beneficial Owner instructs their broker, bank, trust or other nominee how to vote their Atlassian Shares, Atlassian Shares held by such Beneficial Owner will NOT be voted on any of the proposals presented at the Court Meeting or the General Meeting.

Q:

Why are there different voting record dates for Shareholders of Record whose names appear in the register of members of Atlassian and Beneficial Owners who hold their Atlassian Shares through DTC in “street name” or the Computershare Depositary?

A:

As described in response to the question titled “What are Atlassian shareholders being asked to consider and approve?” above, in addition to receiving the affirmative votes in respect of at least 75% in value of the Atlassian Shares voted at the Court Meeting, the Court Scheme Proposal must receive the affirmative vote of a majority in number of those holders of Atlassian Shares who are entitled to vote, are present (either in person or represented by proxy) and vote at the Court Meeting. Under English law, only shareholders whose names appear in the register of members of Atlassian are counted in the number of holders of Atlassian Shares entitled to vote and who are present for purposes of this requirement.

In order to provide Cede & Co. (as nominee for DTC) and brokers, banks, trusts and other nominees with sufficient time to obtain voting instructions from beneficial owners of Atlassian Shares held in “street name”, the Board has established June 23, 2022 as the Record Date.

However, in order to determine those shareholders whose names appear in the register of members of Atlassian, as kept by the Company’s transfer agent and who can be counted as a shareholder of record owner for purposes of the English law requirement that the Court Scheme Proposal receive the affirmative vote of a majority in number of those holders of Atlassian Shares who are entitled to vote and are present and vote, the Board has also established August 8, 2022 as the Shareholder of Record Cut-off Date.

Q:

What if I hold my Atlassian Shares through DTC or in “street name” as of the Record Date and I then register those Atlassian Shares in my own name as an owner of record before the Shareholder of Record Cut-off Date?

A:

Any Beneficial Owner of Atlassian Shares who proposes to have its or their Atlassian Shares registered in its or their own name (or the name of an alternative nominee holder) should not give (or procure the giving of) any voting instructions to Cede & Co. (as nominee for DTC), nor apply to Cede & Co. (as nominee for DTC) for a letter of representation or to be appointed as a proxy, in relation to the relevant Atlassian Shares, and if any such voting instructions have been given or application made in relation to any interest in Atlassian Shares to be registered directly, such instructions or application should be withdrawn.

Registration of Atlassian Shares held in “street name” through DTC directly on the books and records of the Company’s transfer agent may be taxable to the shareholder. Accordingly, Beneficial Owners are encouraged to consult their own tax advisors in connection with any such action.

Q:	What are the effects of abstentions and broker non-votes at the meetings?

A:

An abstention occurs when a shareholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a broker, bank, trust or other nominee returns a proxy but does not have authority to vote on a particular proposal. Brokers, banks, trusts and other nominees will not have discretionary authority to vote on any of the proposals at the Court Meeting or the General Meeting, so they will only be able to vote Atlassian Shares for which they have received voting instructions from the Beneficial Owners. If you are a Beneficial Owner, you should therefore provide your broker, bank, trust or other nominee with instructions as to how to vote your Atlassian Shares for each Proposal.

In connection with the Court Meeting, abstentions and broker non-votes will not be considered votes cast and will, therefore, not have any effect on the outcome of the vote at the Court Meeting.

In connection with the General Meeting, abstentions and broker non-votes will be considered in determining the presence of a quorum but will not be considered as votes cast. Abstentions and broker non-votes will have no effect on the outcome of the Scheme Special Resolution.

Q.	What is the deadline for Shareholders of Record to provide their proxy?

A.

If you give instructions as to your proxy appointment for the Court Meeting by telephone or via the internet, such instructions must be received by 11:59 p.m. (Eastern Time) on August 21, 2022. If you mail your executed proxy card labeled “BLUE PROXY CARD” for the Court Meeting, such proxy card must be received by 11:59 p.m. (Eastern Time) on August 21, 2022.

If you give instructions as to your proxy appointment for the General Meeting by telephone or via the internet, such instructions must be received by 11:59 p.m. (Eastern Time) on August 21, 2022. If you mail your executed proxy card labeled “WHITE PROXY CARD” for the General Meeting, such proxy card must be received by 11:59 p.m. (Eastern Time) on August 21, 2022.

Q.	What is the deadline for Beneficial Owners to provide their voting instructions?

A.

Beneficial Owners should consult the voting instructions received from their broker, bank, trust or other nominee. Beneficial Owners may be required to submit voting instructions to their applicable broker, bank, trust or nominee at or prior to the deadline applicable for the submission by Shareholders of Record and such holders should, therefore, follow the separate instructions that will be provided by such person.

Q.	Is voting confidential?

A.

Subject to any legal requirements, Atlassian will keep all the proxies, ballots and voting tabulations private. Atlassian only lets its transfer agent, Computershare Trust Company, N.A., and any inspector of elections examine these documents.

Q.	What will I receive for my Atlassian Shares under the Scheme?

A.	Pursuant to the Scheme, if the Scheme becomes effective, each Atlassian Share will be exchanged for one New Atlassian Share of the corresponding class.

Q:	What are the material U.S. federal income tax consequences of the U.S. Domestication?

A:	Material U.S. Federal Income Tax Consequences of the Scheme to “U.S. Holders” of Atlassian Shares

The cancellation of Atlassian Shares in exchange for New Atlassian Shares pursuant to the Scheme is expected to qualify as a transaction described in Section 351 of the Code. As a result, subject to the limitations and qualifications described in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication” of this proxy statement, no gain or loss is expected to be recognized by the U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication”) of Atlassian Shares as a result of the Scheme. U.S. Holders of Atlassian Shares with a fair market value of U.S.$50,000 or more, but who own (actually or constructively) less than 10% of (i) the total combined voting power of all classes of Atlassian Shares and (ii) the total value of all classes of Atlassian Shares at the time the Scheme occurs, should consult their own tax advisors about whether to make a protective election to include in income the “all earnings and profits amount” as the term is defined in U.S. Treasury Regulation Section 1.367(b)-2(d) attributable to its Atlassian Shares, as more fully discussed below in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication.”

Material U.S. Federal Income Tax Consequences to “Non-U.S. Holders” of Owning and Disposing of New Atlassian Shares

Distributions to Non-U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication”) with respect to New Atlassian Shares will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) to the extent such distributions are dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates and, for Non-U.S. Holders that are corporations, may be subject to an additional branch profits tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty).

Subject to the exceptions and qualifications in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of New Atlassian Shares.

Please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication” of this proxy statement for a discussion of certain U.S. federal income tax considerations relating to the Scheme. Please consult your tax advisors as to the specific tax consequences to you of the Scheme.

Q:	What are the material UK tax consequences of the U.S. Domestication?

A:	UK taxation consequences of the Scheme

The implementation of the Scheme should not be treated as involving a distribution subject to UK tax as income.

Taxation of chargeable gains – UK Atlassian Shareholders

On implementation of the Scheme, for the purpose of UK taxation of chargeable gains, an Atlassian Shareholder who does not hold (either alone or together with persons connected with them) more than 5% of, or of any class of, shares in or debentures of Atlassian should not be treated as having made a disposal or part disposal of their Atlassian Shares. The chargeable gains treatment in the UK for Atlassian Shareholders holding more than 5% of, or of any class of, shares in or debentures of Atlassian depends on the application of the factors set out in the section titled “Taxation of chargeable gains – UK Atlassian Shareholders”.

UK taxation consequences of disposing of New Atlassian Shares

A subsequent disposal of New Atlassian Shares by a New Atlassian Shareholder may, depending on their individual circumstances, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. The rules set out in the section titled “UK taxation consequences of the Scheme” will apply to disposals of New Atlassian Shares to determine the taxation of such gain.

Taxation of dividends

Dividends received by UK resident and domiciled individual New Atlassian Shareholders will form part of the shareholder’s total income for income tax purposes and taxed at the relevant income tax rates in the UK in accordance with the process set out in the section titled “Taxation of dividends”. Such an individual New Atlassian Shareholder will be taxable on the total of the dividend before deduction of any amount deducted in respect of United States dividend withholding tax.

Please carefully review the information set forth in the section titled “Material UK Tax Consequences of the U.S. Domestication” of this proxy statement for a discussion of certain UK taxation considerations relating to the Scheme, based on current legislation and on what is understood to be current HM Revenue and Customs practice. Please consult your tax advisors as to the specific tax consequences to you of the Scheme.

Q:	What are the material Australian tax consequences of the U.S. Domestication?

A:	Australian capital gains consequences of the Scheme

On implementation of the Scheme, the disposal of Atlassian Shares by Australian Atlassian Shareholders will result in capital gains tax (“CGT”) event A1.

For Australian Atlassian Shareholders who hold their shares on capital account and receive New Atlassian Shares as consideration, subject to choosing rollover relief (jointly with New Atlassian) and provided Australian Atlassian Shareholders complete the notification of their tax cost base to Atlassian as described below, CGT roll-over relief should be available and capital gains should accordingly be disregarded. An ATO “Class Ruling” is being sought to confirm the ATO’s view that participation in the Scheme by Australian tax resident Beneficial Owners will be eligible for CGT roll-over relief. The steps required to be taken by an Australian Atlassian Shareholder in order to obtain CGT roll-over relief are detailed in the section titled “Australian capital gains consequences of the Scheme” of this proxy statement and it is important that you read and action these steps.

Where roll-over relief is not obtained, a CGT discount may be applied against the capital gain (after reduction of total capital gains by capital losses) where certain requirements described in the section titled “Australian capital gains consequences of the Scheme” of this proxy statement have been met. These rules will similarly apply to any subsequent disposal of New Atlassian Shares by a New Atlassian Shareholder.

Subject to the qualifications described in the section titled “Australian capital gains consequences of the Scheme” of this proxy statement, Atlassian Shareholders that are not resident in Australia will not be subject to Australian taxation on capital gains.

Taxation of dividends

Dividends paid to New Atlassian Shareholders who are Australian resident and domiciled will be taxable on the gross dividend. However, United States dividend withholding tax applied to the gross dividend may be available as a foreign income tax offset to the New Atlassian Shareholder, subject to the restriction in Division 770 of the Income Tax Assessment Act 1997 (Cth).

Australian taxation consequences of disposing of New Atlassian Shares

A subsequent disposal of New Atlassian Shares by a New Atlassian Shareholder who hold their shares on capital account may, depending on their individual circumstances, give rise to a capital gain or capital loss under Australian CGT provisions.

On the basis that the Australian New Atlassian Shareholder obtained roll-over relief in relation to the implementation of the Scheme, any capital gain or capital loss on the disposal of New Atlassian Shares should be calculated taking into account the allowable original cost to the Atlassian Shareholder of acquiring the Atlassian Shares from which the New Atlassian Shares are derived.

Other Australian Tax Considerations

Australian resident New Atlassian Shareholders that will hold at least a 10% “attributable interest” in New Atlassian are advised to consult their own professional tax advisors as to the implications of the Australian “controlled foreign company” provisions (including in relation to the tax treatment of dividends).

Stamp Duty

No Australian state or territory stamp duty should be payable by Atlassian Shareholders on the cancellation of the Atlassian Shares or the allotment and the issue of New Atlassian Shares pursuant to the Scheme.

Please carefully review the information set forth in the section titled “Material Australian Tax Consequences of the U.S. Domestication” of this proxy statement for a discussion of certain Australian tax consequences relating to the Scheme. Please consult your tax advisors as to the specific tax consequences to you of the Scheme.

Q:	Are Atlassian shareholders entitled to appraisal or dissenters’ rights in the U.S. Domestication?

A:

No. Holders of Atlassian Shares may attend and raise objections at the Court Sanction Hearing, where the Court will consider whether to sanction the Scheme, and may file an objection with the Court against the sanctioning of the Scheme, but no appraisal or dissenting rights are available to such holders in connection with a scheme of arrangement effected under the laws of England and Wales.

Q.	Are there risks associated with the U.S. Domestication?

A.	Yes. Before making a decision on whether and how to vote, you are urged to carefully read the section titled “Risk Factors”.

Q.	How will the U.S. Domestication affect Atlassian’s presence in the United States and around the world?

A.

Other than incorporation of the Atlassian Group’s ultimate parent company in Delaware, at present, there are no changes planned for Atlassian’s operations or workforce in the United States or elsewhere as a result of the U.S. Domestication.

Q.	Will the U.S. Domestication affect Atlassian’s current or future day-to-day operations?

A.	The U.S. Domestication will have no material impact on how Atlassian conducts its day-to-day operations.

Q.	How will shares of New Atlassian differ from shares of Atlassian?

A.

New Atlassian shares of common stock are intended to have substantially the same rights as the Atlassian ordinary shares of the corresponding class. However, there are differences between what your rights as a stockholder will be under Delaware law and what they currently are as a shareholder under English law. In addition, there are differences between the organizational documents of Atlassian and New Atlassian.

The differences are discussed in detail under the section titled “Summary of the Principal Differences between the Rights of Atlassian Shareholders and New Atlassian Stockholders” in Part VII of this proxy statement. See also the section titled “Description of New Atlassian Capital Stock” in Part VII of this proxy statement for a description of the New Atlassian capital stock. New Atlassian’s proposed amended and restated certificate of incorporation and amended and restated bylaws are attached hereto as Appendix I and Appendix II, respectively, substantially in the forms that will be in effect upon completion of the U.S. Domestication.

Q.	Will the U.S. Domestication dilute my economic interest?

A.

No, your fully-diluted relative economic ownership in Atlassian will not change as a result of the Scheme. Your Atlassian Shares will be exchanged on a one-for-one basis for New Atlassian Shares of the corresponding class.

Q.	How will the U.S. Domestication affect the reporting obligations of Atlassian Group?

A.

Upon the completion of the U.S. Domestication, New Atlassian will be subject to the reporting requirements of the SEC as a domestic issuer, the mandates of the U.S. Sarbanes-Oxley Act of 2002 and the applicable corporate governance rules of the Nasdaq Global Select Market, and New Atlassian will report consolidated financial results in U.S. dollars and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). New Atlassian will file reports on Form 10-K, 10-Q and 8-K with the SEC and comply with the proxy rules under the U.S. Exchange Act. In addition, New Atlassian will be required to comply with the General Corporation Law of the State of Delaware (“DGCL”). New Atlassian will cease to provide the Atlassian Group’s financial results in accordance with International Financial Reporting Standards (“IFRS”).

Q.	What happens to the current Atlassian equity plans in connection with the U.S. Domestication?

A.

At the Effective Time, New Atlassian will assume each Atlassian Share Plan and such Atlassian Share Plan will be deemed amended to the extent necessary for each reference to Atlassian to mean New Atlassian, the reservation and issuance of a number and class of New Atlassian Shares equal to the number and class of Atlassian Shares subject to such Atlassian Share Plan, and the board of directors and committees of New Atlassian shall succeed the authority of the board of directors and committees of Atlassian in administering the respective Atlassian Share Plan.

Q.	What will happen to outstanding Atlassian equity-based awards when the Scheme becomes effective?

A.	It is the Board’s intention that options and awards will continue on the same basis, other than that they will ultimately deliver New Atlassian Shares rather than Atlassian Shares.

Q.	When will the Scheme become effective?

A.

If Atlassian’s shareholders approve each proposal presented at the Court Meeting and at the General Meeting, and the Court sanctions the Scheme at the Court Sanction Hearing, the Scheme is expected to become effective on September 30, 2022.

Q.	Are there any conditions to the Scheme and the U.S. Domestication becoming effective?

A.	Yes. Neither the Scheme nor the U.S. Domestication will be effected unless the following conditions are satisfied:

•

the Court Scheme Proposal is approved at the Court Meeting by (i) a majority in number of those Shareholders of Record who are present and voting, either in person or by proxy, at the Court Meeting, (ii) representing 75% or more of the value of the Atlassian Shares voted (either in person or by proxy) at the Court Meeting, as required by the Companies Act;

•

the Court grants the requisite Court Order sanctioning the Scheme and confirming the associated reduction of capital (in determining whether to grant such order, the Court will decide whether the Scheme is reasonable, whether various statutory and other legal requirements have been complied with and satisfied with respect to it and certain other matters; the Court has discretion whether to sanction the Scheme and there can be no certainty that it will do so);

•	the Scheme Special Resolution receives the affirmative vote of at least 75% of the votes cast (either in person or by proxy) at the General Meeting;

•	a copy of the Court Order and associated statement of capital in respect of the Reduction of Capital having been delivered to the Registrar of Companies for registration;

•

no Third Party having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or having enacted, made or proposed any statute, regulation, decision or order, or change to published practice or having taken any other steps, and there not continuing to be outstanding any statute, regulation, decision or order, which in each case would or might reasonably be expected to make the Scheme or the U.S. Domestication or their implementation void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto;

•	no statute, rule or regulation is enacted or promulgated by any governmental entity of competent jurisdiction that prohibits or makes illegal the sanction of the Scheme;

•	no order or injunction of a court of competent jurisdiction is in effect that prevents the sanction of the Scheme;

•	the approval of the Nasdaq Global Select Market of the listing of New Atlassian Class A Common Shares; and

•	the satisfaction, or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares, of the ATO Condition.

The Board will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied.

Q:	If the U.S. Domestication is consummated, will the New Atlassian Class A Common Shares be listed for trading?

A:

Yes. The New Atlassian Class A Common Shares you will receive as part of the U.S. Domestication are expected to be listed on the Nasdaq Global Select Market as of the consummation of the U.S. Domestication, which will occur at the Effective Time. Consummation of the U.S. Domestication is subject to the New Atlassian Class A Common Shares being approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

Q.	What happens if the U.S. Domestication is not consummated?

A.

If the U.S. Domestication is not consummated for any reason by March 31, 2023, Atlassian shareholders will not receive New Atlassian Shares and Atlassian will continue as a public limited company incorporated under the laws of England and Wales, with the Atlassian Class A Ordinary Shares continuing to be listed for trading on the Nasdaq Global Select Market.

Q.	How will the U.S. Domestication affect the stock exchange listing of the Atlassian Class A Ordinary Shares?

A.

There should be no disruption in the trading of your Atlassian Class A Ordinary Shares. Atlassian will submit a notification with the Nasdaq Global Select Market and expects that, following the sanction of the Scheme, the New Atlassian Class A Common Shares will be listed on the Nasdaq Global Select Market under the symbol “TEAM”, the same symbol under which your Atlassian Class A Ordinary Shares are currently listed.

Q:	How do I vote?

A:

After you have carefully read this proxy statement and the attached annexes, please respond by completing, signing and dating the relevant proxy cards or voting instruction forms, as applicable, and returning them in the enclosed postage-paid envelope or by submitting your proxy or voting instructions by telephone or via the internet as soon as possible so that your Atlassian Shares will be represented and voted at the Court Meeting and the General Meeting.

If you are a Shareholder of Record, please sign BOTH of the proxy cards exactly as your name appears on such cards. If your Atlassian Shares are owned jointly, each joint owner should sign the relevant proxy cards. In the case of joint holders of an Atlassian Share who are Shareholders of Record, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names of the holders stand in Atlassian’s register of members. If a Shareholder of Record is a corporation, limited liability company, partnership or other entity, the relevant proxy cards should be signed in the full corporate, limited liability company, partnership or other entity name by a duly authorized person. If the relevant proxy cards are signed pursuant to a power of attorney or by an executor, administrator, trustee or guardian, please state the signatory’s full title and provide a certificate or other proof of appointment.

If you are a Beneficial Owner, please refer to your voting instructions or the information forwarded by your broker, bank, trust or other nominee to see which voting options are available to you.

The internet and telephone proxy submission procedures are designed to verify your holdings and to allow you to confirm that your instructions have been properly recorded.

If you are a Shareholder of Record at the Shareholder of Record Cut-off Date, neither the submission of a proxy or voting instructions, nor the method by which you submit a proxy or voting instructions, will in any way limit your right to vote at the Court Meeting and the General Meeting if you later decide to attend the meeting in person. If you are a Beneficial Owner as of the Record Date, you must obtain a legal proxy, executed in your favor, from the Shareholder of Record through which your Atlassian Shares are held, to be able to vote at the Court Meeting and the General Meeting.

Q:	What are the ways in which I can vote?

On the day of the Court Meeting and the General Meeting

A:	If you are a Shareholder of Record, there are three ways to vote on the day of the Court Meeting and the General Meeting:

•	In person: You can vote in person at the Court Meeting and the General Meeting at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA.

•

By ballot at the Court Meeting and the General Meeting: To vote during the Court Meeting and the General Meeting, visit www.virtualshareholdermeeting.com/TEAM2022 and enter the 16-digit control number included in your proxy card. Online access to the Court Meeting and the General Meeting will open approximately 15 minutes prior to the start of each meeting. If you encounter any difficulties accessing the virtual Court Meeting or General Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Court

Meeting or General Meeting log-in page for such meetings. Technical support will be available starting 15 minutes prior to each meeting. If you have questions about your control number, please contact the bank, broker or other organization that holds your shares.

•	By telephone: 1-800-454-8683

By Proxy

If you are a Shareholder of Record, there are three ways to vote by proxy:

•

Internet: Vote at www.proxyvote.com in advance of the Court Meeting and the General Meeting. The internet voting system is available 24 hours a day until 11:59 p.m. Eastern Time on August 21, 2022. Once you enter the internet voting system, you can record and confirm (or change) your voting instructions. If you have any questions about www.proxyvote.com, please contact the bank, broker, or other organization that holds your Atlassian Shares.

•

Telephone: Use the telephone number shown on your proxy card. The telephone voting system is available 24 hours a day in the United States until 11:59 p.m. Eastern Time on August 21, 2022. Once you enter the telephone voting system, a series of prompts will tell you how to record and confirm (or change) your voting instructions.

•

Mail: If you received a proxy card, mark your voting instructions on the proxy card and sign, date and return it in the postage-paid envelope provided. For your mailed proxy card to be counted, we must receive it before 11:59 p.m. Eastern Time on August 21, 2022.

If you are a Beneficial Owner, you should contact your bank, broker, trust or other nominee for instructions on how to vote.

Whether or not you plan to attend the Court Meeting and the General Meeting, we urge you to vote in advance by proxy to ensure your vote is counted.

Q:	How many proxies can I appoint?

A:

A Shareholder of Record may appoint one or more proxies to exercise all or any of such shareholder’s rights to attend, ask questions and to vote, on their behalf. If a Shareholder of Record appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different Atlassian Share or Atlassian Shares held by such shareholder. If a Shareholder of Record wishes to appoint more than one proxy, they should follow the instructions contained in this proxy statement or photocopy the relevant proxy card, as required.

Q:	How will my Atlassian Shares be voted at the Court Meeting and the General Meeting if I complete my proxy?

A:

All Atlassian Shares entitled to vote and represented by properly completed proxies received prior to the Court Meeting and the General Meeting, and not revoked, will be voted at the Court Meeting and the General Meeting as instructed on the proxies or voting instructions.

If you are a Shareholder of Record and properly complete, sign and return your proxy cards, but do not indicate how your Atlassian Shares should be voted on a matter, the Atlassian Shares represented by your proxy will be voted as the Board recommends and, therefore:

•	“FOR” the Court Scheme Proposal; and

•	“FOR” the Scheme Special Resolution.

Broker non-votes occur when shares held by a bank, broker, trust or other nominee are represented at the meeting, but with respect to which such bank, broker, trust or nominee is not instructed to vote on a particular resolution and does not have discretionary authority to vote on that resolution. If you are a Beneficial Owner and you do not submit voting instructions to your broker, bank, trust or other nominee, your broker, bank, trust or other nominee may generally vote your shares in its discretion only on routine matters. Because each of the resolutions being considered at the Court Meeting and the General Meeting are considered non-routine, your broker, bank, trust or nominee will not have the discretion to vote your Atlassian Shares unless you provide voting instructions. As a result, broker non-votes will not be counted in the Court Meeting or the General Meeting.

Q:	Can I revoke my proxy or voting instructions or change my vote after I have delivered my proxy or voting instructions?

A:	Yes. If you are a Shareholder of Record, you can do this in any of the three following ways:

•

by sending a written notice to the Company Secretary of Atlassian at Atlassian Corporation Plc, 350 Bush Street, Floor 13, San Francisco, California 94104, USA in time to be received before the deadline for the receipt of proxy cards for such meeting, stating that you would like to revoke your proxy;

•

by completing, signing and dating another proxy card and returning it by mail in time to be received before the deadline for the receipt of proxy cards for the Court Meeting and the General Meeting or by submitting a later dated proxy via the internet or by telephone, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the meeting either in person or virtually and voting in person (simply attending the meeting without voting will not revoke your proxy or change your vote).

If you are a Beneficial Owner, you should contact your broker, bank, trust or other nominee for instructions on how to do so.

Q:	If the U.S. Domestication is consummated, do I have to take any action to transfer my Atlassian Shares and receive New Atlassian Shares?

A:

No. Upon effectiveness of the Scheme, your Atlassian Shares will be exchanged for New Atlassian Shares and will be issued to you without any action required on your part. In the case of Beneficial Owners, the New Atlassian Shares will be issued to the relevant Shareholder of Record.

Q:	Who can answer my questions about voting my Atlassian Shares?

A:

If you have any questions about the Scheme or how to submit your proxy or voting instructions or if you need additional copies of this proxy statement, the enclosed proxy cards or voting instruction forms, you should contact either:

•	the Company Secretary of Atlassian, at Atlassian Corporation Plc, 350 Bush Street, Floor 13, San Francisco, California 94104, USA; or

•	Broadridge at 51 Mercedes Way, Edgewood, New York 11763, USA.

No other methods of communication from shareholders will be accepted. You may not use any electronic address provided in this proxy statement or any related documents to communicate with Atlassian for any purposes other than those expressly stated.

Q:	Where can I find more information about Atlassian and the transactions contemplated by the U.S. Domestication, including the Scheme?

A:

You can find out more information about Atlassian and the transactions contemplated by the U.S. Domestication by reading this proxy statement and from various sources described in the section titled “Where You Can Find Additional Information”.

PART III

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date
Record Date for Court Meeting and General Meeting	6:00 p.m. on June 23, 2022
Shareholder of Record Cut-off Date for Court Meeting and General Meeting	6:00 p.m. on August 8, 2022
Latest time for receipt of proxy cards for Court Meeting labeled “BLUE PROXY CARD” (for Shareholders of Record; Beneficial Owners should follow the deadlines provided by DTC or by your broker, bank, trust or other nominee)	11:59 p.m. (Eastern Time) on August 21, 2022
Latest time for receipt of proxy cards for General Meeting labeled “WHITE PROXY CARD” (for Shareholders of Record; Beneficial Owners should follow the deadlines provided by DTC or by your broker, bank, trust or other nominee)	11:59 p.m. (Eastern Time) on August 21, 2022
Court Meeting	2:00 p.m. on August 22, 2022
General Meeting	2:30 p.m. on August 22, 2022
Advertise Reduction of Capital confirmation hearing	September 21, 2022
Scheme Record Time	6:00 p.m. on September 28, 2022
Court Sanction Hearing and Reduction of Capital confirmation hearing	September 29, 2022
Last day of dealings in and for the registration of transfers of Atlassian Shares	September 30, 2022
Effective Date of the Scheme	September 30, 2022
Cancellation of listing of the Atlassian Class A Ordinary Shares on the Nasdaq Global Select Market	October 3, 2022
Commencement of trading in the New Atlassian Class A Common Shares on the Nasdaq Global Select Market	October 3, 2022

Notes:

(1)	Unless otherwise indicated, all references to time in this timetable are to Pacific Time.

(2)	The expected dates and times listed above may be subject to change.

PART IV

STRUCTURE OF THE U.S. DOMESTICATION

If the U.S. Domestication is consummated, New Atlassian will become the publicly traded parent holding company of the Atlassian Group and Atlassian shareholders will have their Atlassian Shares exchanged on a one-for-one basis for New Atlassian Shares of the corresponding class (to be effected by the cancellation of all of the Scheme Shares and the allotment and issue of the New Atlassian Shares). The Atlassian Shares and New Atlassian Shares of the corresponding class are intended to have substantially the same rights and obligations; however, as described in paragraph 23.3 of Part VII (The U.S. Domestication) of this proxy statement, there are differences in the rights of shareholders under Delaware law and English law.

The New Atlassian Class A Common Shares are expected to be listed on the Nasdaq Global Select Market under the same ticker symbol under which the Atlassian Class A Ordinary Shares are currently traded (TEAM). It is expected that the New Atlassian Class A Common Shares will begin trading on the Nasdaq Global Select Market on or promptly following the effective date of the Scheme.

New Atlassian is a corporation incorporated in Delaware and was incorporated specifically for the purpose of implementing the U.S. Domestication. New Atlassian intends to form a new wholly-owned Delaware subsidiary holding company, expected to be named Atlassian Holdings, Inc. (“New Atlassian Holdco”), prior to the Scheme. New Atlassian has and New Atlassian Holdco, following its formation, will have only nominal assets and capitalization and New Atlassian has not engaged in any business or other activities other than in connection with its formation and the U.S. Domestication. As of the date of this proxy statement, there are two shares of New Atlassian outstanding (the “New Atlassian Formation Shares”), with Michael Cannon-Brookes and Scott Farquhar each holding one New Atlassian Formation Share.

New Atlassian will have the same board of directors and management team as Atlassian upon the completion of the U.S. Domestication. New Atlassian will report its financial results and the financial results of its consolidated subsidiaries in U.S. dollars and in accordance with U.S. GAAP. It is expected that New Atlassian will have the same business and operations after the effective date of the Scheme as Atlassian before the effective date of the Scheme. The U.S. Domestication will not result in any material changes to the day-to-day operation of the business of the Atlassian Group or its strategy.

If Atlassian’s shareholders approve each proposal presented at the Court Meeting and at the General Meeting, and the Court sanctions the Scheme, the U.S. Domestication is expected to become effective on September 30, 2022.

The U.S. Domestication involves the following main transaction steps:

•

Atlassian will issue a single Atlassian Class C Ordinary Share to New Atlassian for nominal consideration after the date of the Court Meeting but prior to the Court Sanction Hearing Date (as defined in the Scheme);

•

subject to and following approval of the Proposals by the Atlassian shareholders and the sanction of the Court, the Scheme will be effected, pursuant to which (i) the Atlassian Class A Ordinary Shares and Atlassian Class B Ordinary Shares will be cancelled and Atlassian will become a wholly-owned subsidiary of New Atlassian, (ii) New Atlassian (or its nominee) will be issued the Intra-Group Shares and (iii) the holders of Atlassian Class A Ordinary Shares and Atlassian Class B Ordinary Shares will receive one New Atlassian Share of the corresponding class for each Atlassian Share so cancelled;

•

subject to and following the effectiveness of the Scheme, New Atlassian will (i) redeem the New Atlassian Formation Shares for an amount equal to the price paid for such shares by the holders and (ii) contribute its Atlassian Class C Ordinary Share and Intra-Group Shares to New Atlassian Holdco for no consideration;

•	subject to and following the above steps, Atlassian will be re-registered as a private limited company under the laws of England and Wales and its name will be changed to “Atlassian Limited”; and

•	subject to and following the above steps, Atlassian will elect to be treated as an entity that is disregarded as separate from New Atlassian Holdco for United States federal income tax purposes.

Structure Charts

The following chart sets forth the current structure of the Atlassian Group prior to the U.S. Domestication, with Atlassian as parent:

The following chart sets forth the proposed structure of the Atlassian Group immediately following the U.S. Domestication, with New Atlassian as parent:

PART V

CAUTIONARY STATEMENT

NO NEW ATLASSIAN SHARES HAVE BEEN MARKETED TO, NOR ARE ANY NEW ATLASSIAN SHARES AVAILABLE FOR PURCHASE BY, THE PUBLIC IN THE UNITED KINGDOM OR ELSEWHERE IN CONNECTION WITH THE INTRODUCTION OF THE NEW ATLASSIAN SHARES TO THE NASDAQ GLOBAL SELECT MARKET.

THIS DOCUMENT DOES NOT CONSTITUTE AN INVITATION OR OFFER TO SELL OR EXCHANGE OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY OR EXCHANGE ANY SECURITY OR TO BECOME A STOCKHOLDER OF NEW ATLASSIAN. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED, EXCHANGED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAWS.

OVERSEAS SHAREHOLDERS

The release, publication or distribution of this document in certain jurisdictions may be restricted by law. Persons who are resident in a Restricted Jurisdiction should inform themselves of, and should observe, any applicable requirements. Any failure to comply with these requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the transactions the subject of this proxy statement disclaim any responsibility or liability for the violation of such requirements by any person.

Unless otherwise permitted by applicable law and regulation, this document (and the matters referred to herein) will not be made available, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and no person may vote in favor of the transactions the subject of this proxy statement by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and all documents relating to the transactions the subject of this proxy statement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the transactions the subject of this proxy statement (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this document and/or any other related document to any Restricted Jurisdiction should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The availability of this document to Atlassian shareholders who are resident in a Restricted Jurisdiction may be affected by the laws of the relevant jurisdictions in which they are resident (including affecting the ability of such Atlassian shareholders to vote their Atlassian Shares with respect to the Scheme and the transactions the subject of this proxy statement at the meetings, or to execute and deliver proxy cards appointing another to vote at the meetings on their behalf). Persons who are resident in a Restricted Jurisdiction should inform themselves of, and should observe, any applicable requirements.

Overseas Shareholders should consult their own legal and tax advisors with respect to the legal and tax consequences of the Scheme in their particular circumstances.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The cancellation of the Scheme Shares and the issue of the New Atlassian Shares relate to shares of a UK company and a U.S. company respectively and are proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the U.S.

Securities Exchange Act of 1934, as amended, and the rules and regulation promulgated thereunder (the “U.S. Exchange Act”). Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of U.S. proxy solicitation or tender offer rules under the U.S. Exchange Act.

The New Atlassian Shares issued in connection with the U.S. Domestication will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or under the securities laws of any state or other jurisdiction of the United States. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. For the purposes of qualifying for the exemption from the registration requirements of the U.S. Securities Act afforded by Section 3(a)(10), Atlassian will advise the Court through counsel that its sanctioning of the Scheme will be relied upon by New Atlassian as an approval of the Scheme following a hearing on its fairness to Atlassian shareholders, at which hearing all such Atlassian shareholders will be entitled to attend themselves or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all such shareholders. The Court Meeting and the General Meeting are expected to occur on August 22, 2022, following which, if the Court Scheme Proposal and the Scheme Special Resolution are approved by Atlassian’s shareholders, the hearing by the Court to sanction the Scheme is expected to occur on September 29, 2022. The time of the Court Sanction Hearing and information on how to attend will be updated on the Court’s website after 8:30 a.m. (Pacific Time) on the Business Day before the Court Sanction Hearing.

The New Atlassian Shares issued pursuant to the Scheme will be freely transferable under U.S. securities laws, except for restrictions applicable to certain “affiliates” of Atlassian under the U.S. Securities Act, as follows:

•

Persons who were not affiliates of Atlassian at the sanction of the Scheme and have not been affiliates within 90 days prior to such time will be permitted to sell any New Atlassian Shares received in the Scheme without regard to Rule 144 under the U.S. Securities Act.

•

Persons who were affiliates of Atlassian at the sanction of the Scheme or were affiliates within 90 days prior to such time will be permitted to resell any New Atlassian Shares they receive pursuant to the Scheme in the manner permitted by Rule 144. In computing the holding period of the New Atlassian Shares for the purposes of Rule 144(d), such persons will be permitted to “tack” the holding period of their Atlassian Shares held prior to the sanction of the Scheme.

An “affiliate” of a company for purposes of the U.S. Securities Act is a person who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such company. “Affiliates” would generally not be expected to include shareholders who are not executive officers, directors or significant shareholders of Atlassian or New Atlassian.

It may be difficult for Atlassian shareholders with registered addresses in the United States (“U.S. Shareholders”) to enforce their rights and claims arising out of U.S. federal securities laws, since Atlassian is located in a country other than the United States. U.S. Shareholders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

None of the securities referred to in this proxy statement have been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this proxy statement. Any representation to the contrary is a criminal offense in the United States.

U.S. Shareholders should note that no appraisal or similar rights of dissenting shareholders are to apply in connection with the Scheme as none are required as a matter of English law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this proxy statement and the documents incorporated by reference may include forward-looking statements under applicable securities laws, in particular, statements about Atlassian’s expectations regarding the change of the parent company of the Atlassian Group from an English company to a Delaware corporation. Forward-looking terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue”, or other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements may include, but are not limited to, statements related to:

•	Atlassian’s expected future business and financial performance;

•	information concerning the U.S. Domestication;

•	the likelihood of the U.S. Domestication being completed;

•	the anticipated Effective Date;

•	the potential benefits, risks and costs of the U.S. Domestication; and

•	statements relating to the planned corporate, capital, governance and oversight structures of New Atlassian and Atlassian before and following the U.S. Domestication.

These forward-looking statements are based on current expectations and beliefs of Atlassian’s management, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Atlassian’s and management’s control. Atlassian cautions shareholders that forward-looking statements made by it are not guarantees of future performance and that a variety of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in Atlassian’s forward-looking statements. Accordingly, you should not place undue reliance on such statements. Important factors that could cause results or events to differ from current expectations include:

•

the ability to sanction the Scheme, including the ability to obtain requisite regulatory, Court and shareholder approval and the satisfaction of the other conditions to the sanction of the Scheme, including the ATO Condition;

•	the potential impact of the announcement or consummation of the U.S. Domestication on relationships, including with vendors, customers and employees;

•	possible effects on the market price of the Atlassian Class A Ordinary Shares if Atlassian fails to consummate the Scheme;

•	a diversion of a significant amount of management time and resources devoted towards the completion of the U.S. Domestication;

•	possible delay, postponement or cancellation of certain business opportunities Atlassian might otherwise pursue absent the pending U.S. Domestication;

•	failure to achieve the perceived benefits of the U.S. Domestication;

•	incurrence of costs associated with the U.S. Domestication beyond those estimated;

•	unanticipated adverse tax consequences to Atlassian and/or New Atlassian in connection with the U.S. Domestication; and

•	the other factors described in the risk factors set forth in Part VI (Risk Factors) of this proxy statement.

These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect expected results and should be read in conjunction with the other cautionary statements that are set forth in this proxy statement and the documents that Atlassian has filed with the U.S. Securities and Exchange Commission (the “SEC”), including the factors discussed in the “Risk Factors” section of such filings. You may obtain copies of these documents as described in the section titled “Where You Can Find Additional Information”. In providing forward-looking statements, Atlassian expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise except to the extent required by law or the rules of the Nasdaq Global Select Market.

PART VI

RISK FACTORS

The U.S. Domestication, including the Scheme, is subject to a number of risks. Prior to making any decision as to whether or not to vote in favor of the Scheme, Shareholders of Record, Beneficial Owners and prospective investors should carefully consider the risk factors associated with any investment in the New Atlassian Shares, Atlassian’s business and the industry in which it operates together with all other information contained in this proxy statement, including, in particular, the risk factors described below.

You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement including, without limitation, Atlassian’s Annual Report on Form 20-F for the year ended June 30, 2021 (including the risk factors contained therein) and its subsequent filings with the SEC, including its quarterly report on Form 6-K filed on April 29, 2022 with the SEC. For information about the filings incorporated by reference in this proxy statement, see the section titled “Where You Can Find Additional Information”.

1.	Risks Relating to the U.S. Domestication

1.1	The U.S. Domestication will only occur if the Scheme is sanctioned.

The U.S. Domestication will only become effective if the Scheme is sanctioned. The Scheme (and therefore the U.S. Domestication) will not be sanctioned unless each of the following conditions are satisfied:

(a)

the Court Scheme Proposal is approved at the Court Meeting by (i) a majority in number of those Shareholders of Record who are present and voting, either in person or by proxy, at the Court Meeting, (ii) representing 75% or more of the value of the Atlassian Shares voted (either in person or by proxy) at the Court Meeting, as required by the Companies Act;

(b)

the Court grants the requisite Court Order sanctioning the Scheme and confirming the associated reduction of capital (in determining whether to grant such order, the Court will decide whether the Scheme is reasonable, whether various statutory and other legal requirements have been complied with and satisfied with respect to it and certain other matters; the Court has discretion whether to sanction the Scheme and there can be no certainty that it will do so);

(c)	the Scheme Special Resolution receives the affirmative vote of at least 75% of the votes cast (either in person or by proxy) at the General Meeting;

(d)	a copy of the Court Order and associated statement of capital in respect of the Reduction of Capital having been delivered to the Registrar of Companies for registration;

(e)

no Third Party having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or having enacted, made or proposed any statute, regulation, decision or order, or change to published practice or having taken any other steps, and there not continuing to be outstanding any statute, regulation, decision or order, which in each case would or might reasonably be expected to make the Scheme or the U.S. Domestication or their implementation void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto;

(f)	no statute, rule or regulation is enacted or promulgated by any governmental entity of competent jurisdiction that prohibits or makes illegal the sanction of the Scheme;

(g)	no order or injunction of a court of competent jurisdiction is in effect that prevents the sanction of the Scheme;

(h)	the approval of the Nasdaq Global Select Market of the listing of New Atlassian Class A Common Shares; and

(i)	the satisfaction, or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares, of the ATO Condition.

Although Atlassian is diligently applying its efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to obtain the requisite approvals, there can be no assurance that these conditions will be satisfied or that the Scheme will be sanctioned.

1.2	Atlassian may fail to realize the perceived benefits of the U.S. Domestication.

Atlassian has pursued the U.S. Domestication because it believes that the U.S. Domestication will be beneficial to Atlassian’s business and operations, the holders of Atlassian Shares, and other stakeholders. The success of the U.S. Domestication will depend, in part, on the ability of Atlassian to realize the anticipated benefits associated with the U.S. Domestication and associated reorganization of Atlassian’s corporate structure.

1.3	The Effective Date of the Scheme is subject to change.

Under the terms of the Scheme, once the holders of Atlassian Shares have approved the Scheme, Atlassian, without obtaining any further approval of the holders of Atlassian Shares, may select the Effective Date for the Scheme by choosing the date of the Court Sanction Hearing to sanction the Scheme, provided that the Scheme must become effective before March 31, 2023, the long stop date. The Atlassian Board, acting in accordance with their fiduciary duties, may elect not to consummate the Scheme for any reason after receiving approval from the holders of Atlassian Shares. However, following the sanction of the Scheme at the Court Sanction Hearing, Atlassian is obligated to proceed with the consummation of the Scheme by delivering the Court Order to the Registrar of Companies. Atlassian intends to implement the Scheme at a time that is beneficial to Atlassian and the holders of Atlassian Shares, considering Atlassian’s financial and strategic objectives. As a result, the Effective Date of the Scheme may be a significant time after the Court Meeting and the General Meeting and is subject to change.

1.4	Atlassian will incur non-recurring costs related to the U.S. Domestication.

Atlassian expects to incur a number of non-recurring costs associated with the U.S. Domestication. There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the U.S. Domestication may result in additional and unforeseen expenses. In addition, Atlassian will incur legal, accounting and other professional services fees and other costs related to the U.S. Domestication. Some of these costs will be payable whether or not the U.S. Domestication is consummated. While it is expected that benefits of the U.S. Domestication achieved by New Atlassian will offset these transaction costs over time, this net benefit may not be achieved in the short term, or at all, particularly if the U.S. Domestication is delayed or does not happen at all. These combined factors could adversely affect the business, operating profit and overall financial condition of New Atlassian.

1.5	The U.S. Domestication may result in adverse U.S. federal income tax consequences to U.S. Holders of Atlassian Shares.

The cancellation of Atlassian Shares in exchange for New Atlassian Shares pursuant to the Scheme is expected to qualify as a transaction described in Section 351 of the Code. As a result, subject to the limitations and qualifications described in the section titled “Material U.S.

Federal Income Tax Consequences of the U.S. Domestication” of this proxy statement, no gain or loss is expected to be recognized by the U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication”) of Atlassian Shares as a result of the Scheme.

While it is not expected to be the case, it is possible that the Scheme could be characterized for U.S. federal income tax purposes as an “asset reorganization” under Section 368 of the Code subject to Section 367(b) of the Code rather than an exchange qualifying under Section 351 of the Code. In such case, U.S. Holders of Atlassian Shares with an aggregate fair market value of U.S.$50,000 or more, but less than 10% (actually or constructively) of (i) the total combined voting power of all classes of Atlassian Shares entitled to vote and (ii) the total value of all classes of Atlassian Shares at the time the Scheme occurred, would recognize gain (but not loss) with respect to the Atlassian Shares exchanged for New Atlassian Shares in the Scheme unless the U.S. Holder instead elected to include in income (as dividend income) the “all earnings and profits amount,” as such term is defined in Treasury Regulation Section 1.367(b)-2(d), attributable to its Atlassian Shares. U.S. Holders should consult their own tax advisors about the possibility of making a “protective” election to include the “all earnings and profits amount” in case (while not expected) the Scheme was characterized as an “asset reorganization” under Section 368 of the Code subject to Section 367(b) of the Code instead of an exchange under Section 351 of the Code.

U.S. Holders of Atlassian Shares are urged to carefully review the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication” for more information and to consult with their tax advisor as to the particular consequences that may apply to such U.S. Holder as a result of the U.S. Domestication.

1.6	Following the U.S. Domestication, Non-U.S. Holders of New Atlassian Shares may be subject to U.S. federal income tax.

Distributions to Non-U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication”) with respect to New Atlassian Shares will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) to the extent such distributions are dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates and, for Non-U.S. Holders that are corporations, may be subject to an additional branch profits tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty).

Additionally, and subject to the limitations and qualifications described in the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication” of this proxy statement, if New Atlassian is a U.S. real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes, a Non-U.S. Holder may be subject to U.S. federal income tax on the sale or other disposition of New Atlassian Shares. New Atlassian does not anticipate becoming a USRPHC. Because the determination of whether New Atlassian is a USRPHC depends on the fair market value of its U.S. real property interests relative to the fair market value of its other business assets and its non-U.S. real property interests, however, there can be no assurance New Atlassian will not become a USRPHC in the future.

Non-U.S. Holders of Atlassian Shares are urged to carefully review the section titled “Material U.S. Federal Income Tax Consequences of the U.S. Domestication” for more information and to consult with their own tax advisors as to the particular consequences that may apply to such Non-U.S. Holder as a result of the U.S. Domestication.

1.7	The Atlassian Group’s effective tax rate may increase in the future, including as a result of the U.S. Domestication.

Following the U.S. Domestication, the income of the Atlassian Group will be subject to U.S. federal income tax. As a result, the Atlassian Group’s effective tax rate may change significantly, which could materially impact the Atlassian Group’s financial results, including its earnings and cash flow, for periods after the U.S. Domestication. The Atlassian Group’s effective tax rate, which may fluctuate significantly from period to period, is based upon the application of currently applicable income tax laws, regulations and treaties, as well as current judicial and administrative interpretations of these income tax laws, regulations and treaties, in various jurisdictions, including many other than the jurisdiction where Atlassian is organized and domiciled.

In light of these factors, there can be no assurance that the Atlassian Group’s effective income tax rate will not change in future periods, including as a result of and following the U.S. Domestication. Moreover, U.S. tax laws significantly limit the Atlassian Group’s ability to redomicile outside of the U.S. once the U.S. Domestication has been consummated. Accordingly, if the Atlassian Group’s effective tax rate were to increase as a result of the U.S. Domestication, the business and financial performance of the Atlassian Group could be adversely affected.

1.8	Management distraction in connection with the U.S. Domestication could have an adverse effect on the business of Atlassian and New Atlassian.

Management of Atlassian anticipates that benefits will result from the completion of the U.S. Domestication and the implementation of the U.S. Domestication. However, Atlassian and its management have devoted and will continue to be required to devote significant attention and resources to effecting the consummation of the U.S. Domestication and related and incidental activities. There is a risk that the challenges associated with managing these various initiatives as described in this proxy statement will result in management distraction and that consequently the Atlassian Group will not perform in line with expectations.

1.9	The rights of stockholders under Delaware law will differ from the rights of shareholders under English law.

If the U.S. Domestication is consummated, holders of Atlassian Shares will become holders of New Atlassian Shares upon the Effective Date. The rights of holders of New Atlassian Shares will be governed by the amended and restated certificate of incorporation and the amended and restated bylaws of New Atlassian and Delaware law. Atlassian has sought to preserve in the amended and restated certificate of incorporation and amended and restated bylaws of New Atlassian substantially the same rights and obligations of shareholders that exist under Atlassian’s articles of association. Nevertheless, New Atlassian’s proposed amended and restated certificate of incorporation and amended and restated bylaws differ from Atlassian’s articles of association, both in form and substance, and your rights as a shareholder will change. Furthermore, the rights of stockholders under Delaware law may differ from the rights of shareholders under English law and the enforcement of such rights may involve different considerations and may be more difficult than would be the case if New Atlassian had been incorporated in the United Kingdom. See the section titled “Summary of the Principal Differences Between the Rights of Atlassian Shareholders and New Atlassian Stockholders” for further details.

1.10

New Atlassian and Atlassian may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the U.S. Domestication from being consummated.

Even if the securities class actions or derivative lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources.

Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the U.S. Domestication, then that injunction may delay or prevent the U.S. Domestication from being consummated. Moreover, any litigation could be time consuming and expensive and could divert Atlassian management’s attention away from their regular business.

2.	Risks Relating to Ownership of New Atlassian Shares

2.1

The dual class structure of the Atlassian Shares will also be in place for the New Atlassian Shares and Atlassian’s Co-Chief Executive Officers and their affiliates will continue to have voting control, which will limit New Atlassian’s other stockholders’ ability to influence the outcome of important transactions, including a change in control.

Holders of Atlassian Class B Ordinary Shares currently have ten votes per share and holders of Atlassian Class A Ordinary Shares currently have one vote per share. Similarly, following the Scheme, holders of New Atlassian Class B Common Shares will have ten votes per share and holders of New Atlassian Class A Common Shares have one vote per share. Following the Scheme, shareholders who hold New Atlassian Class B Common Shares will collectively hold approximately 88% of the voting power of Atlassian’s outstanding capital stock, based on the number of shares in the capital of Atlassian outstanding as of June 28, 2022, and in particular, Atlassian’s Co-Chief Executive Officers, Michael Cannon-Brookes and Scott Farquhar, and their respective affiliates, will collectively hold approximately 88% of the voting power of New Atlassian’s outstanding capital stock. The holders of New Atlassian Class B Common Shares will continue to collectively control a majority of the combined voting power of New Atlassian’s capital stock and therefore be able to control substantially all matters submitted to New Atlassian’s shareholders for approval so long as the New Atlassian Class B Common Shares represent at least 10% of all of New Atlassian’s outstanding New Atlassian Class A Common Shares and New Atlassian Class B Common Shares in the aggregate. These holders of New Atlassian Class B Common Shares may also have interests that differ from holders of the New Atlassian Class A Common Shares and may vote in a way which may be adverse to such interests. This concentrated control may, among other effects, have the effect of delaying, preventing or deterring a change in control of New Atlassian, could deprive New Atlassian’s shareholders of an opportunity to receive a premium for their shares as part of a sale of New Atlassian and might ultimately affect the market price of the New Atlassian Class A Common Shares. If Messrs. Cannon-Brookes and Farquhar retain a significant portion of their holdings of New Atlassian Class B Common Shares for an extended period of time, they will control a significant portion of the voting power of New Atlassian’s outstanding capital stock for the foreseeable future.

2.2	The market price of the New Atlassian Class A Common Shares may be subject to volatility.

The market price of the New Atlassian Class A Common Shares may be volatile. The value of an investment in the New Atlassian Class A Common Shares may decrease or increase abruptly, and such volatility may bear little or no relation to Atlassian’s performance. The price of the New Atlassian Class A Common Shares may fall in response to market reaction to the Atlassian Group’s strategy or if the Atlassian Group’s results of operations and/or prospects are below the expectations of market analysts or stockholders. In addition, stock markets have, from time to time, experienced significant price and volume fluctuations that have affected the market price of securities, and may, in the future, experience similar fluctuations which may be unrelated to the Atlassian Group’s operating performance and prospects but nevertheless affect the price of New Atlassian Class A Common Shares. This volatility may affect the ability of holders of New Atlassian Class A Common Shares to sell their shares at an advantageous price. The New Atlassian Class A Common Shares could be subject to wide fluctuations due to a number of factors, including, without limitation:

•	actual or anticipated fluctuations in the Atlassian Group’s results of operations;

•	changes in estimates of the Atlassian Group’s future results of operations by the Atlassian Group or securities analysts;

•

speculation, whether or not well founded, regarding the intentions of holders of New Atlassian Shares or significant sales of New Atlassian Shares by any such holder of New Atlassian Shares or short selling of New Atlassian Shares;

•	speculation, whether or not well-founded, about significant issues of New Atlassian Shares;

•	speculation, whether or not well-founded, regarding possible changes in New Atlassian’s management team;

•	the publication of research reports by analysts;

•	announcements of technological innovations or new solutions by the Atlassian Group or its competitors;

•	strategic actions by the Atlassian Group or its competitors, such as mergers, acquisitions, divestitures, partnerships and restructurings;

•

speculation, whether or not well founded, about the Atlassian Group’s business, about mergers or acquisitions involving the Atlassian Group and/or major divestments by the Atlassian Group in the press, media or investment community;

•	changes in laws, rules and regulations applicable to New Atlassian, its operations and the operations in which the Atlassian Group has interests, and involvement in actual or threatened litigation;

•	general economic and political conditions, including in the regions in which the Atlassian Group operates;

•	dilution caused by the exercise of outstanding warrants and options; or

•	other events or factors.

Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the New Atlassian Class A Common Shares.

2.3	Substantial future sales of New Atlassian Shares could cause the market price of New Atlassian Class A Common Shares to decline.

The market price of the New Atlassian Class A Common Shares could decline as a result of substantial sales of New Atlassian Shares, particularly sales by Atlassian’s directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares.

Certain holders of New Atlassian Class A Common Shares and New Atlassian Class B Common Shares, including Atlassian’s founders, will have rights, subject to certain conditions, to require New Atlassian to file registration statements covering their shares or to include their shares in registration statements that New Atlassian may file for itself or its shareholders. Sales of New Atlassian Shares pursuant to these registration rights may make it more difficult for New Atlassian to sell equity securities in the future at a time and at a price that New Atlassian deems appropriate. These sales also could cause the market price of New Atlassian Class A Common Shares to fall and make it more difficult for New Atlassian investors to sell their New Atlassian Class A Common Shares at a price that they deem appropriate.

2.4

Financial reporting obligations of being a “domestic issuer” as opposed to a “foreign private issuer” in the United States are expected to be more expensive and time-consuming, and New Atlassian’s management will be required to devote substantial time to compliance matters.

As a publicly traded company in the United States, New Atlassian will incur significant legal, accounting and other expenses that may exceed the expenses incurred by Atlassian prior to the U.S. Domestication. The obligations of being a public company in the United States require significant expenditures and will place significant demands on New Atlassian’s management and other personnel, including costs resulting from public company reporting obligations under the U.S. Exchange Act, and the rules and regulations regarding corporate governance practices, including those under the U.S. Sarbanes-Oxley Act of 2002, the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the Nasdaq Global Select Market. These rules require the maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to monitor and maintain compliance with. New Atlassian’s management and other personnel will need to devote a substantial amount of time to ensure compliance with all of these requirements and to keep pace with new regulations, otherwise New Atlassian may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

2.5

If New Atlassian is unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of New Atlassian’s financial reports and the market price of New Atlassian Class A Common Shares could be negatively affected.

As a public company, New Atlassian will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. New Atlassian will also be required to furnish a report by management on the effectiveness of its internal control over financial reporting pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002. If New Atlassian identifies material weaknesses in its internal control over financial reporting, if it is unable to comply with the requirements of Section 404 in a timely manner or assert that New Atlassian’s internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to express an opinion as to the effectiveness of New Atlassian’s internal control over financial reporting, investors may lose confidence in the accuracy and completeness of New Atlassian’s financial reports and the market price of New Atlassian Class A Common Shares could be negatively affected, and New Atlassian could become subject to investigations by the Nasdaq Global Select Market, the SEC or other regulatory authorities, which could require additional financial and management resources.

2.6	New Atlassian does not expect to declare dividends in the foreseeable future.

New Atlassian currently anticipates that it will retain future earnings for the development, operation and expansion of its business, and does not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of the price of the New Atlassian Shares, which may never occur.

2.7	Provisions in New Atlassian’s amended and restated certificate of incorporation and under the DGCL could discourage a takeover that stockholders may consider favorable.

New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could have the effect of delaying or preventing a change of control or changes in New Atlassian’s management or the New Atlassian board of directors. These provisions include:

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of the New Atlassian board of directors to appoint a director to fill a vacancy created by the expansion of the New Atlassian board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies or newly created directorships on the New Atlassian board of directors;

•

the ability of the New Atlassian board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders;

•

the requirement that a special meeting of stockholders may be called only by a majority of New Atlassian’s board of directors, the Chairperson of the board of directors or one of New Atlassian’s Co-Chief Executive Officers, which may delay the ability of New Atlassian stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to the New Atlassian board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Atlassian.

New Atlassian will also be subject to certain anti-takeover provisions under the DGCL. Under the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of the voting power of its capital stock unless the holder has held the stock for three years or, among other things, the New Atlassian board of directors has approved in advance the transaction that resulted in such holder becoming the holder of 15% or more of the voting power of the corporation’s outstanding voting capital stock.

2.8	Shareholders may be unable to enforce judgments obtained in U.S. courts.

Service of process upon the directors and the officers of New Atlassian, some of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since some of the directly owned assets of New Atlassian and the directors are located outside the United States, any judgment obtained in the United States against New Atlassian may not be enforceable outside of the United States, including without limitation judgments based upon the civil liability provisions of the United States federal securities laws or the laws of any state or territory within the United States. In addition, an award or awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in non-United States jurisdictions. Investors may also have difficulty enforcing liabilities under United States securities laws in original actions brought in courts in jurisdictions outside the United States.

PART VII

THE U.S. DOMESTICATION

1.	Overview of the U.S. Domestication

As explained elsewhere in this proxy statement, the Scheme is part of the U.S. Domestication, which consists of the following main transaction steps, among others:

•

the carrying out of the Scheme, the principal purpose of which is for New Atlassian to become the new publicly traded parent holding company of the Atlassian Group, with holders of Scheme Shares receiving New Atlassian Shares of the corresponding class in exchange for their Scheme Shares (to be effected by the cancellation of all of the Scheme Shares and the allotment and issue of the New Atlassian Shares);

•	the contribution by New Atlassian of all the shares in the capital of Atlassian it holds following the Scheme to New Atlassian Holdco for no consideration; and

•

the re-registration of Atlassian as a private limited company and the election by Atlassian to be treated as an entity that is disregarded as separate from New Atlassian Holdco for United States federal income tax purposes.

As a result of the U.S. Domestication, the shareholders of Atlassian will become stockholders of New Atlassian and such stockholders’ rights will be governed by Delaware law and New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon completion of the Scheme, which will be substantially in the forms attached hereto as Appendix I and Appendix II, respectively.

2.	Background to the U.S. Domestication

The Atlassian Board and Atlassian’s senior management regularly review, consider and assess the Company’s structure, operations, performance and industry with a view towards Atlassian’s long-term objectives and opportunity.

Atlassian was incorporated in the United Kingdom in November 2013 as part of a corporate reorganization completed prior to, and in contemplation of, Atlassian’s initial public offering on the Nasdaq Global Select Market in December 2015. At the time, the Atlassian Group considered a number of jurisdictions favorable to a U.S. listing, including the United States. It decided to change the parent entity of its corporate group from Australia to the United Kingdom primarily based on the United Kingdom’s status as a leading financial center outside of Australia and its favorable corporate law regime.

Since its initial public offering, Atlassian has experienced significant growth in its global business operations, particularly its footprint in the United States, and significant changes were made to the U.S. corporate federal income tax system. As a result, the Atlassian Board and Atlassian’s senior management have periodically considered in recent years whether to change the parent entity of its corporate group from the United Kingdom to the United States to better align the Atlassian’s corporate structure with its business objectives, operating footprint and market position.

On September 15, 2021, the Atlassian Board met with members of Atlassian’s senior management and outside legal counsel from Latham & Watkins LLP (“Latham”) present, to discuss various considerations in connection with the U.S. Domestication, including a proposed process for the Atlassian Board’s consideration of the proposed U.S. Domestication. In light of the voting control held by Atlassian’s Co-Chief Executive Officers, the Atlassian Board established a special committee (the “Special Committee”) composed solely of disinterested directors with respect to the U.S. Domestication, which was authorized to take any and all action necessary or deemed advisable in connection with evaluating the proposed U.S.

Domestication, including by hiring its own advisors, and to determine whether Atlassian should proceed with the U.S. Domestication. In addition, the Atlassian Board determined that, if the Atlassian Board, based on the recommendation of the Special Committee, decided to move forward with the U.S. Domestication, the consummation of the U.S. Domestication should be conditioned on approval by Atlassian’s non-controlling shareholders. The Atlassian Board determined to form the Special Committee, which would be comprised of Steve Sordello, Shona L. Brown and Enrique Salem. Mr. Sordello was appointed chair of the Special Committee.

The mandate of the Special Committee empowered it to, among other things, (i) assess, consider and evaluate the advisability of pursuing the U.S. Domestication, (ii) retain professional advisors, (iii) direct the officers, employees and agents of Atlassian to furnish the Special Committee and its advisors with such information as the Special Committee or its advisors requested in order to fulfill their duties and to cooperate with the Special Committee and its advisors in all such respects, and (iv) report and make any recommendations to the Board with respect to the U.S. Domestication. From the Special Committee’s formation on September 15, 2021 through the time the Special Committee unanimously recommended the approval of the U.S. Domestication to the Board on November 29, 2021, the Special Committee formally met a total of nine times. Following the Special Committee’s recommendation, and the Board’s approval, of the U.S. Domestication, the Special Committee formally met an additional six times to consider various matters relating to the execution of the U.S. Domestication, including, among other things, New Atlassian’s governance structure, tax and employee matters and investor relations matters. Over the course of its deliberations regarding the U.S. Domestication, the Special Committee engaged various independent professionals to assist the Special Committee, including Wilson Sonsini Goodrich & Rosati, P.C., as primary legal counsel (“WSGR”), Slaughter and May, as UK legal counsel (“SM”), Perella Weinberg Partners, as financial advisor (“PWP”), and Clayton Utz, as Australian tax legal counsel (“CU”). The Special Committee deemed each of WSGR, SM, PWP and CU to be independent of Atlassian and its founders for purposes of advising the Special Committee on the U.S. Domestication.

In examining the U.S. Domestication, the Special Committee considered a number of factors and received advice and analysis from its independent legal and financial advisors regarding the advantages and disadvantages of effecting the U.S. Domestication. Among other things, the Special Committee considered the effects on Atlassian from a capital markets perspective if the U.S. Domestication were consummated, including with respect to exposure to U.S. and international institutional investors and New Atlassian’s potential enhanced index fund inclusion; the potential governance structure of New Atlassian, including the differences between a UK public limited company and a Delaware corporation; the effect of a redomiciling on Atlassian’s ability to engage in M&A transactions; the regulatory effects that the U.S. Domestication would have on New Atlassian; the fiduciary duties of the Special Committee and the Atlassian Board; the Scheme process and the requisite shareholder approvals to effect the Scheme; the tax effects of the U.S. Domestication in various applicable jurisdictions; and the public disclosures related to the U.S. Domestication. Following extensive consideration of these and other factors, on November 29, 2021, the Special Committee unanimously approved recommending to the Board that the Company initiate the process of executing the U.S. Domestication, determining that the U.S. Domestication is in the best interests of Atlassian and its public shareholders.

On December 1, 2021, the Atlassian Board met with members of Atlassian’s senior management and outside legal counsel from Latham present, to further discuss the U.S. Domestication and the Special Committee’s consideration of the proposed transaction. At the invitation of the Atlassian Board, representatives from WSGR and PWP also joined the meeting. During the course of the meeting, the Special Committee, together with the representatives of WSGR and PWP, outlined its evaluation of the U.S. Domestication and the potential benefits and risks to Atlassian of the proposed transaction, including a review of comparable companies, current shareholding and index fund metrics, M&A implications, corporate governance matters, precedent transactions and tax implications. Following extended discussion, the Special Committee provided its recommendation to the Atlassian Board that Atlassian initiate the process of executing the U.S. Domestication, subject to the continued oversight and approval of the Special Committee with respect to material matters relating to the transaction, including corporate governance arrangements for the new holding company and the potential tax implications of the transaction. Based upon such recommendation, the Atlassian Board indicated its support in moving forward with the U.S. Domestication, subject to final approval of the Atlassian Board at a later date.

On February 9, 2022, Atlassian issued a press release announcing that it has undertaken an exploration of redomiciling its parent holding company from the United Kingdom to the United States.

3.	Recommendation of the Atlassian Board of Directors

Following the Special Committee’s recommendation, the Board considers the Proposals and their terms to be fair and reasonable and in the best interests of Atlassian shareholders as a whole.

Accordingly, the Board unanimously recommends Atlassian shareholders vote in favor of the Scheme at the Court Meeting and vote in favor of the Scheme Special Resolution proposed at the General Meeting, as the Atlassian directors who hold interests in Scheme Shares intend to do in respect of their own beneficial holdings of Scheme Shares, subject to the below.

The Atlassian directors’ beneficial holdings amount to 109,874,214 Scheme Shares (404,110 Scheme Shares excluding Messrs. Cannon-Brookes and Farquhar) as at June 28, 2022, which represent approximately 43.10% of the issued Scheme Shares (0.16% of the issued Scheme Shares excluding Messrs. Cannon-Brookes and Farquhar) and approximately 87.92% of the votes attached to the issued Scheme Shares (0.03% of the votes attached to the issued Scheme Shares excluding Messrs. Cannon-Brookes and Farquhar), in each case, as of such date.

Messrs. Cannon-Brookes and Farquhar are Beneficial Owners of 17,228 Atlassian Class A Ordinary Shares and 54,717,823 Atlassian Class B Ordinary Shares each and are Shareholders of Record of one Atlassian Class B Ordinary Share each as at June 28, 2022, which in aggregate represent approximately 42.94% of the issued Scheme Shares and approximately 87.89% of the votes attached to the issued Scheme Shares, in each case, as of such date. As described elsewhere in this proxy statement, Messrs. Cannon-Brookes and Farquhar and their respective affiliates have agreed not to vote at the Court Meeting and have instead agreed, subject to the satisfaction (or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares) of the ATO Condition in accordance with the terms of the Scheme, to be bound by the terms of the Scheme pursuant to an undertaking to be provided to the Court.

4.	Recommendation of the Atlassian Special Committee

Having undertaken a thorough review of, and carefully considered, the U.S. Domestication, including with the assistance of its independent financial and legal advisors, the Special Committee, composed solely of independent directors of Atlassian who are disinterested with respect to the U.S. Domestication, unanimously concluded that implementing the U.S. Domestication is in the best interests of Atlassian and its public shareholders.

Accordingly, the Special Committee unanimously recommended to the Board that the Company proceed with initiating the process of executing on the U.S. Domestication based on the overall benefits to the Company and its public shareholders.

5.	Reasons for the U.S. Domestication

The Special Committee, in recommending the U.S. Domestication to the Atlassian Board on the basis that the U.S. Domestication is in the best interests of Atlassian and its public shareholders, and the Atlassian Board, in unanimously determining that the U.S. Domestication is fair and reasonable and in the best interests of shareholders of Atlassian as a whole, and in recommending that Atlassian shareholders vote in favor of the Scheme at the Court Meeting and vote in favor of the Scheme Special Resolution proposed at the General Meeting, considered and relied upon a number of factors, including, among others, the following:

•

Enhanced market position. Becoming a U.S. domestic issuer should provide Atlassian with a number of capital market advantages, including greater exposure to U.S. and international institutional investors and the potential for inclusion in certain stock market indices that it is currently excluded from due to its foreign domicile. Broadening access to additional institutional investors should stimulate new demand for Atlassian shares. Additionally, inclusion in additional major indices has the potential to drive stability in ownership of Atlassian shares and reduce stock price volatility, as many index funds are required to maintain ownership based on index inclusion weighting.

•

Improved access to U.S. capital markets. As Atlassian continues to grow in profile and scale, it endeavors to improve its access to capital markets, improving its future flexibility to fund its strategic initiatives. With a UK-domiciled parent, Atlassian is subject to certain structuring limitations when issuing debt securities and such issuances have historically involved cross-border complexities and administrative burdens. Having a U.S. parent company should reduce foreign-domiciled complexity within Atlassian’s credit profile, reduce the cost and administrative burden involved with raising debt capital and provide greater flexibility in the structuring of future debt issuances and other capital transactions.

•

Increased financial comparability with Atlassian peers. Atlassian currently prepares its financial information in accordance with International Financial Reporting Standards (IFRS). Many of the companies in Atlassian’s industry report their financial results in accordance with U.S. GAAP and, as a result, Atlassian’s financial statements are not directly comparable to those of its peers. As a U.S. domestic issuer, Atlassian will be required to transition from IFRS to U.S. GAAP, which will enable investors and analysts to more easily compare the financial results of Atlassian to its peers. Additionally, many of Atlassian’s peers are incorporated in Delaware. As a result of the U.S. Domestication, New Atlassian will be subject to the same corporate law regime as these peers.

•

Alignment of Atlassian’s legal structure with its operating footprint. Atlassian is a multi-national business with operations in many countries. However, aside from having a UK-domiciled parent, Atlassian does not have a meaningful presence in the United Kingdom. Through Atlassian’s existing operating subsidiaries and its listing on the Nasdaq Global Select Market, Atlassian already has a substantial presence in the United States. The Board and the Special Committee believe that establishing a U.S. parent company would streamline Atlassian’s corporate structure, resulting in reduced administrative costs, and align the legal framework governing New Atlassian with the Atlassian Group’s operational footprint.

•	Facilitate execution of M&A strategy. M&A is a key part of Atlassian’s growth strategy. The U.S. Domestication should facilitate the continued execution of this strategy and enable the Atlassian Group to pursue transformative M&A transactions. Stock continues to be a significant form of consideration for large M&A transactions in the technology sector. Since many large software companies are U.S.-domiciled and have substantial ownership by institutional investors which cannot invest in non-U.S. securities, the Board and the Special Committee believe that New Atlassian’s stock will be a more attractive currency with which to make acquisitions. Additionally, the ability to offer stock consideration should enable the Atlassian Group to pursue larger acquisition targets. Further, with a U.S. corporate parent, the Atlassian Group’s future acquisitions in the United States would not be subject to certain regulatory processes required for acquisitions by foreign corporations.

•

Delaware has a well-established corporate regime that promotes high standards of corporate governance. Delaware offers predictable and well-established corporate laws. Delaware has a well-developed legal system that the Board and the Special Committee believe encourages high standards of corporate governance and provides stockholders with substantial rights. Delaware corporate law also provides significant flexibility around corporate transactions, including the issuance of equity and the payment of dividends, while at the same time protecting the rights of stockholders.

•	Special Committee recommendation. The Board considered the Special Committee’s unanimous determination and recommendation that the Company initiate the process of executing the U.S. Domestication.

•

Approval of shareholders and the Court. The Scheme is subject to Atlassian Shareholder approval and sanctioning by the Court. In addition, the Special Committee believes that Messrs. Cannon-Brookes and Farquhar’s decision to agree not to vote at the Court Meeting and to agree, subject to the satisfaction (or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares) of the ATO Condition in accordance with the terms of the Scheme, to be bound by the terms of the Scheme and confirm to the Court that they did not vote at the Court Meeting will ensure that the Scheme is approved by the Company’s non-controlling shareholders, which the Special Committee believes to be in the best interests of Atlassian and its public shareholders.

In the course of their deliberations, the Board, in consultation with Atlassian’s management, together with Atlassian’s legal, tax and other professional advisors, and the Special Committee, in consultation with its independent legal and financial advisors, also considered a variety of risks (as described in greater detail under the heading “Risk Factors”) and other factors relating to the U.S. Domestication, including the following:

•

Atlassian may fail to realize the perceived benefits of the U.S. Domestication, recognizing that many of the potential benefits are uncertain and there are many potential business, market and other risks that may prevent some or all of these perceived benefits from being realized.

•	Uncertainties exist regarding future changes in tax laws, including increases in applicable tax rates, which may adversely impact the Atlassian Group.

•	Atlassian will incur non-recurring costs related to the U.S. Domestication.

•	Management distraction may result from the U.S. Domestication, which could have an adverse effect on the business of Atlassian and New Atlassian.

•	The rights of stockholders under U.S. and Delaware law may differ from the rights of shareholders under English law.

•	The financial reporting obligations of being a “domestic issuer” as opposed to a “foreign private issuer” in the United States are expected to be more expensive and time-consuming.

•

Certain executive officers and directors of Atlassian, including Messrs. Cannon-Brookes and Farquhar, have interests in the U.S. Domestication that may be different from, or in addition to, the interests of Atlassian shareholders generally, including the tax implications of the U.S. Domestication, and the other matters disclosed in the section titled “The U.S. Domestication — Interests of Certain Persons Relating to the U.S. Domestication”.

•	The U.S. Domestication may result in adverse tax consequences for certain Atlassian shareholders.

The foregoing description of the information and factors considered by the Board and the Special Committee includes the principal positive and negative factors considered by them, but is not intended to be exhaustive and may not include all of the factors considered, and, in view of the number and complexity of factors considered by the Board and the Special Committee, the Board and the Special Committee did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered by them in making their recommendations (and individual members of the Board or the Special Committee may have given different weights to different factors). The Board and the Special Committee reached their respective recommendations based on the totality of the information presented to, and considered by, them through their deliberations.

The foregoing discussion of the information and factors considered by the Board and the Special Committee is forward-looking in nature. This information should be read in light of the factors set forth in the sections titled “Cautionary Note Regarding Forward-Looking Statements”, “Background to the U.S. Domestication” and “Risk Factors”.

6.	Implementation of the U.S. Domestication and Overview of the Scheme

The U.S. Domestication is to be implemented by means of a Court-sanctioned scheme of arrangement between Atlassian and its shareholders who are Scheme Shareholders on the register of members of Atlassian at the Scheme Record Time under Part 26 of the Companies Act. The procedure requires approval of the Scheme by Atlassian shareholders at a meeting that is convened by the Court, which is referred to as the Court Meeting. The Atlassian shareholders will vote on the Court Scheme Proposal at the Court Meeting as described in the section titled “Court Scheme Proposal” beginning on page 120.

The Scheme also requires approval of the Scheme Special Resolution, which is a proposal to authorize the Board to implement the Scheme and address certain ancillary matters including necessary amendments to Atlassian’s articles of association. This proposal will not be presented at the Court Meeting. Therefore, Atlassian is also holding a General Meeting at which Atlassian shareholders will vote on the Scheme Special Resolution.

6.1	Cancellation of Scheme Shares

Under the Scheme, the share capital of Atlassian will be reduced by cancelling and extinguishing the Scheme Shares pursuant to the Reduction of Capital.

Forthwith and contingently upon the Reduction of Capital taking effect and notwithstanding anything to the contrary in Atlassian’s articles of association:

•

the issued share capital of Atlassian will be increased to its former amount by the issue of such number of Intra-Group Shares as shall be equal to the number of Atlassian Class A Ordinary Shares and Atlassian Class B Ordinary Shares cancelled pursuant to the Reduction of Capital; and

•

Atlassian will apply and capitalize the reserve arising in its books of account as a result of the cancellation of the Scheme Shares in paying up, in full at par, the Intra-Group Shares issued pursuant to the Scheme which will be allotted and issued credited free from Encumbrances as fully paid to New Atlassian or its nominees.

6.2	Issue of New Atlassian Shares

In consideration of the cancellation of the Scheme Shares and the allotment and issue of the Intra-Group Shares as described above pursuant to the Scheme, New Atlassian will allot and issue to each holder of Scheme Shares (as appearing in the register of members of Atlassian at the Scheme Record Time), free from Encumbrances credited as fully paid, subject as hereinafter provided, New Atlassian Shares on the following basis:

•	for each Scheme Share which is an Atlassian Class A Ordinary Share appearing on the register of Atlassian at the Scheme Record Time, one New Atlassian Class A Common Share; and

•	for each Scheme Share which is an Atlassian Class B Ordinary Share appearing on the register of Atlassian at the Scheme Record Time, one New Atlassian Class B Common Share.

The New Atlassian Shares to be issued pursuant to the Scheme will have a par value of U.S.$0.00001 each.

The New Atlassian Shares to be issued pursuant to the Scheme will be issued free from Encumbrances credited as fully paid and shall rank pari passu with all other New Atlassian Shares in issue at the Effective Time and shall have the right to receive all dividends, distributions and other entitlements made or paid or declared on the New Atlassian Shares after the Effective Time.

See the section below titled “Information Concerning New Atlassian” for more information on New Atlassian.

Computershare will serve as the transfer agent and registrar for all of the New Atlassian Shares. The New Atlassian Shares will be issued as part of the Scheme as follows:

•	In the case of Atlassian Class A Ordinary Shares currently held in the name of Cede & Co. (as nominee for DTC):

○	New Atlassian will issue the relevant New Atlassian Class A Common Shares to Cede & Co. (as nominee for DTC), which will be recorded on the share register of New Atlassian maintained by Computershare;

○

Cede & Co. will hold the relevant New Atlassian Class A Common Shares recorded in its name as nominee for the Beneficial Owners of New Atlassian Class A Common Shares who participate in the DTC system;

○

Beneficial Owners will beneficially own their New Atlassian Class A Common Shares through their broker, bank, trust or other nominee who is a direct participant in the DTC system, which will be reflected on DTC’s system in the name of such broker, bank, trust or other nominee.

•	In the case of Atlassian Shares currently held in the name of Computershare DR Nominees Limited (as nominee for the Computershare Depositary):

○	New Atlassian will issue the relevant New Atlassian Shares to Computershare DR Nominees Limited, which will be recorded on the share register of New Atlassian maintained by Computershare;

○

Computershare DR Nominees Limited will hold the relevant New Atlassian Shares recorded in its name as nominee for the Beneficial Owners of New Atlassian Shares who participate in the Computershare Depositary;

○	The Computershare Depositary will issue depositary receipts reflecting the underlying New Atlassian Shares to those Beneficial Owners who participate in the Computershare Depositary.

•

All other New Atlassian Shares issued by New Atlassian as part of the Scheme, including New Atlassian Shares issuable in respect of Atlassian Shares currently held outside DTC and the Computershare Depositary, will be recorded in book-entry form on the share register maintained by Computershare in the name of the registered/legal owner thereof.

6.3	General

The Scheme will not be implemented unless certain approvals are obtained, including the approval of the Scheme by the Scheme Shareholders at the Court Meeting, the approval by Atlassian Shareholders of the Scheme Special Resolution required in connection with the Scheme at the General Meeting and the sanction of the Court. The Court Meeting and the General Meeting have been convened for 2:00 p.m. (Pacific Time) and 2:30 p.m. (Pacific Time), respectively, on August 22, 2022, and the Court Sanction Hearing is expected to be held on September 29, 2022.

The Scheme is governed by the laws of England and Wales and is subject to the exclusive jurisdiction of the English courts.

A full explanation of the Scheme is contained in Part IX of this proxy statement.

7.	Conditions to Consummation of the Scheme and the U.S. Domestication

Neither the Scheme nor the U.S. Domestication will be effected unless the following conditions are satisfied:

•

the Court Scheme Proposal is approved at the Court Meeting by (i) a majority in number of those Shareholders of Record who are present and voting, either in person or by proxy, at the Court Meeting, and (ii) 75% or more of the value of the Atlassian Shares voted (either in person or by proxy) at the Court Meeting, as required by the Companies Act;

•

the Court grants the requisite Court Order sanctioning the Scheme and confirming the associated reduction of capital (in determining whether to grant such order, the Court will decide whether the Scheme is reasonable, whether various statutory and other legal requirements have been complied with and satisfied with respect to it and certain other matters; the Court has discretion whether to sanction the Scheme and there can be no certainty that it will do so);

•	the Scheme Special Resolution receives the affirmative vote of at least 75% of the votes cast (either in person or by proxy) at the General Meeting;

•	a copy of the Court Order and associated Statement of Capital having been delivered to the Registrar of Companies for registration;

•

no Third Party having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or having enacted, made or proposed any statute, regulation, decision or order, or change to published practice or having taken any other steps, and there not continuing to be outstanding any statute, regulation, decision or order, which in each case would or might reasonably be expected to make the Scheme or the U.S. Domestication or their implementation void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto;

•	no statute, rule or regulation is enacted or promulgated by any governmental entity of competent jurisdiction that prohibits or makes illegal the sanction of the Scheme;

•	no order or injunction of a court of competent jurisdiction is in effect that prevents the sanction of the Scheme;

•	the approval of the Nasdaq Global Select Market of the listing of New Atlassian Class A Common Shares; and

•	the satisfaction, or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares, of the ATO Condition.

The Board will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied.

The Scheme will become effective upon the filing of a copy of the Court Order with the Registrar of Companies. The Court Sanction Hearing (at which it is proposed that the Court sanctions the Scheme and confirms the Reduction of Capital) is expected to be held on September 29, 2022. All Scheme Shareholders whose names appear on the register at the Shareholder of Record Cut-off Date have the right to attend the Court Sanction Hearing themselves, or be represented by counsel, and shareholders or creditors who wish to object to the Reduction of Capital will be informed by advertisement in a newspaper with national distribution in the United Kingdom of their right to appear in person, or be legally represented, at the Court Sanction Hearing.

If the Scheme is sanctioned by the Court and the conditions above are satisfied, the Scheme is expected to become effective on September 30, 2022.

8.	Sanction of the Scheme by the Court

Atlassian has made an application to the Court for an order to convene the Court Meeting. Subsequent and subject to approval of the Scheme by the shareholders of Atlassian at the Court Meeting, Atlassian would need to apply for the Court Order sanctioning the Scheme in order for the Scheme to become effective.

If the Court Order is granted and the conditions to closing are satisfied, then the Scheme will become effective on the date that Atlassian lodges a copy of the Court Order with the Registrar of Companies in England and Wales.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Atlassian public shareholders.

The approvals by the shareholders of Atlassian and the Court of the Scheme shall remain valid notwithstanding any change in Atlassian’s business or financial condition or any transactions undertaken by Atlassian.

9.	Interests of Certain Persons Related to the U.S. Domestication

If the Scheme Proposal is approved, the Atlassian Shares held by Atlassian’s directors and officers will be treated in the same manner as Atlassian Shares held by other shareholders of the same class. Shareholders are referred to the matters described under the section titled “Summary of the Principal Differences between the Rights of Atlassian Shareholders and New Atlassian Stockholders” in relation to the effect on Atlassian directors and officers arising from the differences between the Atlassian articles of association and the New Atlassian amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon completion of the Scheme and between English company law, which applies to Atlassian, and Delaware corporate law, which applies to New Atlassian.

In considering the unanimous recommendation of the Board to Atlassian Shareholders to vote in favor of the Scheme at the Court Meeting and to vote in favor of the Scheme Special Resolution proposed at the General Meeting, you should be aware that Atlassian directors and officers may have certain interests in the Scheme and the U.S. Domestication that are different from, or in addition to, the interests of Atlassian Shareholders generally. These interests may include those described below. The members of the Board were aware of and considered these potential interests in reaching the determination to approve the Scheme and the U.S. Domestication and unanimously recommend to the Atlassian Shareholders that they vote to approve the Proposals.

If and to the extent the shareholdings of any non-UK domiciled or deemed domiciled Atlassian Shareholder (including any non-UK domiciled or deemed domiciled director or executive officer of Atlassian that is an Atlassian Shareholder) are within the scope of the UK inheritance tax, as described in paragraph 17.6 of Part VII (The U.S. Domestication) of this proxy statement (which will depend on individual circumstances, class of shares held and the availability of relief), such shareholdings may be removed from the scope of such UK tax if the U.S. Domestication is approved.

In addition, Atlassian has entered into and New Atlassian expects to enter into indemnification arrangements with their directors and executive officers with terms and conditions customary for a U.S. public company, as described in paragraph 23.2.5 of Part VII (The U.S. Domestication) of this proxy statement.

Other than the interests described in this section, no person who has been a director or executive officer of Atlassian at any time since the beginning of the last fiscal year, or any associate of any such person, has any substantial interest in the Scheme or the U.S. Domestication.

10.	Accounting Treatment of the U.S. Domestication

The U.S. Domestication and related internal reorganization will be accounted for consistent with a reorganization of entities under common control. Accordingly, the transfer of the assets and liabilities and exchange of shares will be recorded in New Atlassian at their carrying amounts from the transferring entity (Atlassian) at the date of transfer.

11.	Regulatory Considerations

Atlassian is not aware of any governmental approvals or actions that are required to complete the Scheme or the U.S. Domestication other than the satisfaction (or waiver) of the ATO Condition, compliance with U.S. federal and state securities laws, Delaware corporate law and the corporate laws of England and Wales, and Court sanction of the Scheme. Atlassian does not believe that any significant regulatory approvals will be required to effect the Scheme or the U.S. Domestication.

12.	Stock Exchange Listing

Atlassian’s Class A Ordinary Shares are currently listed on the Nasdaq Global Select Market. There is currently no established public trading market for New Atlassian Shares. Atlassian will submit a notification form with the Nasdaq Global Select Market and expects that, immediately following the sanction of the Scheme, the New Atlassian Class A Common Shares will be listed on the Nasdaq Global Select Market under the symbol “TEAM”, the same symbol under which the Atlassian Class A Ordinary Shares are currently listed.

13.	Treatment of Atlassian Share Plans and Equity Awards

At the Effective Time, each Atlassian Share Option outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be assumed by New Atlassian and converted into an option to purchase the same number and class of New Atlassian Shares as the number and class of Atlassian Shares subject to such Atlassian Share Option immediately prior to the Effective Time at the same exercise price per New Atlassian Share as the per share exercise price for the Atlassian Shares applicable to such Atlassian Share Option immediately prior to the Effective Time (each, as so adjusted, a “Converted Atlassian Option”). Subject to applicable laws, the Converted Atlassian Options shall continue to have, and shall be subject to, the same terms and conditions (including any applicable vesting and change in control provisions, provided that in no event shall the Scheme or the U.S. Domestication constitute a change in control for the purposes of such provisions) that applied to the Atlassian Share Options immediately prior to the Effective Time.

At the Effective Time, each Atlassian Restricted Share Award outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be assumed by New Atlassian and converted into an award of restricted shares covering the same number and class of New Atlassian Shares (“Converted Atlassian Restricted Share Awards”) as the number and class of Atlassian Shares subject to such Atlassian Restricted Share Award immediately prior to the Effective Time and at the same repurchase price (if any) per New Atlassian Share as the per share repurchase price (if any) for the Atlassian Shares applicable to such Atlassian Restricted Share Award immediately prior to the Effective Time. Subject to applicable laws, the Converted Atlassian Restricted Share Awards shall continue to have, and shall be subject to, the same terms and conditions (including any applicable vesting and change in control provisions, provided that in no event shall the Scheme or the U.S. Domestication constitute a change in control for the purposes of such provisions) that applied to the Atlassian Restricted Share Awards immediately prior to the Effective Time.

At the Effective Time, each Atlassian RSU Award outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be assumed by New Atlassian and converted into an award of restricted stock units covering the same number and class of New Atlassian Shares (“Converted Atlassian RSU Awards”) as the number and class of Atlassian Shares underlying such Atlassian RSU Award immediately prior to the Effective Time. Subject to applicable laws, the Converted Atlassian RSU Awards shall continue to have, and shall be subject to, the same terms and conditions (including any applicable vesting and change in control provisions, provided that in no event shall the Scheme or the U.S. Domestication constitute a change in control for the purposes of such provisions) that applied to the Atlassian RSU Awards immediately prior to the Effective Time.

With respect to any Converted Atlassian Option, Converted Atlassian Restricted Share Award and Converted Atlassian RSU Award for which the related Atlassian Share Option, Atlassian Restricted Share Award or Atlassian RSU Award vests based upon the achievement of applicable performance goals, New Atlassian may, in its discretion and in accordance with the terms of the Atlassian Share Plan and award agreement applicable to each such award, adjust the applicable performance goals to reflect the consummation of the transactions contemplated by the Scheme.

Prior to the Effective Date, Atlassian shall take all actions necessary to effectuate the provisions set forth in this paragraph 13; provided, that no action taken by Atlassian shall be required to be irrevocable until immediately prior to the Effective Time. Atlassian and New Atlassian may, to the extent necessary or recommended to minimize any negative tax or other impact to holders of Atlassian Share Options, Atlassian Restricted Share Awards and Atlassian RSU Awards or to Atlassian or New Atlassian, cooperate in good faith prior to the Effective Date to develop an alternate mechanism for the conversion of such Atlassian Share Options, Atlassian Restricted Share Awards and Atlassian RSU Awards.

At the Effective Time, New Atlassian shall assume each Atlassian Share Plan and such Atlassian Share Plan shall be deemed amended to the extent necessary for each reference to Atlassian to mean New Atlassian, the reservation and issuance of a number and class of New Atlassian Shares equal to the number and class of Atlassian Shares subject to such Atlassian Share Plan, and the board of directors and committees of New Atlassian shall succeed the authority of the board of directors and committees of Atlassian in administering the respective Atlassian Share Plan.

Each of Atlassian and New Atlassian (or any of their subsidiaries, as applicable) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Atlassian Share Plan such amounts, if any, as they may be required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder, or any other applicable U.S. and non-U.S. federal, state or local tax law.

14.	Structure of the U.S. Domestication

The following chart sets forth the current structure of the Atlassian Group prior to the U.S. Domestication, with Atlassian as parent:

The following chart sets forth the proposed structure of the Atlassian Group immediately following the U.S. Domestication, with New Atlassian as parent:

15.	Effect of the U.S. Domestication on Reporting Obligations of Atlassian Group

Upon the completion of the U.S. Domestication, New Atlassian will be subject to the reporting requirements of the SEC as a domestic issuer, the mandates of the U.S. Sarbanes-Oxley Act of 2002 and the applicable corporate governance rules of the Nasdaq Global Select Market, and New Atlassian will report consolidated financial results in U.S. dollars and in accordance with accounting principles generally accepted in the United States. New Atlassian will file reports on Forms 10-K, 10-Q and 8-K with the SEC and comply with the proxy rules under the U.S. Exchange Act. In addition, New Atlassian will also comply with any additional corporate requirements under the DGCL. New Atlassian will cease to provide the Atlassian Group’s financial results in accordance with IFRS.

16.	Material U.S. Federal Income Tax Consequences of the U.S. Domestication

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of Atlassian Shares of the Scheme, and the material U.S. federal income tax consequences to Non-U.S. Holders of owning and disposing of New Atlassian Shares received pursuant to the Scheme. The discussion is based on and subject to the Code, the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), administrative guidance and court decisions, in each case, as of the date of this proxy statement, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that Atlassian shareholders hold their Atlassian Shares, and that New Atlassian shareholders will hold their New Atlassian Shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Atlassian Shares or New Atlassian Shares in light of their particular circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, or to any holders subject to special treatment under the Code, such as:

•	banks, thrifts, mutual funds and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	brokers or dealers in securities;

•	tax-exempt organizations or governmental organizations;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	U.S. Holders who own, or are deemed to own, 5% or more of Atlassian or New Atlassian stock;

•	persons who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	persons who purchase or sell their shares as part of a wash sale for tax purposes;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

•	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax qualified retirement plan.

There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position regarding the tax consequences described herein. The discussion does not address any non-income tax considerations or any non-U.S. tax considerations, or any U.S. state or local tax considerations. For purposes of the discussion, a “U.S. Holder” means a beneficial owner of Atlassian Shares or, after the completion of the Scheme, New Atlassian Shares, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Atlassian Shares or, after the completion of the Scheme, New Atlassian Shares that is an individual, corporation, estate or trust, in each case, that is not a U.S. Holder.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Atlassian Shares or, after the completion of the Scheme, New Atlassian Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Scheme and the ownership and disposition of New Atlassian Shares.

HOLDERS OF ATLASSIAN SHARES OR, AFTER THE COMPLETION OF THE SCHEME, NEW ATLASSIAN SHARES, SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SCHEME AND THE OWNERSHIP AND DISPOSITION OF NEW ATLASSIAN SHARES TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF SUCH MATTERS ARISING UNDER THE U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

16.1	Material U.S. Federal Income Tax Consequences of the Scheme to U.S. Holders of Atlassian Shares

The following discussion regarding U.S. federal income tax considerations relating to the Scheme assumes that the Scheme will be consummated as described in this proxy statement. The following discussion assumes that Atlassian was not for its 2021 taxable year, and will not be for its 2022 taxable year, a passive foreign investment company, as described below under “Passive Foreign Investment Company Status.”

Receipt of New Atlassian Shares in Exchange for Atlassian Shares

The cancellation of Atlassian Shares and the receipt of New Atlassian Shares in exchange for the cancellation of such Atlassian Shares pursuant to the Scheme is expected to qualify as a transaction described in Section 351 of the Code and, as a result, no gain or loss is expected to be recognized by a U.S. Holder of Atlassian Shares pursuant to the Scheme. Assuming the receipt of New Atlassian Shares in exchange for the Atlassian Shares qualifies as a transaction described in Section 351 of the Code, the aggregate adjusted tax basis of the New Atlassian Shares received by a U.S. Holder pursuant to the Scheme should be equal to the aggregate adjusted tax basis of the Atlassian Shares of such U.S. Holder cancelled in exchange for such New Atlassian Shares pursuant to the Scheme. The holding period of New Atlassian Shares received by a U.S. Holder pursuant to the Scheme should include the U.S. Holder’s holding period for the Atlassian Shares cancelled in exchange for such New Atlassian Shares pursuant to the Scheme.

U.S. Holders should consult their own tax advisors about reporting requirements and information statements that could be applicable to the U.S. Holder as a result of the Scheme and any potential penalties associated with a failure to satisfy such requirements.

While it is not expected to be the case, it is possible that the Scheme could be characterized for U.S. federal income tax purposes as an “asset reorganization” under Section 368 of the Code subject to Section 367(b) of the Code rather than an exchange qualifying under Section 351 of the Code. In such case, if you are a U.S. Holder who owned Atlassian Shares that had a fair market value of less than U.S.$50,000 at the time the Scheme occurred, you would not recognize any gain or loss, however if you are a U.S. Holder who owned Atlassian Shares that had a fair market value of U.S.$50,000 or more, but less than 10% (actually or constructively) of (i) the total combined voting power of all classes of Atlassian shares entitled to vote and (ii) the total value of all classes of Atlassian Shares at the time the Scheme occurred, then except as noted below you would recognize gain (but not loss) with respect to the Atlassian Shares exchanged for New Atlassian Shares in the Scheme even if you continue to hold your stock and have not received any cash as result of the Scheme. As an alternative to recognizing gain, however, such a U.S. Holder may instead elect to include in income (as dividend income) the “all earnings and profits amount,” as such term is defined in Treasury Regulation Section 1.367(b)-2(d), attributable to its Atlassian Shares provided certain other requirements are satisfied. Atlassian believes that the “all earnings and profits amount” is zero, but no assurance can be had that such belief is accurate. U.S. Holders should consult their own tax advisors about the possibility of making a “protective” election to include the “all earnings and profits amount” in case (while not expected) the Scheme was characterized as an “asset reorganization” under Section 368 of the Code subject to Section 367(b) of the Code instead of an exchange under Section 351 of the Code.

Passive Foreign Investment Company Status

Atlassian believes that it was not a passive foreign investment company (generally, a non-U.S. corporation that has a specified percentage of “passive” income or assets, after the application of certain “look-through” rules) for U.S. federal income tax purposes for its 2021 taxable year or any prior taxable year and does not expect to be a passive foreign investment company for its 2022 taxable year. If Atlassian were a passive foreign investment company for any taxable year during which a U.S. Holder held Atlassian Shares, certain adverse tax consequences could apply to such U.S. Holder as a result of the Scheme. A U.S. Holder should consult its own tax advisor with respect to the U.S. federal income tax consequences of the Scheme if such U.S. Holder believes that Atlassian was a passive foreign investment company for any taxable year during which it held Atlassian Shares.

16.2	Material U.S. Federal Income Tax Considerations to Non-U.S. Holders of Owning and Disposing of New Atlassian Shares Received in the Scheme

Distributions

If New Atlassian makes distributions of cash or other property on New Atlassian Shares, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from New Atlassian’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its New Atlassian Shares, but not below zero. Any excess amount will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of New Atlassian Shares. Because New Atlassian may not know the extent to which any distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below New Atlassian or the applicable withholding agent may treat the entire distribution as a dividend.

Subject to the discussion below on backup withholding and non-U.S. accounts, dividends paid to a Non-U.S. Holder of New Atlassian Shares that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. Holders will be entitled to a reduction in or an exemption from the 30% U.S. federal withholding tax on dividends as a result of either (a) an applicable income tax treaty or (b) the Non-U.S. Holder holding New Atlassian Shares in connection with the conduct of a trade or business within the United States and such dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the Non-U.S. Holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the U.S. federal withholding tax under the benefit of an income tax treaty between the United States and the country in which the Non-U.S. Holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to U.S. federal withholding tax because such dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may be able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the Non-U.S. Holder provides the appropriate certification, as described above), the Non-U.S. Holder will generally be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition of New Atlassian Shares

Subject to the discussions below on backup withholding and non-U.S. accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of New Atlassian Shares unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

New Atlassian Shares constitute U.S. real property interests, or “USRPIs,” by reason of New Atlassian’s status as a U.S. real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States) provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, New Atlassian does not anticipate becoming a USRPHC. Because the determination of whether New Atlassian is a USRPHC depends on the fair market value of its USRPIs relative to the fair market value of its other business assets and its non-U.S. real property interests, however, there can be no assurance New Atlassian will not become a USRPHC in the future. Even if New Atlassian were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of New Atlassian Shares will not be subject to U.S. federal income tax if New Atlassian Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of New Atlassian Shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible consequences to them if New Atlassian were to become a USRPHC.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules that may be applicable to them.

Information Reporting and Backup Withholding

Subject to the discussion below on non-U.S. accounts, a Non-U.S. Holder will not be subject to backup withholding with respect to distributions on New Atlassian Shares made to the Non-U.S. Holder, provided the applicable withholding agent does not have actual knowledge or reason to know such Non-U.S. Holder is a U.S. person and the Non-U.S. Holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions made on New Atlassian Shares to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of New Atlassian Shares within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of New Atlassian Shares outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of New Atlassian Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S.

federal income tax liability, provided the required information or claim is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Non-U.S. Accounts

Withholding taxes may be imposed under the legislation and administrative guidance commonly known as “FATCA,” on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on New Atlassian Shares unless (a) the “foreign financial institution” undertakes certain diligence and reporting obligations, (b) the “non-financial foreign entity” either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each “substantial United States owner,” or (c) the “foreign financial institution” or “non-financial foreign entity” otherwise qualifies for an exemption from these rules. If the payee is a “foreign financial institution” and is subject to the diligence and reporting requirements in (a) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant “foreign financial institutions” and certain other account holders. “Foreign financial institutions” located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends paid on New Atlassian Shares. Because New Atlassian may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules, New Atlassian or the applicable withholding agent may treat the entire distribution as a dividend. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders should consult their tax advisors regarding the potential application of these withholding provisions.

17.	Material UK Tax Consequences of the U.S. Domestication

The following paragraphs, which are intended as a general guide only and not a substitute for detailed tax advice, are based on current legislation and on what is understood to be current HM Revenue and Customs practice. They summarize certain aspects of the UK taxation consequences of the Scheme and the holding and future disposal of New Atlassian Shares. Unless otherwise expressly stated, they apply only to Atlassian Shareholders (or New Atlassian Shareholders) who are resident in (and only in) the United Kingdom for taxation purposes, who hold their Atlassian Shares (and who will hold their New Atlassian Shares) as an investment (other than under an individual savings account (“ISA”) or a Self-Invested Personal Pension (“SIPP”)), who are the absolute beneficial owners of those shares, who have not (and are not deemed to have) acquired those shares by virtue of an office or employment (whether current, historic or prospective) and who are not UK non-domiciled persons claiming the remittance basis of taxation. In addition, these comments may not apply to certain classes of holders of Atlassian Shares or New Atlassian Shares such as collective investment schemes, insurance companies, pension schemes or charities.

This section does not constitute tax advice or purport to be a comprehensive analysis of all the potential tax consequences. Atlassian Shareholders who are in any doubt as to their tax position in relation to the Proposals or the holding or future disposal of New Atlassian Shares, or who are subject to tax in a jurisdiction other than the UK, should seek independent professional advice as to the potential tax consequences for them under the laws of their country and/or state of citizenship, domicile or residence.

The following paragraphs have been prepared on the basis that New Atlassian will be resident in the United States, and not resident in the United Kingdom, for tax purposes. References below to a person being UK resident are to the person being UK resident for tax purposes.

17.1	UK taxation consequences of the Scheme

Distribution

The implementation of the Scheme should not be treated as involving a distribution subject to UK tax as income.

Taxation of chargeable gains – UK Atlassian Shareholders

On implementation of the Scheme, for the purposes of UK taxation of chargeable gains:

(a)

an Atlassian Shareholder who does not hold (either alone or together with persons connected with them) more than 5% of, or of any class of, shares in or debentures of Atlassian should not be treated as having made a disposal or part disposal of their Atlassian Shares. Instead any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such holder’s Atlassian Shares should be “rolled over” into the holder’s New Atlassian Shares. This means that the New Atlassian Shares should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the Atlassian Shares from which they are derived; and

(b)

an Atlassian Shareholder who does hold (either alone or together with persons connected with them) more than 5% of, or of any class of, shares in or debentures of Atlassian should, similarly, not be treated as having made a disposal or part disposal of their Atlassian Shares, such that any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such holder’s Atlassian Shares should be “rolled over” into such holder’s New Atlassian Shares (as described and with the consequences set out above), provided it is the case that the Scheme:

(i)	is effected for bona fide commercial reasons; and

(ii)	does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax.

The same rules apply to any Atlassian Shareholder (whether an individual or a company) that is not resident in the UK but carries on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a non-UK resident corporate shareholder, a permanent establishment) to which the Atlassian Shares are attributable.

No application has been made to HM Revenue and Customs under section 138 of the Taxation of Chargeable Gains Act 1992 with respect to the Scheme and the Company does not propose to make any such application.

17.2	UK taxation consequences of disposing of New Atlassian Shares

A subsequent disposal of New Atlassian Shares by a New Atlassian Shareholder may, depending on their individual circumstances, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains, as follows:

a)	For a New Atlassian Shareholder who is a UK resident individual, such a disposal of New Atlassian Shares may give rise to a chargeable gain subject to capital gains tax, subject to any available exemption or relief, or to an allowable loss. A UK resident individual is entitled to an annual exemption meaning that gains made during a tax year up to a certain amount are exempt from capital gains tax. For the tax year from April 6, 2022 to April 5, 2023 the annual exempt amount is £12,300. In respect of chargeable gains for any tax year which are in excess of the annual exempt amount, capital gains tax will generally be charged at 10% to the extent that the aggregate of such chargeable gains and total taxable income for the tax year, after all allowable deductions (including losses and the income tax personal allowance), are less than the upper limit of the income tax basic rate band. For the tax year from April 6, 2022 to April 5, 2023 the upper limit of the income tax basic rate band is £37,700. To the extent that such aggregate of chargeable gains and income exceeds the upper limit of the income tax basic rate band, capital gains tax will be charged at 20%.

b)

For a New Atlassian Shareholder that is a company resident in the UK, and so within the charge to UK corporation tax, such a disposal of New Atlassian Shares may give rise to a chargeable gain subject to corporation tax (currently at the rate of 19%), subject to any available relief or exemption, or to an allowable loss. The UK Finance Act 2021 increased the main rate of UK corporation tax from 19% to 25%, effective April 1, 2023. The 19% rate will continue to be relevant where profits are below £50,000, with marginal relief for profits between £50,000 and £250,000.

For a New Atlassian Shareholder (whether an individual or a company) that is not resident in the UK but carries on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a non-UK resident corporate shareholder, a permanent establishment) to which the New Atlassian Shares are attributable, the above rules apply as if such shareholder were UK resident.

A New Atlassian Shareholder who is an individual and who has previously been resident in the UK may in some cases be subject to UK capital gains tax on such disposal in the event that they become resident in the UK again.

On the basis that implementation of the Scheme did not give rise to a disposal of the New Atlassian Shareholder’s Atlassian Shares, such that any gain (or loss) was “rolled over” into the New Atlassian Shares (as described above), any chargeable gain or allowable loss on the disposal of New Atlassian Shares should be calculated taking into account the allowable original cost to the Atlassian Shareholder of acquiring the Atlassian Shares from which the New Atlassian Shares are derived.

17.3	Taxation of dividends

The following sets out certain UK tax implications of the payment by New Atlassian of cash dividends to various categories of shareholder.

UK resident individual New Atlassian Shareholders

The tax treatment of dividends paid to New Atlassian Shareholders who are individuals and UK resident is (except to the extent that such dividends are earned through an ISA, a SIPP or other regime which exempts the dividends from tax) as follows:

•

dividends received by such an individual New Atlassian Shareholder from New Atlassian will form part of the shareholder’s total income for income tax purposes and will represent the highest part of that income;

•

for the tax year from April 6, 2022 to April 5, 2023, a nil rate of income tax applies to the first £2,000 of dividend income (from New Atlassian and other sources) received by such a shareholder in the tax year (the “Nil Rate Amount”); and

•

any dividend income received by such a shareholder in a tax year in excess of the Nil Rate Amount will be subject to income tax at the rates for the tax year from April 6, 2022 to April 5, 2023 (8.75%, to the extent that the Relevant Dividend Income when added to other taxable income falls below the threshold for the higher rate of income tax; 33.75%, to the extent that the Relevant Dividend Income when added to other taxable income falls between the thresholds for the higher rate and the additional rate of income tax; and 39.35%, to the extent that the Relevant Dividend Income when added to other taxable income falls above the threshold for the additional rate of income tax).

Such an individual New Atlassian Shareholder will be taxable on the gross dividend. Generally, any amounts of US withholding tax that are payable will reduce the UK tax liability.

Corporate New Atlassian Shareholders

The taxation of dividends received by New Atlassian Shareholders that are companies within the charge to UK corporation tax depends upon whether or not they are “small companies” for the purposes of Part 9A of the Corporation Tax Act 2009 (the UK legislation that applies to the taxation of dividends received by companies). A company will be within the charge to UK corporation tax in respect of dividends paid by New Atlassian if the company is either UK resident or non-UK resident but carrying on a trade in the UK through a permanent establishment and the New Atlassian Shares are attributable to such permanent establishment. Companies within the charge to UK corporation tax are referred to below as “UK companies”.

A UK company that is a “small company” and is in receipt of a dividend from New Atlassian will not generally be subject to corporation tax on the dividend provided certain conditions are met, including an anti-avoidance condition.

A UK company that is not a “small company” and is in receipt of a dividend from New Atlassian will not generally be subject to corporation tax on the dividend provided the dividend falls within an exempt class in Part 9A of the Corporation Tax Act 2009 and certain conditions are met. However, the exemptions are not comprehensive and are subject to anti-avoidance rules. A UK company receiving a dividend which does not fall within an exempt class will be liable to UK corporation tax in respect of the dividend (currently at a rate of 19%, and rising to 25% effective April 1, 2023 for certain companies with a turnover over £250,000 (and with a marginal rate between 19% and 25% applying to companies with a turnover between £50,000 and £250,000)).

17.4	Other UK Tax Considerations

The attention of individuals resident in the UK for taxation purposes is drawn to Chapter 2, Part 13 of the Income Tax Act 2007, which may render them liable to income tax in respect of the undistributed income or profits of New Atlassian.

The UK “controlled foreign company” provisions subject UK resident companies to tax on the profits of companies not so resident in which they have certain interests and which are controlled by UK persons, subject to certain “gateway” provisions and exemptions. UK resident New Atlassian Shareholders that are companies are advised to consult their own professional tax advisors as to the implications of these provisions.

The attention of persons resident in the UK for taxation purposes is also drawn to the provisions of section 3 of the Taxation of Chargeable Gains Act 1992 under which, in certain circumstances, a portion of chargeable gains made by a non-UK resident company (such as New Atlassian) can be attributed to UK resident participators to whom more than one quarter of any gain made by the company would be attributable. This applies if the non-UK resident company would be a close company were the company to be resident in the UK for taxation purposes.

The references in this paragraph 17 to individuals who are subject to or pay income tax at the basic rate, higher rate or additional rate include individuals whose non-savings, non-dividend income is excluded from UK income tax because it is instead subject to Scottish income tax at rates set by the Scottish Parliament. Such taxpayers are effectively deemed to be subject to UK income tax rates for the purposes of determining the rate of UK income tax which applies to their dividend income and the rate of capital gains tax which applies to their capital gains.

17.5	Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax (“SDRT”) will be payable on the cancellation of the Atlassian Shares or the allotment and the issue of New Atlassian Shares pursuant to the Scheme.

UK stamp duty will in principle be payable on any instrument of transfer of the New Atlassian Shares which is executed in the UK or which “relates to any matter or thing done or to be done” in the UK. The conveyance or transfer on sale of shares is generally subject to ad valorem stamp duty, normally at a rate of 0.5% (rounded up to the nearest £5) of the amount or value of the consideration. No duty is payable on transactions, the total value of which is less than £1,000.

However, in practice, UK stamp duty should generally not need to be paid on any instruments transferring New Atlassian Shares, provided that such transfer instruments are executed and retained outside of the UK. No UK SDRT will be payable in respect of any agreement to transfer New Atlassian Shares. These statements have been prepared on the basis that the New Atlassian Shares are not registered in a register kept in the UK by or on behalf of New Atlassian and are not paired with shares in a UK company. It is not intended that such a register of New Atlassian Shares will be kept in the UK.

17.6	UK Inheritance Tax

Atlassian Shares could be within the scope of UK inheritance tax for individual or trust shareholders on death or a chargeable event, subject to the class of shares held, individual circumstances and the availability of relief.

In respect of New Atlassian Shares, after the U.S. Domestication, individual New Atlassian Shareholders domiciled or deemed to be domiciled in the UK for UK tax purposes may remain liable to UK inheritance tax on their New Atlassian Shares in the event of death or on making certain categories of lifetime transfer, subject to the class of shares held, individual circumstances and the availability of relief. This should not be the case, however, for any individual New Atlassian Shareholder who is neither domiciled nor deemed to be domiciled in the UK for UK tax purposes.

The UK inheritance tax rates for individual or trust shareholders can be significant. Atlassian Shareholders should consult an appropriate tax advisor regarding their position. There may be additional inheritance tax implications for Atlassian Shareholders in other countries, including the United States, as a result of the U.S. Domestication. Atlassian Shareholders should consult their own tax advisors with respect to any inheritance tax consequences of the U.S. Domestication based on their particular circumstances.

18.	Material Australian Tax Consequences of the U.S. Domestication

The following comments provide a general summary of Australian income tax and stamp duty issues for Australian tax resident Atlassian Shareholders, whether Beneficial Owners or Shareholders of Record (“Australian Atlassian Shareholders”) who dispose of their Atlassian Shares on implementation of the scheme.

This general summary reflects the current provisions of the Income Tax Assessment Act 1936 (Cth) (“ITAA 1936”) and the Income Tax Assessment Act 1997 (Cth) (“ITAA 1997”), and the

regulations made under the Tax Law, and takes into account current tax rulings issued by the ATO (on implementation of the scheme) and the current administrative practices of the ATO. This outline does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action.

This section is only relevant to those Australian Atlassian shareholders which hold their Atlassian Shares on capital account. The description does not address the Australian tax consequences for Atlassian Shareholders who:

•	are a temporary resident as defined in subsection 995-1(1) of the ITAA 1997;

•	hold their Atlassian Shares on revenue account as defined in section 977-50 of the ITAA 1997;

•	hold their Atlassian Shares as trading stock as defined in section 995-1(1) of the ITAA 1997;

•	are subject to the taxation of financial arrangements rules in Division 230 of the ITAA 1997 in relation to the gains or losses on their Atlassian Shares;

•	are exempt from income tax; or

•	are subject to the investment manager regime under Subdivision 842-I of the ITAA 1997.

This summary is based on the law in Australia in force at the time of issue of this proxy statement. This summary does not take into account the tax law of countries other than Australia. This summary is general in nature and is not intended to be an authoritative or complete statement of the applicable law. The taxation laws of Australia or their interpretation may change. The precise implications of ownership or disposal of the Shares will depend upon each investor’s specific circumstances.

Investors should obtain their own advice on the taxation implications of holding or disposing of the Atlassian Shares, taking into account their specific circumstances.

The following paragraphs have been prepared on the basis that New Atlassian will be resident in the United States, and not resident in Australia, for tax purposes. References below to a person being Australian resident are to the person being Australian resident for tax purposes.

18.1	Australian capital gains consequences of the Scheme

On implementation of the scheme, the disposal of Atlassian Shares by Australian Atlassian Shareholders will result in capital gains tax (“CGT”) event A1.

Australian Atlassian Shareholders may make a capital gain on the disposal of their Atlassian Shares to the extent that the capital proceeds (being the market value of the New Atlassian Shares) exceeds the cost base of the Atlassian Shares.

Capital gains tax event on disposal – Australian Atlassian Shareholders where roll-over relief obtained

For Australian Atlassian Shareholders who receive New Atlassian Shares as consideration, subject to choosing rollover relief (jointly with New Atlassian) and the tax cost base notification requirements outlined below, roll-over relief should be available. Where an Australian Atlassian Shareholder makes an election for roll-over to apply:

•	capital gains should be disregarded;

•

the first element of the cost base of each New Atlassian Share you receive as a result of the exchange is worked out by reasonably attributing to it the cost base of your Atlassian Share for which it was exchanged and for which you obtained the roll-over; and

•

the New Atlassian Share is taken to have been acquired at the same time as the acquisition of the Atlassian Share for which it was exchanged and for which you obtained the roll-over. This may be relevant in determining the CGT consequences of any future disposal of the New Atlassian Shares.

An Australian Atlassian Shareholder is not required to make or lodge a formal election in order to choose roll-over relief. The way in which their income tax return is prepared will be evidence for the choice being made. However, under Australian tax law, Australian Atlassian Shareholders are required to inform New Atlassian in writing of the tax cost base of their Atlassian Shares, calculated just before the disposal, for which they are seeking to obtain CGT roll-over relief. You must complete this notification before you lodge your 2023 income tax return or you will not be eligible for rollover relief and you will be subject to CGT on the U.S. Domestication. You may provide this notification to Atlassian by posting to Level 6, 341 George Street, Sydney NSW 2000, Australia, Attention: Tax Roll-over Notification.

New Atlassian has undertaken to jointly elect for CGT roll-over relief for any shareholders that provide their cost base information. Note that this does not guarantee the availability of CGT roll-over relief – Australian Atlassian Shareholders will need to confirm that they are otherwise eligible.

An ATO “Class Ruling” is being sought to confirm the ATO’s view that participation in the Scheme by Australian Atlassian Shareholders will be eligible for CGT roll-over relief.

Capital gains tax event on disposal – Australian Atlassian Shareholders where roll-over relief is not obtained

Where an Australian Atlassian Shareholder does not elect for roll-over relief to apply, and their capital gains for the year of income exceed their capital losses, the net capital gain is included in their assessable income.

Alternatively, Australian Atlassian Shareholders will make a capital loss to the extent that the capital proceeds are less than their reduced cost base for those Atlassian Shares. Capital losses may only be offset against capital gains realized by the investor in the same income year or future income years, subject to certain loss recoupment tests being satisfied. Capital losses cannot be offset against other assessable income.

A CGT discount may be applied against the capital gain (after reduction of total capital gains by capital losses) where (i) the investor is an individual, complying superannuation entity or trustee; (ii) the Shares have been held for more than 12 months; and (iii) certain other requirements have been met. Where the CGT discount applies, any capital gain arising to individuals and entities acting as trustees (other than a trust that is a complying superannuation entity) may be reduced by one half after offsetting current year or prior year capital losses. For a complying superannuation entity, any capital gain may be reduced by one third, after offsetting current year or prior year capital losses.

Where the investor is the trustee of a trust that has held the Shares for more than 12 months before disposal, the CGT discount may flow through to the beneficiaries of the trust if those beneficiaries are not companies. Investors that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries who may qualify for discounted capital gains.

Capital gains tax event on disposal – Non-Australian Atlassian Shareholders

Subject to the following two paragraphs, Atlassian Shareholders that are not resident in Australia will not be subject to Australian taxation on capital gains (though they may be subject to taxation under their local law).

However, for an Atlassian Shareholder that is not resident in the Australia but carries on a business, trade, profession or vocation in Australia through a branch or permanent establishment to which the Atlassian Shares are attributable, the above rules apply as if such shareholder were Australian resident.

An Atlassian Shareholder who is an individual and who has previously been resident in Australia may in some cases be subject to Australian CGT on such disposal where they have previously chosen to disregard a capital gain or capital loss in relation to their Atlassian Shares on ceasing to be an Australian resident. Atlassian Shareholders who are individuals and were previously resident in Australia and who are in any doubt as to their tax position in relation to the Scheme should seek independent professional advice as to the potential tax consequences.

18.2	Australian taxation consequences of disposing of New Atlassian Shares

A subsequent disposal of New Atlassian Shares by a New Atlassian Shareholder may, depending on their individual circumstances, give rise to a capital gain or capital loss under Australian CGT provisions. The rules in relation to disposals of New Atlassian Shares described above (in the section titled “Capital gains tax event on disposal – Australian Atlassian Shareholders where roll-over relief is not obtained”) will apply similarly.

On the basis that the Australian New Atlassian Shareholder obtained roll-over relief in relation to the implementation of the Scheme, any capital gain or capital loss on the disposal of New Atlassian Shares should be calculated taking into account the allowable original cost to the Atlassian Shareholder of acquiring the Atlassian Shares from which the New Atlassian Shares are derived. The relevant acquisition time of the New Atlassian Share is the time that the corresponding Atlassian Share was acquired.

Where the Australian New Atlassian Shareholder did not obtain roll-over relief, the first element of the cost base of the New Atlassian Share should be equal to the market value of the Atlassian Share exchanged as consideration. The relevant acquisition time of the New Atlassian Share is the time that it was acquired.

18.3	Taxation of dividends

The tax treatment of dividends paid to New Atlassian Shareholders who are Australian resident and domiciled is as follows:

•	an Australian New Atlassian Shareholder will be taxable on the gross dividend; and

•

to the extent that United States dividend withholding tax applies to the gross dividend, this may be available as a foreign income tax offset to the New Atlassian Shareholder, subject to the restriction in Division 770 of the ITAA 1997.

To the extent that an Australian corporate tax entity holds a total “participation interest” of at least 10% in New Atlassian, dividends may be non-assessable non-exempt income of that shareholder.

18.4	Other Australian Tax Considerations

The Australian “controlled foreign company” provisions subject Australian residents to tax on the profits of companies which are not Australian residents in which the Australian resident shareholders have certain interests and which are controlled by Australian persons, subject to certain “gateway” provisions and exemptions.

Australian resident New Atlassian Shareholders that will hold at least a 10% “attributable interest” in New Atlassian are advised to consult their own professional tax advisors as to the implications of these provisions.

18.5	Stamp Duty

No Australian state or territory stamp duty should be payable by Atlassian Shareholders on the cancellation of the Atlassian Shares or the allotment and the issue of New Atlassian Shares pursuant to the Scheme.

19.	Material Indian Tax Consequences of the U.S. Domestication

The cancellation of Atlassian Shares in exchange for New Atlassian Shares pursuant to the Scheme is expected to trigger capital gains tax for Indian Tax Resident Shareholders under the provisions of the Indian domestic tax laws (section 45 read with section 48 of the Income-tax Act, 1961). As a result, Indian Tax Resident Shareholders will recognize taxable capital gains and be required to discharge the tax liability thereon.

19.1	Indian Individual Tax Residents

Under the Indian domestic tax laws, capital gains on exchange of Atlassian Shares for New Atlassian Shares will be computed as the difference between the fair market value of New Atlassian Shares received and the original purchase price of the Atlassian Shares.

The calculated capital gains will be taxable at a rate of 20%. In addition, a surcharge tax will apply, at a rate that varies depending on the taxpayer’s income level. Finally, Indian cess tax will apply at the rate of 4% multiplied by the capital gains tax plus surcharge. If the Atlassian Shares were held for a period exceeding 24 months (long-term). Short-term capital gains (holding period of 24 months or less) will be taxable at individual applicable income threshold rates.

If the calculation results in a capital loss, the same can be offset against capital gains in the same financial year or carried forward for the succeeding eight financial years (to be set-off against specified capital gains based on certain conditions). Capital losses cannot be offset against any income other than capital gains.

19.2	Indian Corporate Tax Residents

Capital gains on exchange of Atlassian Shares for New Atlassian Shares will be computed as the difference between the fair market value of New Atlassian Shares received and the original purchase price of the Atlassian Shares.

The calculated capital gains will be taxable at a rate of 20%. In addition, a surcharge tax will apply, at a rate that varies depending on the taxpayer’s income level. Finally, Indian cess tax will apply at the rate of 4% multiplied by the capital gains tax plus surcharge. If the Atlassian Shares were held for a period exceeding 24 months (long-term). Short-term capital gains (holding period of 24 months or less) will be taxable at the ordinary corporate tax rate applicable for such Indian Corporate Tax Resident Shareholder.

If the calculation results in a capital loss, the same can be offset against capital gains in the same financial year or carried forward for the succeeding 8 financial years (to be set-off against specified capital gains based on conditions). Capital losses cannot be offset against any income other than capital gains.

Please consult your tax advisors as to the specific tax consequences to you of the Scheme.

HOLDERS OF ATLASSIAN SHARES OR, AFTER THE COMPLETION OF THE SCHEME, NEW ATLASSIAN SHARES, SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE INDIAN INCOME TAX CONSEQUENCES OF THE SCHEME AND THE OWNERSHIP AND DISPOSITION OF NEW ATLASSIAN SHARES TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF SUCH MATTERS ARISING UNDER THE INDIAN TAX LAWS OTHER THAN THOSE

PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-INDIAN TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

20.	Material Japanese Tax Consequences of the U.S. Domestication

The cancellation of Atlassian Shares in exchange for New Atlassian Shares pursuant to the Scheme is expected to trigger capital gain or loss tax for individual and corporate Japanese tax resident Shareholders (“Japanese Shareholders”) under Article 33 of Income Tax Law for individual shareholders and Article 61-2 of Corporate Income Tax Law for corporate shareholders.

As a result, Japanese Shareholders will recognize taxable capital gain or loss as calculated under Japanese tax law. For this purpose, the net capital gain or loss is determined as the difference between the consideration received, i.e., value of the New Atlassian Shares, and the acquisition cost of the Atlassian Shares.

20.1	Japanese Individual Tax Residents

The capital gain should be subject to income tax at a rate of 20.315% (national income tax of 15.315% and local income tax of 5%). In case of the capital loss, it can be utilized to offset against certain types of taxable income such as capital gains from other listed shares and dividend from the listed shares for the year. The loss can be carried forward for three years.

20.2	Japanese Corporate Tax Residents

The capital gain should be subject to income tax at an tax rate of approximately 30.62%, 33.58% or 34.59% depending on the status of the corporate shareholder as a large, medium or small size company and the local jurisdictions where the company operates. In case of a capital loss, the loss can be utilized to offset against all types of taxable income of the corporation for the fiscal year.

Atlassian shareholders are urged to consult their tax advisors as to the specific tax consequences to them of the Scheme.

HOLDERS OF ATLASSIAN SHARES OR, AFTER THE COMPLETION OF THE SCHEME, NEW ATLASSIAN SHARES, SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE JAPANESE FEDERAL INCOME TAX CONSEQUENCES OF THE SCHEME AND THE OWNERSHIP AND DISPOSITION OF NEW ATLASSIAN SHARES TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF SUCH MATTERS ARISING UNDER THE JAPANESE FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-JAPANESE TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

21.	Material Philippine Tax Consequences of the U.S. Domestication

The cancellation of Atlassian Shares in exchange for New Atlassian Shares pursuant to the Scheme is expected to trigger Philippine income tax on the net capital gain for Philippine tax resident Shareholders under Section 24(A) in relation to Section 39 of the Philippine National Internal Revenue Code of 1997, as amended (“Tax Code” or “Tax Law”).

The net capital gain or loss derived by the Philippine shareholders from the cancellation of Atlassian Shares in exchange for New Atlassian Shares shall form part of their income subject to the progressive income tax rate of 20% to 35% for individual shareholders, and income tax subject to 25% for corporate shareholders. For this purpose, the net capital gain or loss is determined as the difference between the consideration received, i.e., value of the New Atlassian Shares, and the acquisition cost of the Atlassian Shares.

Transfers of shares must be made at fair market value, otherwise, if the selling price is below FMV, the transfer may be considered as made for insufficient consideration which may attract donor’s tax (6%). A transfer made in the ordinary course of business, i.e., a transaction which is bona fide, at arm’s length and free from any donative intent, shall be considered as made for full consideration not subject to donor’s tax.

21.1	Philippine Individual Tax Residents

Philippine tax laws allow a reduction on the amount of gain subject to income tax if the shares were held for more than one year. The taxable gain or loss to be recognized on capital assets held by individuals for more than one year is only 50% of the said gain/loss. Otherwise, the gain/loss shall be recognized in full.

In addition to the above, in case the transaction results in a loss, the loss can be applied to the extent of other capital gains realized by the taxpayer during the taxable year. The net capital loss sustained, if any, may be carried over only to the succeeding taxable year as a deduction from any net capital gain.

21.2	Philippine Corporate Tax Residents

Capital losses by corporate shareholders may be applied to the extent of capital gains realized during the taxable year. However, corporations may not carry over net capital losses to succeeding periods.

Please consult your tax advisors as to the specific tax consequences to you of the Scheme.

HOLDERS OF ATLASSIAN SHARES OR, AFTER THE COMPLETION OF THE SCHEME, NEW ATLASSIAN SHARES, SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PHILIPPINE INCOME TAX CONSEQUENCES OF THE SCHEME AND THE OWNERSHIP AND DISPOSITION OF NEW ATLASSIAN SHARES TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF SUCH MATTERS ARISING UNDER THE PHILIPPINE TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-PHILIPPINE TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

22.	Material Canadian Tax Consequences of the U.S. Domestication

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada), as amended from time to time (the “Canadian Tax Act”), generally applicable to a Canadian Shareholder (as defined below) participating in the Scheme who purchased its Atlassian Shares directly. This summary does not apply to a Canadian Shareholder who acquired Atlassian Shares other than on a direct purchase, and such Canadian Shareholders should consult their own tax advisors.

This summary is applicable only to Canadian Shareholders who, for the purposes of the Canadian Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Atlassian Shares as capital property, deal at arm’s length with the Company, its affiliates, and its subsidiaries, and are not affiliated with the Company, its affiliates, or its subsidiaries (hereinafter referred to as “Canadian Shareholders”). Certain Canadian Shareholders whose Atlassian Shares might not otherwise be considered to be capital property may be entitled to have their Atlassian Shares deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Canadian Tax Act. This summary does not apply to Canadian Shareholders with respect to whom the Company is a foreign affiliate within the meaning of the Canadian Tax Act; or to a Canadian Shareholder who is a financial institution or a specified financial institution within the meaning of the Canadian Tax Act. All Canadian Shareholders should consult their own tax advisors as to whether, as a matter of fact, they hold their Atlassian Shares as capital property for the purposes of the Canadian Tax Act.

Moreover, each Canadian Shareholder’s particular tax and financial situation is different and therefore we recommend that you consult with your own tax advisor regularly to determine the consequences of taking or not taking any action concerning your Atlassian Shares in connection with the Scheme and to determine how the tax or other laws apply to your specific situation.

This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, and on an understanding of the administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date of this proxy statement. The summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), although there is no certainty that such proposals will be enacted in the form currently proposed, or at all. The summary does not otherwise take into account or anticipate any other changes in applicable law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations. No advance income tax ruling has been sought or obtained from the CRA to confirm the Canadian federal income tax consequences of any of the transactions described herein.

For the purposes of the Canadian Tax Act, all amounts relevant in computing the liability under the Canadian Tax Act of a Canadian Shareholder must be computed in Canadian currency. Amounts denominated in U.S. dollars, including proceeds of disposition and adjusted cost base, must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

A Canadian Shareholder who has its Atlassian Shares canceled and receives New Atlassian Shares under the Scheme will be considered to have disposed of such Atlassian Shares for the purposes of the Canadian Tax Act. On such disposition, the Canadian Shareholder will realize a capital gain (or a capital loss) in respect of the Atlassian Shares so disposed of to the extent that proceeds of disposition received or deemed to have been received by the Canadian Shareholder for such Atlassian Shares exceed (or are less than) the total of the adjusted cost base to the Canadian Shareholder of such Atlassian Shares and any reasonable costs of disposition. For this purpose, the proceeds of disposition will generally be equal to the Canadian dollar equivalent of the fair market value of the New Atlassian Shares at the time they are disposed of by the Canadian Shareholder.

One-half of any capital gain (the “taxable capital gain”) realized by a Canadian Shareholder on the cancellation of Atlassian Shares will be included in the Canadian Shareholder’s income for the year. One-half of any capital loss realized (the “allowable capital loss”) on the cancellation of Atlassian Shares may be deducted by the Canadian Shareholder against taxable capital gains realized by the Canadian Shareholder for the year. Any excess of allowable capital losses over taxable capital gains for the year of the exchange may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Canadian Tax Act.

Capital gains realized by a Canadian Shareholder that is an individual or a trust (other than certain trusts) may give rise to alternative minimum tax under the Canadian Tax Act. Taxable capital gains for an individual are subject to income tax at a rate between 20.05% and 54%, depending on the province in which the Canadian Shareholder resides.

Taxable capital gains for corporations are subject to income tax at a rate between 26.5% and 31%, depending on the province in which the Canadian Shareholder resides. A Canadian Shareholder that is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 10 2/3% on taxable capital gains.

If a Canadian Shareholder is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of its Atlassian Shares may be reduced by the amount of dividends received or deemed to have been received by it on such Atlassian Shares to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Atlassian Shares, or where a trust or partnership of which a corporation is a beneficiary or a member, is a member of a partnership or a beneficiary of a trust that owns any such Atlassian Shares.

Atlassian Shareholders are urged to consult their tax advisors as to the specific tax consequences of the Scheme.

HOLDERS OF ATLASSIAN SHARES OR, AFTER THE COMPLETION OF THE SCHEME, NEW ATLASSIAN SHARES, SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE SCHEME AND THE OWNERSHIP AND DISPOSITION OF NEW ATLASSIAN SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF SUCH MATTERS ARISING UNDER THE CANADIAN FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-CANADIAN TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

23.	Information Concerning New Atlassian

23.1	General and Corporate Structure

New Atlassian was incorporated under the DGCL on July 1, 2022. Its registered office is located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. New Atlassian was incorporated for the purpose of implementing the U.S. Domestication and will not carry on any active business prior to the U.S. Domestication, other than in connection with the U.S. Domestication and related matters. Following completion of the U.S. Domestication, New Atlassian and its subsidiaries will carry on the business currently carried on by Atlassian and its subsidiaries.

See the section titled “Structure of the U.S. Domestication” for the proposed structure of the Atlassian Group prior to and following the U.S. Domestication.

23.2	Description of New Atlassian Capital Stock

The following summary description of the New Atlassian capital stock is based on the intended provisions of each of New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect after the Scheme and the applicable provisions of the DGCL. This information may not be complete in all respects and is qualified entirely by reference to the provisions of the DGCL and the New Atlassian amended and restated certificate of incorporation and amended and restated bylaws, which will be substantially in the forms attached hereto as Appendix I and Appendix II, respectively. New Atlassian’s shares of common stock are intended to have substantially the same rights and obligations as the Atlassian ordinary shares of the corresponding class; however, as described in paragraph 23.3 of this Part VII, there are differences in Delaware law and English law that may cause these rights to differ.

23.2.1	General

New Atlassian’s capital stock will consist of 750,000,000 shares of Class A common stock, par value U.S.$0.00001 per share, 230,000,000 shares of Class B common stock, par value U.S.$0.00001 per share and 10,000,000 shares of preferred stock, par value U.S.$0.00001 per share.

23.2.2	Common Stock

New Atlassian will have two classes of authorized common stock: Class A common stock and Class B common stock.

Voting rights

New Atlassian Class A Common Shares will be entitled to one vote per share and New Atlassian Class B Common Shares will be entitled to ten votes per share. The holders of New Atlassian Class A Common Shares and the holders of New Atlassian Class B Common Shares will generally vote together as a single class on all matters submitted to a vote of New Atlassian stockholders, unless otherwise required by Delaware law or New Atlassian’s amended and restated certificate of incorporation. Delaware law could require either holders of New Atlassian Class A Common Shares or holders of New Atlassian Class B Common Shares to vote separately in the following circumstances:

•

if New Atlassian were to seek to amend its amended and restated certificate of incorporation to increase or decrease the par value of a class of its capital stock, then that class would be required to vote separately to approve the proposed amendment;

•	if New Atlassian were to seek to amend its amended and restated certificate of incorporation to increase or decrease the aggregate number of authorized New Atlassian Class B Common Shares; and

•

if New Atlassian were to seek to amend its amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of its capital stock in a manner that would affect its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Stockholders will not be entitled to cumulative voting for the election of directors. As a result, the holders of a majority of New Atlassian’s voting power will be able to elect all of the directors then standing for election. A holder of New Atlassian Class B Common Shares (together with its permitted transferees) will not be entitled to exercise voting rights in New Atlassian in excess of 49.9999%, unless the New Atlassian board of directors resolves otherwise.

Conversion rights

Each outstanding New Atlassian Class B Common Share will be convertible at any time at the option of the holder into one New Atlassian Class A Common Share. Each New Atlassian Class B Common Share will convert automatically into one New Atlassian Class A Common Share in the following circumstances:

•	upon the written consent of the holders of at least 66.66% of the total number of outstanding New Atlassian Class B Common Shares;

•

if the aggregate number of New Atlassian Class B Common Shares then outstanding comprises less than ten percent (10%) of the total number of New Atlassian Class A Common Shares and New Atlassian Class B Common Shares then outstanding; and

•	upon any transfer to a person that is not a permitted transferee described in New Atlassian’s amended and restated certificate of incorporation.

Once converted into New Atlassian Class A Common Shares, the New Atlassian Class B Common Shares may not be reissued.

Dividends

Any dividend or distribution paid or payable to the holders of New Atlassian Class A Common Shares and New Atlassian Class B Common Shares shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class A Common Shares and by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class B Common Shares, each voting separately as a class.

Liquidation

In the event of New Atlassian’s liquidation, dissolution, or winding-up, New Atlassian’s remaining assets legally available for distribution to stockholders shall be distributed ratably on a per share basis to the holders of New Atlassian Class A Common Shares and New Atlassian Class B Common Shares, unless disparate or different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class A Common Shares and by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class B Common Shares, each voting separately as a class. These provisions will also apply in the event of certain mergers, consolidations, business combination or other similar change in control transactions, unless the New Atlassian board of directors determines otherwise.

Subdivisions and combinations

If New Atlassian subdivides, combines or reclassifies outstanding New Atlassian Class A Common Shares or New Atlassian Class B Common Shares, then the outstanding shares of the other class will be subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the New Atlassian Class A Common Shares and the New Atlassian Class B Common Shares, unless different treatment of the shares of each such class is approved in advance by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class A Common Shares and by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class B Common Shares, each voting separately as a class.

No pre-emptive or similar rights

Holders of shares of New Atlassian common stock will not have pre-emptive, subscription, or redemption rights. There will be no redemption or sinking fund provisions applicable to New Atlassian’s common stock.

Fully paid and non-assessable

All of the outstanding New Atlassian Class A Common Shares and New Atlassian Class B Common Shares will be fully paid and non-assessable.

23.2.3	Preferred Stock

New Atlassian’s amended and restated certificate of incorporation will authorize the New Atlassian board of directors to issue preferred stock in one or more series from time to time and to determine the preferences, limitations and relative rights of any shares of preferred stock that it shall choose to issue, without vote or action by the stockholders. No preferred stock will be issued as part of the Scheme.

23.2.4	Annual Stockholder Meetings

New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will provide that annual stockholder meetings will be held at a date, place (if any) and time, as exclusively selected by the New Atlassian board of directors. To the extent permitted under applicable law, New Atlassian may, but is not obligated to, conduct meetings by remote communications, including by webcast.

23.2.5	Anti-Takeover Effects of Provisions of the New Atlassian Certificate of Incorporation and Bylaws and Delaware Law

The DGCL contains and New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may delay, defer, or discourage another party from acquiring control of New Atlassian. Atlassian expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Atlassian to first negotiate with New Atlassian’s board of directors, which Atlassian believes may result in an improvement of the terms of any such acquisition in favor of New Atlassian stockholders. However, they will also give New Atlassian’s board of directors the power to discourage acquisitions that some stockholders may favor. See paragraph 2.7 in Part VI (Risk Factors) of this proxy statement. These provisions will replace and substitute applicable English law and it cannot be predicted whether they will make an acquisition more or less likely compared to those provisions.

Delaware Anti-Takeover Statute

New Atlassian will be subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the voting power of a corporation’s voting stock and a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the New Atlassian board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the New Atlassian Class A Common Shares.

The New Atlassian board of directors intends to approve the issuance of New Atlassian Class B Common Shares to Messrs. Cannon-Brookes and Farquhar in connection with the U.S. Domestication for purposes of Section 203 of the DGCL. Accordingly, the restrictions set forth in Section 203 of the DGCL will not apply to transactions with Messrs. Cannon-Brookes and Farquhar.

Multi-Class Stock

As described above in the section titled “Common Stock—Voting rights”, New Atlassian’s amended and restated certificate of incorporation will provide for a multi-class common stock structure, pursuant to which holders of New Atlassian Class B Common Shares, including Messrs. Cannon-Brookes and Farquhar, will have the ability to control the outcome of matters requiring stockholder approval, even if such holders will own significantly less than a majority of the outstanding New Atlassian Class A Common Shares and New Atlassian Class B Common Shares, including the election of directors and significant corporate transactions, such as a merger or other sale of New Atlassian or its assets.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for the New Atlassian board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of New Atlassian. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of New Atlassian.

Stockholder Action and Special Stockholder Meetings

New Atlassian’s amended and restated certificate of incorporation will provide that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of its stockholders and may not be effected by any consent in writing by its stockholders. New Atlassian’s amended and restated certificate of incorporation will further provide that special meetings of its stockholders may be called only by a majority of New Atlassian’s board of directors, the Chairperson of the board of directors or one of New Atlassian’s Co-Chief Executive Officers thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of New Atlassian stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

New Atlassian’s amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before New Atlassian’s annual meeting of stockholders or to nominate candidates for election as directors at New Atlassian’s annual meeting of stockholders. New Atlassian’s amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude New Atlassian stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. Atlassian expects that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Atlassian.

Supermajority Requirements for Certain Amendments of New Atlassian’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain amendments to New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will require the approval of 66 2⁄3% of the outstanding voting power of New Atlassian’s capital stock.

Composition of the Board of Directors; Election and Removal of Directors; Filling Vacancies

The New Atlassian board of directors will fix the number of directors which will constitute the whole board. In any uncontested elections of directors, a director nominee for the New Atlassian board of directors will be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote at a meeting of the stockholders for the election of directors at which a quorum is present, voting together as a single class. An incumbent director who is nominated for an uncontested election and fails to receive a majority of the votes present and voting for such director’s re-election would be expected to tender their resignation to New Atlassian. The Nominating and Corporate Governance Committee of the New Atlassian board of directors (or any future committee the equivalent thereof) will make a recommendation to the New Atlassian board of directors on whether to accept or reject the resignation, or whether other action should be taken. The New Atlassian board of directors will act on the recommendation of such committee and will publicly disclose its decision within 90 days from the date of the certification of the election results. In a contested election, a plurality voting standard will apply to director elections. The directors of New Atlassian are elected until the expiration of the term for which they are elected and until their respective successors are duly elected and qualified.

The directors of New Atlassian may be removed only by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding voting stock. Furthermore, any vacancy on the New Atlassian board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by the sole remaining director, unless New Atlassian’s board of directors determines that such directorship or vacancy will be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of New Atlassian, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

The New Atlassian amended and restated certificate of incorporation and amended and restated bylaws will provide that, except for claims for which the U.S. federal courts have jurisdiction, unless New Atlassian consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action, suit or proceeding brought on New Atlassian’s behalf; any action, suit or proceeding asserting a breach of fiduciary duty; any action, suit or proceeding asserting a claim against New Atlassian arising pursuant to the DGCL, its amended and restated certificate of incorporation or amended and restated bylaws; or any action asserting a claim against New Atlassian that is governed by the internal affairs doctrine. Although the New Atlassian governing documents will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Limitations of Liability and Indemnification Matters

New Atlassian’s amended and restated certificate of incorporation will provide that its directors and officers will not be personally liable to New Atlassian or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended. The DGCL provides that the certificate of incorporation may not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to New Atlassian or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Certain amendments have been proposed to the DGCL that, if adopted, would permit similar exculpation of specified executive officers from liability for breach of fiduciary duty. In addition to the above list of exclusions, other than in respect of Section 174 of the DGCL (which applies to directors only), the proposed amendments to the DGCL would also prohibit the elimination or limitation of liability of officers for claims brought by or in the right of the corporation, including derivative claims.

New Atlassian’s amended and restated bylaws will provide that New Atlassian must indemnify its directors and officers to the fullest extent permitted by law. New Atlassian will also be required to advance certain expenses (including attorneys’ fees) to its directors and officers and is expressly authorized to carry directors’ and officers’ insurance providing indemnification for its directors and officers for some liabilities. Atlassian has entered into agreements to indemnify the Atlassian directors and executive officers and New Atlassian expects to enter into agreements to indemnify the New Atlassian directors and executive officers as determined by the New Atlassian board of directors. With specified exceptions, these agreements provide for indemnification for related expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding to the fullest extent permitted by applicable law. Atlassian believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. New Atlassian will also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in the New Atlassian amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against New Atlassian directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against New Atlassian directors and officers, even though an action, if successful, might benefit New Atlassian and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that New Atlassian pays the costs of settlement and damage.

Registration Rights

Certain holders of New Atlassian Class A Common Shares and New Atlassian Class B Common Shares will have rights, subject to certain conditions, to require New Atlassian to file registration statements covering their shares or to include their shares in registration statements that New Atlassian may file for itself or its shareholders. These registration rights are contained in a Registration Agreement dated July 2, 2010 between Atlassian and certain of its shareholders. The registration rights set forth in the Registration Agreement will expire with respect to certain shareholders, when such shareholder sells its shares or is able to sell all of its shares pursuant to Rule 144 of the U.S. Securities Act or a similar exemption during any 90-day period. New Atlassian will pay the registration expenses (other than underwriting discounts, selling commissions and share transfer taxes) of the holders of the shares registered pursuant to these registration rights. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

23.3	Summary of the Principal Differences Between the Rights of Atlassian Shareholders and New Atlassian Shareholders

Your rights as a shareholder of Atlassian and the powers of the Atlassian Board are governed by English law and Atlassian’s articles of association. As a result of the Scheme, you will become a stockholder of New Atlassian, and your rights and the powers of New Atlassian’s board of directors will be governed by Delaware law and New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of the Scheme.

Many of the principal attributes of Atlassian’s ordinary shares and New Atlassian’s shares of common stock will be substantially the same. However, there are differences between what your rights are under English law and what they will be after the Scheme under Delaware law. In addition, there are differences between Atlassian’s articles of association and New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect after the Scheme, especially as it relates to changes (i) that are required by Delaware law (i.e., certain provisions of the Atlassian articles of association were not replicated in the New Atlassian amended and restated certificate of incorporation and amended and restated bylaws because Delaware law would not permit such replication, and certain provisions were included in the New Atlassian amended and restated certificate of incorporation and amended and restated bylaws although they were not in the Atlassian articles of association because Delaware law requires such provisions to be included in the certificate of incorporation and bylaws of a Delaware corporation or to provide for provisions customarily provided in respect of publicly-traded Delaware corporations), or (ii) that are necessary in order to preserve the current rights of shareholders and powers of the board of directors of Atlassian following the Scheme.

The following discussion is a summary of material changes in your rights resulting from the Scheme. This summary does not cover all of the differences between English law and Delaware law affecting companies and their shareholders or all the differences between Atlassian’s articles of association and New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws. This summary is subject to and qualified in its entirety by the complete text of the relevant provisions of the Companies Act, the DGCL, Atlassian’s articles of association and New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect after the Scheme.

The forms of New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect immediately following the Scheme becoming effective are attached as Appendix I and Appendix II, respectively, to this proxy statement and are (or will be) available in electronic form for inspection on Atlassian’s website at www.atlassian.com until the conclusion of the General Meeting. Except where otherwise indicated, the discussion of New Atlassian below reflects New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws as those documents are expected to be in effect immediately following the Scheme becoming effective.

	Atlassian[1]	New Atlassian
Share Capital

The issued share capital of Atlassian consists of Class A ordinary shares of U.S.$0.10 each, Class B ordinary shares of U.S.$0.10 each and two Class B ordinary shares of U.S.$3.2828 each.

As at June 28, 2022 (the latest practicable date prior to the date of this proxy statement), Atlassian had 144,891,749 Class A ordinary shares of U.S.$0.10 each in issue, 110,035,647 Class B ordinary shares of U.S.$0.10 each in issue and 2 Class B ordinary shares of U.S.$3.2828 each in issue.

New Atlassian’s amended and restated certificate of incorporation will authorize 990,000,000 shares of capital stock consisting of (a) 750,000,000 shares of Class A common stock, par value U.S.$0.00001 per share, (b) 230,000,000 shares of Class B common stock, par value U.S.$0.00001 per share, and (c) 10,000,000 shares of undesignated preferred stock, par value U.S.$0.00001 per share.

New Atlassian Class A Common Shares and New Atlassian Class B Common Shares will be issued in the Scheme. Holders of common stock and preferred stock will be entitled to all of the respective rights and obligations provided to stockholders under the DGCL, New Atlassian’s amended and restated certificate of incorporation and New Atlassian’s amended and restated bylaws.

Ability to Issue Stock with Preferential Rights

Subject to any special rights attaching to shares already in issue, Atlassian’s shares may be issued with or have attached to them any preferred, deferred or other rights or restrictions, whether in relation to dividends, returns of capital, voting or otherwise, as Atlassian may resolve by ordinary resolution of the shareholders or decision of the Atlassian board of directors. Atlassian currently has only issued ordinary shares.

Under English law, an “ordinary resolution” is passed if it is

New Atlassian’s amended and restated certificate of incorporation will authorize its board of directors to issue shares of preferred stock in one or more series without stockholder approval, unless required by law or by any stock exchange, and to determine the rights, preferences, powers, privileges, designations and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock. New Atlassian’s board of directors

[1]

Certain of the rights as set out in this table are as a matter of UK company law exercisable only by the legally registered shareholders of record and not the beneficial holders. An investor holding shares through the DTC system or the Computershare Depositary would therefore need to become a Shareholder of Record in order to exercise such rights.

	Atlassian[1]	New Atlassian

approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person, by proxy or by duly appointed corporate representative) and entitled to vote at the meeting. A “special resolution” requires the affirmative vote of not less than 75% of the votes cast by shareholders present (in person, by proxy or by duly appointed corporate representative), and entitled to vote at the meeting.

will be entitled, without New Atlassian stockholder approval, to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock.
Issue of New Shares

Under the Companies Act, the directors of a company must not exercise any power to allot shares or grant rights to subscribe for, or to convert any security into, shares unless they are authorized to do so by the company’s articles of association or by an ordinary resolution of the shareholders. Any authorization given must state the maximum amount of shares that may be allotted under it and specify the date on which it will expire, which must be not more than five years from the date the authorization was given. The authority can be renewed by a further resolution of the shareholders. Atlassian’s articles of association adopted on 6 December 2016 provided for such authority to allot shares and grant rights up to an aggregate nominal amount of U.S.$500 million for a period of five years from the date of adoption of such articles. This authority was renewed via a special resolution passed on 5 December 2017, valid for a period of five years from the date of such special resolution (i.e., the authority will expire on 5 December 2022).

The board of directors of New Atlassian will have the authority, without New Atlassian stockholder approval except as required by law or stock exchange rules, to approve the issuance of shares of its capital stock up to the amount authorized but unissued in New Atlassian’s amended and restated certificate of incorporation. Under Delaware law, the directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the company or any combination thereof.

	Atlassian[1]	New Atlassian
Voting Rights

Under Atlassian’s articles of association, the holders of Atlassian Class A Ordinary Shares and Atlassian Class B Ordinary Shares are entitled to vote at general meetings of shareholders. Each Class A ordinary shareholder is entitled (a) on a show of hands, to one vote; and (b) on a poll, to one vote for each Class A ordinary share held. The holders of Class B ordinary shares have preferential voting rights on a vote taken by way of a poll. Each Atlassian Class B ordinary shareholder is entitled (a) on a show of hands, to one vote; and (b) on a poll, to ten votes for each Atlassian Class B Ordinary Share held. The holders of Atlassian Class A Ordinary Shares and the holders of Atlassian Class B Ordinary Shares will generally vote together as a single class on all matters submitted to a vote of Atlassian shareholders, unless otherwise required by the Companies Act or Atlassian’s articles of association. Atlassian’s articles of association require that, for so long as any shares are held in a settlement system operated by DTC, any resolution put to the vote of a general meeting of shareholders must be decided on a poll. Under English law and Atlassian’s articles of association, if no shares are held in DTC, unless a poll is demanded by the shareholders of a company or is required by the chairperson of the meeting or a majority of directors present at the meeting, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act and

Under New Atlassian’s amended and restated certificate of incorporation, New Atlassian Class A Common Shares are entitled to one vote per share and New Atlassian Class B Common Shares are entitled to ten votes per share, each as of the applicable record date for determining stockholders entitled to vote. The holders of New Atlassian Class A Common Shares and the holders of New Atlassian Class B Common Shares will generally vote together as a single class on all matters submitted to a vote of New Atlassian stockholders, unless otherwise required by Delaware law or New Atlassian’s amended and restated certificate of incorporation. New Atlassian’s amended and restated bylaws will provide that any matter brought before any duly called meeting of the New Atlassian stockholders at which a quorum is present (except for the election of directors), shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

	Atlassian[1]	New Atlassian

Atlassian’s articles of association, a poll may be demanded by (a) the chairperson of the meeting, (b) a majority of directors present at the meeting, (c) not fewer than five shareholders having the right to vote at the meeting, (d) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote at the meeting, or (e) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right.

Variation of Class Rights

Atlassian’s articles of association provide that rights attached to a class of shares may be varied (a) in such manner (if any) as may be provided by those rights, or (b) in the absence of any such provision, with the consent in writing from the holders of at least 75% in nominal value of the issued shares of that class (excluding any shares held as treasury shares), or a special resolution passed at a separate meeting of the holders of that class sanctioning the variation.

The Companies Act provides that the quorum for a variation of class rights meeting is not less than two persons present holding or representing by proxy at least one-third in nominal value of the issued shares of that class (excluding any shares held as treasury shares).

Under Delaware law, the holders of outstanding shares of a class of capital stock will be entitled to vote separately as a class in connection with a proposed amendment to a corporation’s certificate of incorporation, whether or not such class is entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

The number of authorized shares of any class or classes of stock may, however, be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the capital stock of the corporation entitled to

Atlassian[1]	New Atlassian

Following a variation of class rights, shareholders holding not less than 15% of the issued shares of the class in question who did not approve the variation may apply to court to have the variation cancelled. Any application must be made within 21 days of the variation. The court may cancel the variation if it is satisfied having regard to all the circumstances of the case that the variation would unfairly prejudice the shareholders of the class represented by the applicant.

vote, if so provided in the original certificate of incorporation, in any amendment thereto which created such class or classes of stock or which was adopted prior to the issuance of any shares of such class or classes of stock, or in any amendment thereto which was authorized by a resolution or resolutions adopted by the affirmative vote of the holders of a majority of such class or classes of stock.

Under New Atlassian’s amended and restated certificate of incorporation, the number of authorized New Atlassian Class A Common Shares may be increased or decreased (but not below the number of shares thereof then outstanding and the number of shares of common stock required to be reserved to effectuate the conversion of shares of preferred stock or New Atlassian Class B Common Shares into New Atlassian Class A Common Shares) by the affirmative vote of the holders of a majority in voting power of the outstanding capital stock of New Atlassian entitled to vote.

New Atlassian’s amended and restated certificate of incorporation will also provide that any amendments to New Atlassian’s amended and restated certificate of incorporation (a) varying the rights, powers, preferences or privileges of the New Atlassian Class A Common Shares or the New Atlassian Class B Common Shares, (b) increasing the number of votes per share

	Atlassian[1]	New Atlassian

that the other class of common stock is entitled or providing for any rights to a separate class vote of the holders of the shares of the other class of common stock other than as provided by the amended and restated certificate of incorporation or required by Delaware law or (c) otherwise adversely impacting the rights, powers, preferences or privileges of one class of common stock in a disparate manner from the other class of common stock will require the affirmative vote of the holders of at least a majority of the outstanding shares of the affected class or classes of common stock, each voting as a separate class.

Alteration of Capital

Under its articles of association, Atlassian may, by ordinary resolution of its shareholders, consolidate and divide or sub-divide all or any of its share capital, and determine that, as between the shares resulting from any sub-division, any of them may have any preference or advantage as compared with the others.

Under New Atlassian’s amended and restated certificate of incorporation, if New Atlassian subdivides or combines in any manner outstanding New Atlassian Class A Common Shares or New Atlassian Class B Common Shares, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class A Common

Shares and by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class B Common Shares, each voting separately as a class.

	Atlassian[1]	New Atlassian
Dividends

Under English law, before a company can lawfully make a distribution, it must ensure that it has sufficient distributable reserves. A company’s distributable reserves are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

In addition to having sufficient distributable reserves, a public company will not be permitted to make a distribution if, at the time, the amount of its net assets (that is, the aggregate of the company’s assets less the aggregate of its liabilities) is less than the aggregate of its issued and called-up share capital and undistributable reserves, or if the distribution would result in the amount of its net assets being less than that aggregate.

Under Atlassian’s articles of association, the directors of Atlassian may pay interim and final dividends in accordance with the respective rights and restrictions attached to any share or class of share, if it appears to them that they are justified by the profits available for distribution. Unless otherwise provided by Atlassian’s articles of association or the rights attaching to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, and apportioned and paid

Under New Atlassian’s amended and restated certificate of incorporation and the DGCL, New Atlassian stockholders will be entitled to receive dividends if, as and when declared by the New Atlassian board of directors, subject to the rights of any preferred stockholders then outstanding.

Under Delaware law, provided New Atlassian is solvent, the New Atlassian board of directors may declare and pay a dividend to New Atlassian stockholders out of the company’s surplus (that is, the amount by which the company’s total assets exceed its total liabilities less the company’s paid in capital) or, if there is no surplus and subject to certain limitations set forth in the DGCL, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both. A dividend may be paid in cash, in shares of New Atlassian capital stock or in other property.

Under New Atlassian’s amended and restated certificate of incorporation, any dividend or distribution paid or payable to the holders of New Atlassian Class A Common Shares and New Atlassian Class B Common Shares shall be paid on an equal priority, pari passu, per share basis, when, as and if declared by the board of directors, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority

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proportionally to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The directors may offer to Atlassian shareholders the right to elect to receive an allotment of new shares of the same class credited as fully paid, instead of cash, in respect of the whole (or some part, to be determined by the directors) of any dividend. The directors may also direct payment of a dividend wholly or partly by the distribution of specific assets. Under Atlassian’s articles of association, any dividend declared by the company will be paid on the Atlassian Class A Ordinary Shares and the Atlassian Class B Ordinary Shares pari passu as if they were shares of the same class.

of the outstanding New Atlassian Class A Common Shares and by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class B Common Shares, each voting separately as a class.

Number of Directors

Under the Companies Act, a private company must have at least one director and a public company (like Atlassian) must have at least two directors. The number of directors may be fixed by or in the manner provided in a company’s articles of association.

Under Atlassian’s articles of association, unless and until otherwise determined by a majority of the directors, Atlassian may not have less than five nor more than 13 directors on its board of directors.

Under Delaware law, a corporation must have at least one director, and the number of directors shall be fixed by or in the manner provided in the bylaws, unless specified in the certificate of incorporation.

Under New Atlassian’s amended and restated certificate of incorporation, the number of directors shall be established from time to time by its board of directors.

Election of Directors; Classification of the Board of Directors

Under Atlassian’s articles of association, directors may be appointed by a majority of Atlassian’s directors or may be appointed or reappointed by an ordinary resolution of the shareholders with the recommendation of the

New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will provide that directors are elected at the annual meeting of stockholders or at a special meeting called for such purpose and hold

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directors. In general, resolutions to appoint directors of Atlassian must be put to Atlassian shareholders on the basis of one resolution for each nominated director. A resolution including more than one director may be presented to be voted upon at a general meeting only if the shareholders have first unanimously approved so doing. While English law permits a company to provide for terms of different length for its directors, Atlassian’s articles of association do not provide for any such differentiation.

The Atlassian articles of association provide that directors shall, if the board of directors so determines, stand for re-election at each annual general meeting of the company, except any director appointed by the board of directors after the notice of that annual general meeting has been given and before the annual general meeting. If a director stands for re-election at an annual general meeting and is not reappointed or deemed to have been reappointed, such director shall retain office until the meeting elects someone in their place, or, if it does not do so, until the close of the meeting.

office until the annual meeting for the year in which such director’s term expires and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Under New Atlassian’s amended and restated bylaws, directors will be elected by an affirmative majority of votes cast represented and entitled to vote at a meeting of stockholders for the election of directors; however, in contested elections (i.e., where the number of nominees for election to the board of directors exceeds the number of directors to be elected), directors will be elected by a plurality of votes cast. New Atlassian stockholders will not be entitled to cumulative voting for the election of directors. As a result, the holders of a majority of New Atlassian’s voting power can elect all of the directors then standing for election.

Removal of Directors

Under the Companies Act, shareholders may remove a director with or without cause by an ordinary resolution passed at a meeting irrespective of any provisions of any service contract the director has with the company, provided notice of the intention to move the resolution has been given to the company at least 28 clear days before the

New Atlassian’s amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to elect directors, directors may be removed from office at any time by the affirmative vote of the holders of at least a majority of the combined voting power of the issued and outstanding New Atlassian

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meeting at which it is moved. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed such as allowing the director to make representations against their removal in writing and at the meeting.

Under Atlassian’s articles of association, a director may also be removed with the approval of all of the other directors and a person would cease to be a director as the result of certain other circumstances as set out in the articles of association, including resignation, by law and continuous non-attendance at board of director meetings. Directors are not subject to retirement at a specified age limit.

capital stock entitled to vote generally in the election of directors, voting as a single class.
Vacancies on the Board of Directors

Under Atlassian’s articles of association, a majority of Atlassian’s directors may appoint a person to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors.

Under New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws, subject to the rights of any preferred stockholders, vacancies and newly created directorships may be filled only by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director, unless the board of directors determines that such vacancies shall be filled by the stockholders.

Annual General Meeting	Under the Companies Act, a public company must hold an annual general meeting each year. This meeting must be held within six months of the company’s accounting reference date.

Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders shall be held for the election of directors and any other proper business.

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Atlassian’s annual general meeting is convened whenever and wherever the board of directors sees fit, subject to the requirements of the Companies Act.

See “Shareholder Proposals and Shareholder Nominations of Directors” below in relation to the circumstances in which Atlassian shareholders may demand that a resolution be voted on at an annual general meeting.

Under Delaware law and New Atlassian’s amended and restated bylaws, the annual meeting of stockholders shall be held at such place, if any, on such date and at such time as may be designated from time to time by the board of directors.

Special General Meeting

Under the Companies Act, a general meeting of the shareholders of Atlassian may be called by a majority of the directors. Under Atlassian’s articles of association, Atlassian’s chairperson of the board of directors and either of its co-chief executive officers may also call a general meeting.

Under the Companies Act, shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any shares held as treasury shares) can also require the directors to call a general meeting and may include the text of a resolution that may be properly put to that meeting.

The directors must call the meeting within 21 days from the date on which they become subject to the requirement and such meeting must be held on a date not more than 28 days after the date of the notice convening the meeting. If the directors do not call the meeting within 21 days, the Atlassian shareholders who requested the meeting, or any of them representing more than one half of the total voting

Under New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws, subject to the rights of any preferred stockholders, special meetings of the stockholders may only be called by or at the direction of the board of directors, the chairperson of the board of directors or a Chief Executive Officer of New Atlassian.

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rights of all of them, may themselves call a general meeting. The meeting must be called for a date not more than three months after the date on which the directors became subject to the requirement to call a meeting. Any reasonable expenses incurred by the Atlassian shareholders requesting the meeting by reason of the failure of the directors to call a meeting must be reimbursed by Atlassian.

Notice of General Meetings

Under the Companies Act, 21 clear days’ notice must be given for an annual general meeting and the notice must include details of any resolutions to be proposed at the meeting. At least 14 clear days’ notice is required for any other general meeting. “Clear days” notice means calendar days and excludes the date of mailing, the date of receipt or deemed receipt of the notice and the date of the meeting itself. Shareholders may consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law and New Atlassian’s amended and restated bylaws, with certain limited exceptions under Delaware law, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting and shall specify the place, if any, or means of remote communication, date, hour and, in the case of a special meeting, the purpose or purposes of the meeting.

Quorum of Shareholders	Atlassian’s articles of association provide that two persons entitled to vote on the business to be transacted, each being a member or a proxy for a member or a corporate representative (including two

New Atlassian’s amended and restated bylaws will provide that the holders of a majority in voting power of the New Atlassian capital stock issued and outstanding and entitled to vote thereat, present in person,

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persons who are proxies or corporate representatives of the same member) shall constitute a quorum.

If a quorum is not present within half an hour after the time appointed for holding the meeting or if during the meeting a quorum ceases to be present, the meeting shall be adjourned in accordance with the articles of association.

or by remote communication, if applicable, or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. Where a separate class vote is required, the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of such class will constitute a quorum. If, however, a quorum shall not be present or represented at any meeting of the stockholders, a majority in voting power of the stockholders entitled to vote thereat, present in person, or by remote communication, if applicable, or represented by proxy, or the person presiding over the meeting shall have power to recess the meeting or adjourn the meeting until a quorum shall be present or represented.

Proxy	Under the Companies Act and Atlassian’s articles of association, a shareholder may designate another person to attend, speak and vote at a meeting of shareholders on their behalf by proxy.

Under Delaware law, at any meeting of stockholders, a stockholder or such stockholder’s authorized officer, director, employee or agent may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Action by Written Consent	Under English law, shareholders of a public company such as Atlassian are not permitted to pass resolutions by written consent.

Under Delaware law, unless otherwise provided in the certificate of incorporation, stockholders may take any action which may be taken at a stockholders’ meeting without a meeting if a consent setting forth the action so taken is signed by stockholders holding not less than the minimum number of votes that would be

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required to authorize or take that action at a meeting at which all stockholders entitled to vote were present and voted.

New Atlassian’s amended and restated certificate of incorporation will provide, however, that any action required or permitted to be taken by New Atlassian stockholders must be effected at a duly called annual or special meeting and shall not be taken by written consent unless otherwise provided in the amended and restated certificate of incorporation and subject to the rights of any preferred stockholders.

Shareholder Proposals and Shareholder Nominations of Directors

Under the Companies Act, Atlassian shareholders may demand that a resolution be voted on at an annual general meeting if the demand is made (a) by shareholders holding at least 5% of the total voting power of shares having a right to vote on the resolution (excluding any shares held as treasury shares), or (b) by at least 100 shareholders holding shares having a right to vote on the resolution and on which there has been paid up an average sum per shareholder of at least £100. The shareholders’ demand must be received by the company at least six weeks before the annual general meeting to which it relates (or if later, the time at which notice is given of that meeting).

Under the Companies Act, shareholders also have the right to call general meetings and may propose the text of a resolution to be proposed at

New Atlassian’s amended and restated bylaws will provide that a stockholder wishing to nominate a director for election to the New Atlassian board of directors or propose other business to be considered at the annual meeting must provide written notice (in proper form) to the secretary not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the immediately preceding annual meeting of stockholders; provided that, in the case of the first annual meeting, the date of the preceding year’s annual meeting shall be deemed to be December 1, 2022, provided further, however, that in the event that the annual meeting is called for a date that is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder must be so

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that general meeting. See “General Meeting” above.

Under Atlassian’s articles of association, a shareholder wishing to propose a person for appointment or reappointment as a director must deliver notice to Atlassian not less than 14 nor more than 35 days before the applicable general meeting, stating the particulars that would be required to be included in Atlassian’s register of directors if such person were appointed or reappointed, together with a signed notice from such person indicating their willingness to serve as a director.

received not later than the close of business on the ninetieth (90th) day prior to such annual meeting or, if later, the close of business on the tenth (10th) day following the day on which public announcement of the date of the annual meeting was first made by the corporation.

A New Atlassian stockholder wishing to nominate a director for election to the New Atlassian board of directors at a special meeting of stockholders must give written notice (in proper form) to the secretary not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting nor later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such special meeting.

The adjournment, rescheduling or postponement of an annual or special meeting of stockholders or an announcement thereof will not commence a new time period for the giving of a stockholder’s notice as described above.

To be in proper form, the notice of nomination or business to be brought before the meeting must set forth:

(a) in the case of a notice of nomination, as to each person

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whom the stockholder proposes to nominate for election as a director: (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (iii) a description of any direct or indirect material interest in any material contract or agreement between or among the stockholder and the nominee and (iv) a completed and signed questionnaire, representation and agreement to be required by New Atlassian’s amended and restated bylaws, among other things;

(b) as to any other business that the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting, (ii) the text of the proposal or business, (iii) the reasons for conducting such business at the annual meeting, (iv) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and (v) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be

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brought before the meeting pursuant to Section 14(a) of the Exchange Act; and

(c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made: (i) the name and address of such stockholder, including as they appear on New Atlassian’s books, and of such beneficial owner, (ii) the number of shares of each class or series of New Atlassian capital stock which are directly or indirectly owned beneficially and of record by such stockholder, including any derivative securities, such beneficial owner as of the date of the notice, and any rights to dividends that are separated or separable from the underlying shares of New Atlassian, (iii) a description of any material pending or threatened legal proceeding in which such stockholder or beneficial owner is a party or material participant involving New Atlassian, its officers, directors or affiliates, (iv) a description of any material relationship between such stockholder or such beneficial owner and New Atlassian or its affiliates, (v) any direct or indirect material interest in any material contract or agreement between such stockholder or beneficial owner and New Atlassian or its affiliates, (vi) a representation that such stockholder intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of New Atlassian’s outstanding capital stock required to approve or

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adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal, and (vii) any other information relating to such stockholder or beneficial owner that would be required to be disclosed in a proxy statement or other filing required to be made with the SEC in connection with the solicitation of proxies.

To be in proper form, the notice of other business (other than a nomination) is satisfied if the stockholder has notified New Atlassian of their or its intention to present a proposal at an annual meeting in compliance with rules and regulations under the U.S. Exchange Act, and such proposal has been included in New Atlassian’s proxy statement for the annual meeting. See “Shareholder Ability to Require

Circulation of Written Statement / Proxy Access” below.

Shareholder Ability to Require Circulation of Written Statement / Proxy Access

Under the Companies Act, Atlassian shareholders may demand that Atlassian circulate to all shareholders a written statement of not more than 1,000 words with respect to a proposed resolution or other business to be dealt with at a meeting of the Atlassian shareholders if the demand is made by (a) shareholders holding at least 5% of the total voting rights of Atlassian, or (b) at least 100 shareholders who have the relevant right to vote and hold shares on which there has been paid up an average sum per shareholder of at least £100.

Pursuant to Rule 14a-8 under the U.S. Exchange Act, subject to compliance with certain eligibility and procedural requirements, New Atlassian stockholders will be entitled to request to include a proposal in the proxy statement and on the proxy card delivered in connection with an annual or special meeting of New Atlassian stockholders. A stockholder will be eligible to submit a proposal under Rule 14a-8 if the stockholder provides, in a written statement, (a) proof that such stockholder has continuously held at least (i) U.S.$2,000 of New Atlassian securities entitled to vote on the

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proposal for at least three years, (ii) U.S.$15,000 of New Atlassian securities entitled to vote on the proposal for at least two years, or (iii) U.S.$25,000 of New Atlassian securities entitled to vote on the proposal for at least one year, and in each case intends to continue to hold such securities through the date of the meeting, and (b) confirmation that such stockholder is able to meet with New Atlassian no less than 10 calendar days and no more than 30 calendar days after submission of the proposal. A stockholder is limited to one proposal for a particular stockholders’ meeting. Rule 14a-8 permits a company to exclude a shareholder proposal from its proxy statement if the proposal fails to meet any of several specified procedural or substantive requirements, or if the stockholder does not satisfy the foregoing eligibility or procedural requirements, upon submission of its reasons for exclusion to the SEC and receipt of a no-action letter from the SEC.

Amendments to Articles of Association / Certificate of Incorporation and Bylaws

Under the Companies Act, subject to certain limited exceptions (including compliance with the procedures for varying class rights described above, if applicable), Atlassian’s articles of association may generally be amended by a special resolution of the Atlassian shareholders.

New Atlassian’s amended and restated certificate of incorporation will provide that New Atlassian may amend, alter, change or repeal any provision in New Atlassian’s amended and restated certificate of incorporation in the manner provided in the DGCL; provided, however, that amendments to the provisions relating to (a) the rights, powers, privileges and restrictions of the capital stock of New Atlassian; (b) the election, removal, powers,

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liabilities and indemnification of the Atlassian directors; (c) general and special meetings of the stockholders; and (d) amendments to the amended and restated certificate of incorporation, will require the affirmative vote of the holders of at least 66.66% of the total voting power of the shares entitled to vote thereon, voting as a single class.

Certain amendments to the rights, preferences, privileges and powers of the New Atlassian Class A Common Shares and New Atlassian Class B Common Shares will require the affirmative vote of at least a majority of the outstanding shares of the affected class of common stock, voting as a separate class. See “Variation of Class Rights” above.

New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors has the power to adopt, amend or repeal New Atlassian’s amended and restated bylaws. New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will provide that New Atlassian’s amended and restated bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least 2/3 of the total voting power of the shares entitled to vote in connection with the election of directors of New Atlassian, voting as a single class.

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Liabilities of Directors and Officers

Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•   any breach of the director’s duty of loyalty to the corporation or its stockholders;

•   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   wilful or negligent payment of unlawful dividends or stock purchases or redemptions; or

•   any transaction from which the director derived an improper personal benefit.

Certain amendments have been proposed to the DGCL that, if adopted, would permit similar exculpation of specified executive officers from liability for breach of fiduciary duty, except that elimination or limitation of liability would also not be permitted for claims brought by or in the right of the corporation, including derivative claims.

New Atlassian’s amended and restated certificate of incorporation will provide that a director or officer, as applicable, of New Atlassian and, subject to the adoption of proposed amendments to the

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DGCL, an officer of New Atlassian will not be personally liable to New Atlassian or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, subject to the limitations set forth above.

Indemnification of Directors and Officers

Under the Companies Act, any provision (whether in the company’s articles of association or in any contract with the company or otherwise) by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which they are a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability, other than specified excluded liabilities, incurred by the director to a person other than the company or an associated company); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Under Atlassian’s articles of association, subject to the foregoing restrictions, Atlassian may indemnify each of Atlassian’s directors and directors of associated companies against all liabilities incurred by them in relation to

Delaware law generally provides that a corporation may indemnify any officer, director, employee or agent who was or is made a party or is threatened to be made a party to any third party suit or proceeding on account of being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action if the officer, director, employee or agent:

•   acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and

•   in a criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Under Delaware law, a corporation may also pay the expenses (including attorneys’ fee) incurred by officers and directors in defending against lawsuits or proceedings in advance, provided that such director or officer undertakes to repay any advanced funds if indemnification is ultimately

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the company or any associated company. Atlassian has entered into separate deeds of indemnity with its directors indemnifying them to the extent permitted by law. Pursuant to these deeds of indemnity Atlassian may also provide reasonable funds to meet expenditure incurred or to be incurred by a director in defending any claim, provided that these funds shall be repaid by the director in certain circumstances.

determined not to be permissible.

Additionally, under Delaware law, a corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity.

New Atlassian’s amended and restated bylaws will generally provide mandatory indemnification and advancement of expenses to directors and officers to the fullest extent permitted by Delaware law. New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will provide that New Atlassian may provide rights of indemnification and advancement to its employees and agents.

New Atlassian’s amended and restated bylaws also provide that, except for proceedings to enforce rights to indemnification, New Atlassian shall not be obligated to indemnify any director or officer or advance expenses in connection with a proceeding initiated by such person unless such proceeding was authorized by the board of directors.

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Standard of Conduct for Directors

Under English law, a director of Atlassian owes various statutory and fiduciary duties to the company, including:

•   to act in the way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•   to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•   to act in accordance with the company’s constitution and only exercise their powers for the purposes for which they are conferred;

•   to exercise independent judgment;

•   to exercise reasonable care, skill and diligence;

•   not to accept benefits from a third party conferred by reason of their being a director or doing, or not doing, anything as a director; and

•   to declare any interest that they have, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, in good faith, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the corporation and its stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in good faith and in the honest belief that the action taken and decisions made are in the best interests of the corporation and its stockholders. The director must not use their corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of directors are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its stockholders. However, this presumption may be rebutted by evidence of a

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breach of one of the fiduciary duties or in the event of a conflict of interest. Delaware courts have also imposed a heightened standard of review upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Under Delaware law, in certain circumstances controlling stockholders also owe fiduciary duties to the other stockholders in their capacity as such.

Interested Transactions

The Companies Act contains certain provisions relating to transactions between the company and a director of the company or its holding company or a person connected with such director, including transactions involving the acquisition of substantial non-cash assets from a director or the sale of substantial non-cash assets to a director, and loans, quasi-loans and credit transactions. If such transactions meet certain thresholds set out within the Companies Act the approval of shareholders by ordinary resolution will be required.

Under Atlassian’s articles of association, provided that a director has disclosed to the

Under Delaware law, a contract or transaction between the company and one or more of its directors or officers, or between the company and any other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall not be void solely for this reason, or solely because the director or officer participates in the meeting of the board of directors which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:

•   the material facts as to the director’s or officer’s relationship or interest and as to the contract or

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other directors the nature and extent of any material interest of such director, a director notwithstanding their office may:

•   be a party to, or otherwise interested in, any transaction or arrangement with Atlassian or in which Atlassian is otherwise interested and may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, any entity in which Atlassian is interested;

•   be counted in determining whether or not a quorum is present at any meeting of directors considering that transaction or arrangement or proposed transaction or arrangement;

•   vote in respect of, or in respect of any matter arising out of, the transaction or arrangement or proposed transaction or arrangement; and

•   sign or countersign any document relating to the transaction or arrangement or proposed transaction or arrangement.

An Atlassian director shall not, by reason of their office as a director, be accountable to Atlassian for any benefit which they derive from any interest or transaction are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

•   the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

•   the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Atlassian[1]	New Atlassian

position referred to above and no transaction or arrangement shall be liable to be avoided on the ground of any interest, office, employment or position referred to above.

The Atlassian directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorization) authorize, to the fullest extent permitted by law: (a) any matter which would otherwise result in a director infringing their duty to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with Atlassian’s interests and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and (b) a director to accept or continue in any office, employment or position in addition to their office as a director and, may authorize the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that the authorization is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director, and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

	Atlassian[1]	New Atlassian
Mergers, Consolidations and Other Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors present and voting, either in person or by proxy; and

•   the approval of the court.

Once approved, sanctioned and effective, all shareholders and creditors of the relevant class and the company are bound by the terms of the scheme.

Under the Companies Act, if a takeover offer (as defined in section 974 of the Companies Act) is made for the shares of a company and the offeror were to acquire, or unconditionally contract to acquire, not less than 90% in value of the shares to which the takeover offer relates (the “Takeover Offer Shares”); and where those shares are voting shares, not less than 90% of the voting

Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the approval of the corporation’s board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

Additionally, Section 253 of the DGCL permits a corporation to merge with a subsidiary corporation without a vote of stockholders of the subsidiary if the parent owns 90% or more of the outstanding shares of each class of the subsidiary’s stock that would otherwise be entitled to vote on the merger.

Subject to a number of requirements (including a requirement that the corporation have a class or series of stock that is listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the merger agreement by the corporation), Section 251(h) of the DGCL permits merger agreements to contain a provision eliminating the need for a stockholder vote for a second-step merger following consummation of a tender or exchange offer for all of the outstanding stock of a corporation on the terms provided in such merger agreement and the stock accepted for purchase or

Atlassian[1]	New Atlassian

rights attached to the Takeover Offer Shares, the offeror could acquire compulsorily the remaining 10% within three months of the last day on which its offer can be accepted. The consideration offered to the shareholders whose Takeover Offer Shares are acquired compulsorily under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

A minority shareholder is also entitled in these circumstances to require the offeror to acquire such shareholder’s shares on the terms of the offer.

A shareholder may object to the compulsory acquisition of such shareholder’s shares or the proposed terms of such acquisition by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate.

Under Atlassian’s articles of association, unless otherwise determined by the Atlassian board of directors, a sale or transfer of all or substantially all of Atlassian’s assets, or a merger or consolidation of Atlassian with another entity or a sale, transfer or issuance of shares of Atlassian resulting in Atlassian shareholders ceasing to possess the voting power to elect a majority of the exchange prior to expiration of such offer (together with certain other shares as provided under Section 251(h) of the DGCL) equals at least such percentage of shares, and of each class or series of stock of the corporation, that, absent

Section 251(h), would be required to adopt the merger agreement.

Under New Atlassian’s amended and restated certificate of incorporation, a sale or transfer of all or substantially all of New Atlassian’s assets, or a merger or consolidation of New Atlassian with another entity or a sale, transfer or issuance of shares of New Atlassian resulting in New Atlassian stockholders ceasing to control a majority of the company’s total outstanding voting power shall be deemed liquidation events, unless the New Atlassian board of directors determines otherwise. Under New Atlassian’s amended and restated certificate of incorporation, subject to the rights of any holders of preferred stock, any consideration related to such transactions (unless the New Atlassian board of directors determines that such transaction is not a deemed liquidation event) or upon any dissolution, distribution of assets, liquidation or winding up of the company will be distributed among the holders of New Atlassian Class A Common Shares and New Atlassian Class B Common Shares ratably on a per share basis, unless different

	Atlassian[1]	New Atlassian

company’s board of directors shall be deemed liquidation events. Any consideration related to such transactions will be distributed among all holders of Atlassian Class A Ordinary Shares and Atlassian Class B Ordinary Shares in proportion to the number of shares held.

treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class A Common Shares and by the affirmative vote of the holders of a majority of the outstanding New Atlassian Class B Common Shares, each voting separately as a class.

Anti-Takeover Statute	The Companies Act does not contain an anti-takeover provision comparable to that in the DGCL with respect to business combinations.

New Atlassian is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder, unless the board of directors approves the business combination or the transaction by which such stockholder becomes an interested stockholder, in either case, before the stockholder becomes an interested stockholder, the interested stockholder acquires 85% of the corporation’s outstanding voting stock in the transaction by which such stockholder becomes an interested stockholder, or the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the corporation’s outstanding voting stock not owned by the interested stockholder.

	Atlassian[1]	New Atlassian
Pre-Emptive Rights

There are no rights of pre-emption under Atlassian’s articles of association. In certain circumstances, Atlassian’s shareholders may have statutory pre-emption rights under the Companies Act in respect of the allotment of new shares in the company. Under the Companies Act, “equity securities”, being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or, in circumstances where the directors have a general authority to allot shares under the Companies Act, a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act. Atlassian shareholders approved the disapplication of statutory pre-emption rights with respect to the allotment of new ordinary shares by special resolution passed on 5 December 2017, valid for a period of five years from the date on which such resolution was passed (i.e., it will expire on 5 December 2022).

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation’s stock or to any security convertible into such stock. New Atlassian’s amended and restated certificate of incorporation will not provide for pre-emptive rights.

	Atlassian[1]	New Atlassian
Shareholder Litigation Choice of Forum

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management.

Notwithstanding this general position, shareholders can seek remedies in court, most commonly through the Companies Act provisions which prescribe that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders (including at least the petitioning shareholder), or that any actual or proposed act or omission of the company is or would be so prejudicial. Under the Companies Act, the articles of association are a statutory contract between Atlassian and each of its shareholders. Provisions in the articles of association can therefore be enforceable by a shareholder in a court of law in England, subject to certain exceptions (e.g. the relevant right needs to have been conferred on the shareholder in their capacity as a member of Atlassian). Certain actions may also be brought by shareholders in the English

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•   state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•   state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery. New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless New Atlassian consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction thereof, the federal district court for the State of Delaware or other state courts of the State of Delaware) will, to the fullest extent

Atlassian[1]	New Atlassian
courts. See “Shareholder Litigation” above.

permitted by law, be the sole and exclusive forum for certain actions involving New Atlassian and its directors, officers and stockholders under Delaware law or relating to New Atlassian’s governing documents, as set out in the amended and restated certificate of incorporation and amended and restated bylaws; and (b) the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act, and the rules and regulations promulgated thereunder. New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws will not preclude stockholders that assert claims under the U.S. Exchange Act from bringing such claims in federal court, to the extent that the Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

23.4	Directors and Officers of New Atlassian

When the U.S. Domestication is consummated, the executive officers and directors of Atlassian immediately prior to the completion of the U.S. Domestication will be the executive officers and directors of New Atlassian. New Atlassian’s amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect after the U.S. Domestication, provide for a single class of directors, just as Atlassian has, and New Atlassian’s directors will be subject to re-election at the next annual meeting of stockholders of New Atlassian following the completion of the U.S. Domestication.

As a result of New Atlassian becoming the new holding company of the Atlassian Group, new indemnity arrangements will be entered into between New Atlassian and the directors of New Atlassian. These will contain certain terms which will differ from the current indemnity arrangements, to reflect the fact that New Atlassian is a Delaware corporation and to provide directors with the right to indemnification and limitations on personal liability, in each case to the fullest extent permitted under Delaware law. It is not proposed that there will be any material changes to the terms of engagement of any Atlassian director or any other changes to the directors’ positions.

23.5	Corporate Governance Overview

The New Atlassian board of directors will be committed to the highest standard of corporate governance. To this end, New Atlassian will adopt Corporate Governance Guidelines (the “Governance Guidelines”) that provide specific provisions for the governance of the New Atlassian board of directors and New Atlassian. The New Atlassian board of directors will also adopt a Code of Business Conduct and Ethics (“Code of Conduct”) applicable to all directors, officers and employees that represents New Atlassian’s commitment to the highest standard of ethics and integrity in the conduct of its business. The New Atlassian amended and restated bylaws, together with the Governance Guidelines, the New Atlassian committee charters and the Code of Conduct will serve as the governance and compliance framework of New Atlassian and will be substantially similar to the corresponding governance documents of Atlassian.

Once adopted, New Atlassian will publish its Governance Guidelines, Code of Conduct and committee charters on its website (www.atlassian.com). The information contained on the New Atlassian website does not form part of this proxy statement.

Committees of the New Atlassian Board

The New Atlassian board of directors will be responsible for providing oversight of New Atlassian’s business and affairs, including New Atlassian’s strategic direction, as well as the management and financial and operational execution that can best perpetuate the success of the business and support the long-term interests of holders of New Atlassian Shares. To effectively support its responsibilities, the New Atlassian board of directors will have three committees, just as Atlassian does: an Audit Committee, a Compensation and Leadership Development Committee, and a Nominating and Corporate Governance Committee. These New Atlassian board committees will carry out responsibilities in specific committee charters approved by the New Atlassian board of directors and consistent with applicable requirements of the Nasdaq Global Select Market and the SEC. Each of the New Atlassian board committees will be empowered to retain independent advisors as necessary to fulfil its duties.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) of the U.S. Exchange Act. Messrs. Salem and Sordello and Messes. Mirjahangir Fernandez and Zatlyn, each of whom will be a non-employee director, will comprise New Atlassian’s proposed Audit Committee following the U.S. Domestication. Mr. Sordello will be the chair of New Atlassian’s Audit Committee. The New Atlassian board of directors is expected to determine that each of the proposed members of the New Atlassian Audit Committee satisfies the requirements for independence and financial literacy under the listing standards of the Nasdaq Global Select Market and SEC rules and regulations. The New Atlassian board of directors is expected to determine that Mr. Sordello qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the Nasdaq Global Select Market listing standards.

New Atlassian’s Audit Committee will be responsible for, among other things:

•	selecting and hiring New Atlassian’s independent registered public accounting firm;

•	evaluating the performance and independence of New Atlassian’s independent registered public accounting firm and the performance of the company’s internal audit function;

•	approving the audit and pre-approving any non-audit services to be performed by New Atlassian’s independent registered public accounting firm;

•	reviewing New Atlassian’s financial statements and related disclosures and reviewing New Atlassian’s critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of New Atlassian’s internal control policies and procedures and New Atlassian’s disclosure controls and procedures;

•	overseeing and reviewing New Atlassian’s guidelines and policies that govern the process by which New Atlassian’s exposure to risk is assessed and managed by management;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•

reviewing and discussing with management and the independent registered public accounting firm the results of New Atlassian’s annual audit and the financial statements included in New Atlassian’s publicly filed reports; and

•	reviewing and approving any proposed related person transactions.

New Atlassian’s Audit Committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the Nasdaq Global Select Market listing standards.

Compensation and Leadership Development Committee

Dr. Brown and Messrs. Goodarzi and Parikh, each of whom will be a non-employee director, will comprise New Atlassian’s proposed Compensation and Leadership Development Committee following the U.S. Domestication. Mr. Goodarzi will be the chair of New Atlassian’s Compensation and Leadership Development Committee. The New Atlassian board of directors is expected to determine that each proposed member of New Atlassian’s Compensation and Leadership Development Committee satisfies the requirements for independence under the Nasdaq Global Select Market listing standards and the applicable rules and regulations of the SEC. Each member of New Atlassian’s Compensation and Leadership Development Committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the U.S. Exchange Act.

New Atlassian’s Compensation and Leadership Development Committee will be responsible for, among other things:

•

reviewing and evaluating New Atlassian’s Co-Chief Executive Officers’ and other executive officers’ compensation, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	administering New Atlassian’s equity and cash compensation plans, and other material benefit programs; and

•	overseeing New Atlassian’s overall compensation philosophy, compensation plans, and benefits programs.

New Atlassian’s Compensation and Leadership Development Committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the Nasdaq Global Select Market listing standards.

Nominating and Corporate Governance Committee

Ms. Mirjahangir Fernandez and Messrs. Salem and Wong, each of whom will be a non-employee director, will comprise New Atlassian’s proposed Nominating and Corporate Governance Committee following the U.S. Domestication. Mr. Wong will be the chair of New Atlassian’s Nominating and Corporate Governance Committee. New Atlassian’s board of directors is expected to determine that each proposed member of New Atlassian’s Nominating and Corporate Governance Committee satisfies the requirements for independence under the Nasdaq Global Select Market listing standards.

New Atlassian’s proposed Nominating and Corporate Governance Committee will be responsible for, among other things:

•	evaluating and making recommendations regarding the composition, qualification, organization and governance of New Atlassian’s board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees; and

•	reviewing and making recommendations with regard to New Atlassian’s corporate governance guidelines.

New Atlassian’s Nominating and Corporate Governance Committee will operate under a written charter that satisfies the Nasdaq Global Select Market listing standards.

PART VIII

THE COURT MEETING AND THE GENERAL MEETING

1.	The Court Meeting and the General Meeting

1.1	Date, Time and Place

Court Meeting

The Court Meeting will be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA and virtually via live audio webcast by visiting www.virtualshareholdermeeting.com/TEAM2022 on August 22, 2022 at 2:00 p.m. (Pacific Time). To participate virtually in the Court Meeting, you must enter the 16-digit control number included in your proxy card or voting instruction form. Online access to the Court Meeting will open approximately 15 minutes prior to the start of the Court Meeting. If you encounter any difficulties accessing the virtual Court Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Court Meeting log-in page. Technical support will be available starting 15 minutes prior to the Court Meeting. If you have questions about your control number, please contact the bank, broker or other organization that holds your Atlassian Shares.

General Meeting

The General Meeting will be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA and virtually via live audio webcast by visiting www.virtualshareholdermeeting.com/TEAM2022 on August 22, 2022 at 2:30 p.m. (Pacific Time) (or as soon thereafter as the Court Meeting shall have concluded or been adjourned). To participate virtually in the General Meeting, you must enter the 16-digit control number included in your proxy card or voting instruction form. Online access to the General Meeting will open approximately 15 minutes prior to the start of the General Meeting. If you encounter any difficulties accessing the virtual General Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual General Meeting log-in page. Technical support will be available starting 15 minutes prior to the General Meeting. If you have questions about your control number, please contact the bank, broker or other organization that holds your Atlassian Shares.

1.2	Purpose of the Court Meeting and the General Meeting

The Court Meeting is being held to allow shareholders to consider and, if thought fit, approve the Scheme. The purpose of the Scheme is to provide for the mandatory exchange of Atlassian Shares for the corresponding class of New Atlassian Shares (to be effected by the cancellation of all of the Scheme Shares and the allotment and issue of the New Atlassian Shares). Before the Court’s sanction can be sought for the Scheme, the Scheme requires the approval of the Court Scheme Proposal by Atlassian shareholders at the Court Meeting.

The General Meeting is being held to allow shareholders to consider and, if thought fit, approve the Scheme Special Resolution.

1.3	Voting at the Court Meeting and the General Meeting

Each Shareholder of Record and each Beneficial Owner at 6:00 p.m. (Pacific Time) on June 23, 2022 will receive notice of the Court Meeting and the General Meeting.

Due to the requirements of English law relating to schemes of arrangement, Atlassian has established two record dates for determining the owners of Atlassian Shares entitled to vote at the Court Meeting and the General Meeting.

Each Shareholder of Record at the Shareholder of Record Cut-off Date (6:00 p.m. (Pacific Time) on August 8, 2022) will be entitled to attend and vote on all resolutions to be put to the shareholders at the Court Meeting and the General Meeting or they may appoint another person or persons, whether a shareholder of Atlassian or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting and the General Meeting. If either meeting is adjourned, only those Shareholders of Record at 6:00 p.m. (Pacific Time) on the date which is 10 Business Days before the date fixed for the reconvened meeting will be entitled to attend and vote. Messrs. Cannon-Brookes and Farquhar, their respective affiliates who are holders of Atlassian Class B Ordinary Shares, and the Atlassian Foundation have agreed not to vote at the Court Meeting and have instead agreed, subject to the satisfaction (or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares) of the ATO Condition in accordance with the terms of the Scheme, to be bound by the terms of the Scheme. Subject to the foregoing, each of Messrs. Cannon-Brookes and Farquhar, their respective affiliates and the Atlassian Foundation will provide an undertaking to the Court to be bound by the Scheme, in which they will also confirm to the Court that they did not vote at the Court Meeting.

If you are a Beneficial Owner, only your broker, bank, trust or other nominee that is a Shareholder of Record can vote your Atlassian Shares, and the vote cannot be cast unless you either (i) provide instructions to your broker, bank, trust or other nominee or (ii) obtain a legal proxy by contacting your broker, bank, trust or other nominee, which entitles you to vote the Atlassian Shares as proxy for the Shareholder of Record. Each Beneficial Owner on the Record Date (6:00 p.m. (Pacific Time) on June 23, 2022) will be entitled to direct their broker, bank, trust or other nominee how to vote such Atlassian Shares on all resolutions to be put to the shareholders at the Court Meeting and the General Meeting. You should follow the directions provided by your broker, bank, trust or other nominee regarding how to instruct such person to vote your Atlassian Shares.

If you are a Beneficial Owner as of the Record Date and wish to attend the Court Meeting and/or the General Meeting, you will need to bring evidence of your interest in Atlassian Shares in the form of a currently dated letter from your broker, bank, trust or other nominee and proof of your identity. On verification of such evidence, you will be admitted to the Court Meeting and/or the General Meeting but may not vote at the Court Meeting and/or the General Meeting unless you are a Shareholder of Record as of the Shareholder of Record Cut-off Date or hold a valid legal proxy from a Shareholder of Record as of the Shareholder of Record Cut-off Date.

At the Court Meeting, voting will be by way of poll and each Shareholder of Record present in person or by proxy will be entitled to one vote for each Atlassian Class A Ordinary Share held by such Shareholder of Record as of the Shareholder of Record Cut-off Date and one vote for each Atlassian Class B Ordinary Share held by such Shareholder of Record as of the Shareholder of Record Cut-off Date.

At the General Meeting, voting will be by way of poll and each Shareholder of Record present in person or by proxy will be entitled to one vote for each Atlassian Class A Ordinary Share held by such Shareholder of Record as of the Shareholder of Record Cut-off Date and 10 votes for each Atlassian Class B Ordinary Share held by such Shareholder of Record as of the Shareholder of Record Cut-off Date.

A quorum, which is the presence of at least two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), must be present in order to hold the General Meeting. If you are a Shareholder of Record, your shares held as of the Shareholder of Record Cut-off Date will be counted as being present at the meeting if you appear in person at the meeting or if you submit a properly executed proxy. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present at the General Meeting. For the Court Meeting, the Court must be satisfied that the votes cast are a fair and reasonable representation of the holders of the Scheme Shares.

It is important that, for the Court Meeting in particular, as many votes as possible are cast, so that the Court may be satisfied that there is a fair and reasonable representation of the holders of the Scheme Shares. You are therefore strongly encouraged to submit your votes as instructed in the proxy card for the Court Meeting (labeled “BLUE PROXY CARD”) or voting instructions for the Court Meeting (labeled “BLUE VOTING INSTRUCTION FORM”) and in the proxy card for the General Meeting (labeled “WHITE PROXY CARD”) or voting instructions for the General Meeting (labeled “WHITE VOTING INSTRUCTION FORM”) as soon as possible. The completion and return of the proxy cards will not prevent a Shareholder of Record from attending, voting and speaking at either the Court Meeting or the General Meeting, or any adjournment thereof, in person if you are entitled to do so.

Process for a Beneficial Owner to become a Shareholder of Record

If you are a Beneficial Owner, as a matter of English law, your name is not entered in Atlassian’s register of members. Accordingly, if you wish to attend and vote directly (i.e., in your own name) at the Court Meeting and/or the General Meeting, you must become a Shareholder of Record.

You may become a Shareholder of Record by arranging for the completion of a stock transfer form by the applicable Shareholder of Record in respect of the Atlassian Shares that you wish to be transferred into your name, pay any related UK stamp duty, if applicable, and send the completed stock transfer form and related documentation to Atlassian’s transfer agent, Computershare Trust Company, N.A., prior to the Shareholder of Record Cut-off Date.

Beneficial Owners who wish to attend and vote directly at the Court Meeting and/or the General Meeting should take care to send such stock transfer form in respect of their Atlassian Shares to permit processing to be completed by Computershare Trust Company, N.A. prior to the Shareholder of Record Cut-off Date.

Proxies

Each copy of this proxy statement mailed to Shareholders of Record is accompanied by two proxy cards with instructions for voting. The proxy card labeled “BLUE PROXY CARD” corresponds to the Court Meeting, and the proxy card labeled “WHITE PROXY CARD” corresponds to the General Meeting. You should complete and return BOTH proxy cards accompanying this proxy statement to ensure that your vote is counted at both meetings, or at any adjournment or postponement of the meetings, regardless of whether you plan to attend the meetings. You may also authorize a proxy to vote your Atlassian Shares by telephone or via the internet as instructed on the proxy cards.

Shareholders of Record are permitted to specify in their proxy cards the number of shares in respect of which that proxy is to be appointed. A proxy need not be a Shareholder of Record, but such proxy must attend the relevant shareholder meeting to represent a Shareholder of Record. A separate proxy card should be used for each proxy appointment. If you require additional proxy cards, please contact either:

•	the Company Secretary of Atlassian, at Atlassian Corporation Plc, 350 Bush Street, Floor 13, San Francisco, California 94104, USA; or

•	Broadridge, at 51 Mercedes Way, Edgewood, New York 11763, USA.

If you are a Beneficial Owner as of the Record Date, you must direct your broker, bank, trust or other nominee to vote, in accordance with the voting instructions you have received from your broker, bank, trust or other nominee.

If you are a Shareholder of Record as of the Shareholder of Record Cut-off Date, you can revoke your proxy or voting instructions or change your vote after you have delivered your proxy or voting instructions in any of the following ways:

•

by sending a written notice to the Company Secretary of Atlassian at the address set forth below in time to be received before the deadline for receipt of proxy cards for the Court Meeting and the General Meeting, stating that you would like to revoke your proxy;

•

by completing, signing and dating another proxy card and returning it by mail in time to be received before the deadline for receipt of proxy cards for the Court Meeting and the General Meeting or by submitting a later dated proxy via the internet or by telephone, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the meeting and voting in person (simply attending the meeting without voting will not revoke your proxy or change your vote).

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Atlassian Corporation Plc

350 Bush Street, Floor 13, San Francisco, California 94104, USA

Attention: Company Secretary

If you are a Beneficial Owner as of the Record Date, you should contact your broker, bank, trust or other nominee for instructions on how to revoke your voting instructions.

All Atlassian Shares represented by valid proxies that Atlassian receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxies.

If you are a Shareholder of Record and you fail to make a specification on your proxy cards as to how you want your shares voted, your proxies will be voted in accordance with the Board’s recommendation, “FOR” the Court Scheme Proposal and “FOR” the Scheme Special Resolution.

Solicitation of Proxies

Atlassian will bear its own costs and expenses incurred in connection with the filing, printing and mailing of this proxy statement to shareholders and the retention of any information agent or other service provider in connection with the Scheme. This proxy solicitation is being made by Atlassian on behalf of the Board. Atlassian has hired MacKenzie Partners to assist in the solicitation of proxies. Atlassian has agreed to pay MacKenzie Partners a fee of up to U.S.$40,000 plus payment of certain fees and expenses for its services to solicit proxies. In addition to this mailing, proxies may be solicited by directors, officers or employees of Atlassian or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

In accordance with applicable regulations, Atlassian also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to Beneficial Owners of Atlassian Shares.

Other Matters

The Board is not currently aware of any business to be acted upon at the shareholder meetings other than the matters described in this proxy statement.

2.	Court Scheme Proposal

2.1	Scheme

The following section of this proxy statement explains, among other things, the effect of the Scheme and, together with the further information contained elsewhere in this proxy statement, constitutes the explanatory statement in respect of the Scheme as required by section 897 of the Companies Act. Accordingly, in addition to the information contained in the following section of this proxy statement, your attention is drawn to the further information contained elsewhere in this proxy statement and you are advised to read this proxy statement in full.

The Scheme is to be implemented by means of a Court-sanctioned scheme of arrangement between Atlassian and the Scheme Shareholders, under Part 26 of the Companies Act. Implementation of the Scheme requires approval of the Scheme by Atlassian shareholders at the Court Meeting (the Court Scheme Proposal) and the approval of the Scheme Special Resolution as a special resolution by Atlassian shareholders at the General Meeting. The Scheme also requires the sanction of the Court and confirmation of the associated reduction of capital following these approvals. The Scheme is set out in full in Part IX (Scheme of Arrangement) of this proxy statement.

Sanction of the Scheme by the Court

Under the Companies Act, the Scheme also requires the sanction of the Court. The hearing by the Court to sanction the Scheme is expected to occur on September 29, 2022. Scheme Shareholders are entitled to attend the Court Sanction Hearing, should they wish to do so, in person or through counsel.

Following sanction of the Scheme by the Court, the Scheme will become effective in accordance with its terms upon a copy of the Court Order being delivered to the Registrar of Companies in England and Wales for registration. This is presently expected to occur as soon as practicable following the Court Sanction Hearing, being the next Business Day.

Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders holding Scheme Shares at the Scheme Record Time (including all Beneficial Owners at the Scheme Record Time), irrespective of whether or not they attended or voted in favor of, or against, the Scheme at the Court Meeting or in favor of, or against, or abstained from voting on the special resolution at the General Meeting.

If the Scheme does not become effective on or prior to March 31, 2023 (or such later date as may be agreed by Atlassian and as the Court may approve (if such approval is required)), the Scheme will not become effective.

2.2	Required Vote

The Court Scheme Proposal must be approved by a majority in number of the Shareholders of Record as of the Shareholder of Record Cut-off Date (6:00 p.m. (Pacific Time) on August 8, 2022), representing 75% or more in value of the Atlassian Shares at the Shareholder of Record Cut-off Date, in each case, present and voting (and entitled to vote), either in person or by proxy.

2.3	Recommendation of the Board

Following the Special Committee’s recommendation to it, the Board considers the Proposals and their terms to be fair and reasonable and in the best interests of Atlassian shareholders as a whole. Accordingly, the Board unanimously recommends that Atlassian shareholders vote “FOR” the Court Scheme Proposal, as the Atlassian directors who hold interests in Scheme Shares intend to do in respect of their own beneficial holdings of Scheme Shares, subject to the below.

As described elsewhere in this proxy statement, Messrs. Cannon-Brookes and Farquhar, and their respective affiliates, have agreed not to vote at the Court Meeting and have instead agreed, subject to the satisfaction (or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares) of the ATO Condition in accordance with the terms of the Scheme, to be bound by the terms of the Scheme pursuant to an undertaking to be provided to the Court.

When considering the recommendation of the Board that you vote “FOR” the Court Scheme Proposal, you should be aware that certain of the Atlassian directors and executive officers have interests in the Scheme that may be different from, or in addition to, your interests as a shareholder generally. See the section titled “The U.S. Domestication – Interests of Certain Persons Relating to the U.S. Domestication.”

2.4	Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, the U.S. Domestication, including having consulted with its independent financial and legal advisors, the Special Committee, composed solely of directors of Atlassian who are disinterested with respect to the U.S. Domestication, unanimously concluded that implementing the U.S. Domestication is in the best interests of Atlassian and its public shareholders.

Accordingly, the Special Committee unanimously recommended to the Board that the Company proceed with initiating the process of executing on the U.S. Domestication based on the overall benefits to the Company and its public shareholders.

3.	Scheme Special Resolution

3.1	Amendment to the Atlassian Articles of Association

It is proposed, pursuant to the Scheme Special Resolution, that the articles of association of Atlassian be amended to ensure that any shares issued after the Shareholder of Record Cut-off Date in respect of the Court Meeting and on or prior to the Scheme Record Time will be subject to the Scheme.

3.2	Special Resolution to be Proposed at the General Meeting

For the reasons described above, Atlassian is requesting its shareholders to adopt the following resolution at the General Meeting, which is a special resolution:

THAT for the purpose of giving effect to the scheme of arrangement dated July 11, 2022 between the Company and the Scheme Shareholders (each as defined in the said scheme), a printed copy of which has been produced to this meeting and, for the purposes of identification, signed by the chair hereof, in its original form or as amended in accordance with its terms or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Atlassian Corporation (“New Atlassian”) (the “Scheme”):

1.	the directors of the Company be authorized to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

2.	the share capital of the Company be reduced by cancelling and extinguishing all of the Scheme Shares (as defined in the Scheme);

3.	subject to and forthwith upon the reduction of share capital referred to in paragraph 2 above taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

3.1	the reserve arising in the books of account of the Company as a result of the reduction of share capital referred to in paragraph 2 above shall be applied by the

Company in paying up in full at par such number of new Class A ordinary shares of U.S.$0.10 each, new Class B ordinary shares of U.S.$0.10 each and new Class B ordinary shares of U.S.$3.2828 each in the capital of the Company (the “Intra-Group Shares”) as shall be equal to the number of Scheme Shares cancelled pursuant to paragraph 2 above, which shall be allotted and issued, credited as fully paid, to New Atlassian and/or its nominee(s) in accordance with the terms of the Scheme;

3.2

conditional on the Scheme becoming effective in accordance with its terms, in addition to all existing authorities, for the purposes of section 551 of the UK Companies Act 2006 (and so that expressions used in this resolution shall bear the same meaning as in the said section 551), the directors of the Company be generally and unconditionally authorized to exercise all the powers of the Company to allot the Intra-Group Shares, provided that: (1) the maximum aggregate nominal amount of relevant securities that may be allotted under this authority shall be the aggregate nominal amount of the said Intra-Group Shares referred to in paragraph 3.1 above; (2) this authority shall expire (unless previously revoked, varied or renewed) on the fifth anniversary of this resolution; and (3) this authority shall be in addition and without prejudice to any other authority under section 551 of the UK Companies Act 2006 previously granted and in force on the date on which this resolution is passed; and

4.	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new Article 140:

“140.	Scheme of Arrangement

140.1

In this Article 140, the “Scheme” means the scheme of arrangement dated July 11, 2022 between the Company and the holders of its Scheme Shares (each as defined in the Scheme) under section 899 of the Companies Act 2006 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and/or agreed by the Company and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

140.2

Notwithstanding any other provision of these Articles, if the Company issues any shares (other than to Atlassian Corporation (“New Atlassian”) or its nominee(s)) after the adoption of this Article and before the Scheme Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder of such shares (other than New Atlassian and/or its nominee or nominees), shall be bound by the Scheme accordingly.

140.3

Subject to the Scheme becoming effective, if any shares are issued to any person (a “New Member”) (other than under the Scheme or to New Atlassian or its nominee(s)) on or after the Scheme Record Time (the “Transfer Shares”), they shall be immediately transferred to New Atlassian (or as it may direct) in consideration for the issue of one share of class A common stock, par value U.S.$0.00001 per share (in the case of a Transfer Share which is not a class B ordinary Share) or one share of class B common stock, par value U.S.$0.00001 per share (in the case of a Transfer Share which is a class B ordinary Share) of New Atlassian (collectively, the “New Atlassian Common Stock”) for every one Transfer Share, credited as fully paid.

140.4

On any reorganization of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) after the Scheme has become effective, the number of shares of New Atlassian Common Stock to be issued pursuant to Article 140.3 above shall be adjusted by the Board in such manner as the Auditors may determine to be appropriate to reflect such reorganization or alteration (provided that any fractional entitlements to shares of New Atlassian Common Stock shall be rounded down to the nearest whole number). References in this Article to shares shall, following such adjustment, be construed accordingly.

140.5

To give effect to any transfer required by Article 140.3 above, the Company may appoint any person as agent and/or attorney for the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) to transfer the Transfer Shares to New Atlassian or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the agent and/or attorney be necessary or desirable to vest the Transfer Shares in New Atlassian or its nominee(s) and pending such vesting to exercise all such rights attaching to the Transfer Shares as New Atlassian may direct. If an agent and/or attorney is so appointed, the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) shall not thereafter (except to the extent that the agent and/or attorney fails to act in accordance with the directions of New Atlassian) be entitled to exercise any rights attaching to the Transfer Shares unless so agreed by New Atlassian. The agent and/or attorney shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favor of New Atlassian or its nominee(s) and may register New Atlassian or its nominee(s) as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) for the Transfer Shares.

140.6

In connection with the Scheme, if, in respect of any holder of Scheme Shares, the Company is advised that the allotment and/or issue of the New Atlassian Common Stock pursuant to the Scheme to such holder of Scheme Shares would or might infringe the laws of any jurisdiction or would or might require the Company or New Atlassian to observe any governmental or other consent or any registration, filing or other formality with which the Company or New Atlassian cannot comply or compliance with which the Company or New Atlassian considers unduly onerous, the Company may (unless such shareholder satisfies the Company that no such infringement or requirement would apply), in its sole discretion, appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall sell the New Atlassian Common Stock that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Date (as defined in the Scheme) provided always that any such sale shall be at the best price which can reasonably be obtained at the time of sale and that the proceeds of such sale (net of the expenses of sale including commissions and value added tax) shall be paid to such shareholder by delivering a check to such shareholder in accordance with the provisions of Clause 4 of the Scheme.

140.7

The instrument of transfer executed by an appointee of the Company pursuant to Article 140.6 above shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the Scheme Shares to which such instrument relates and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

140.8

To give effect to any sale of New Atlassian Common Stock following the Scheme Effective Date pursuant to Article 140.6 above, the nominee referred to in such Article shall be authorized as agent and/or attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and do all other things which they may consider necessary or expedient in connection with the sale.

140.9

In the absence of bad faith or willful default, neither the Company nor New Atlassian (nor any of their respective directors or officers), nor any nominee or person appointed by the Company pursuant to Article 140.6 above shall be responsible for any loss or damage to any person arising from any transaction pursuant to Article 140.6 above or for any alleged insufficiencies of the terms or the timing of such sale.

140.10	In the case of Scheme Shares held in uncertificated form, the provisions of Article 140.6 above are subject to any restrictions applicable under the Uncertificated Securities Regulations 2001.

140.11

Notwithstanding any other provision of these Articles, neither the Company nor the Board shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Scheme Effective Date.”

3.3	Required Vote

The Scheme Special Resolution will be proposed as a special resolution, which means, provided that a quorum is present, such proposal will be approved if at least 75% of the votes cast are cast in favor thereof.

The Scheme will not become effective if the Scheme Special Resolution is not approved at the General Meeting.

3.4	Recommendation of the Board

Following the Special Committee’s recommendation to it, the Board considers the Proposals and their terms to be fair and reasonable and in the best interests of Atlassian shareholders as a whole. Accordingly, the Board unanimously recommends that Atlassian shareholders vote “FOR” the Scheme Special Resolution, as the Atlassian directors who hold interests in Atlassian Shares intend to do in respect of their own beneficial holdings of Atlassian Shares, subject to the below.

When considering the recommendation of the Board that you vote “FOR” the Scheme Special Resolution, you should be aware that certain of the Atlassian directors and executive officers have interests in the Scheme that may be different from, or in addition to, your interests as a shareholder generally. See the section titled “The U.S. Domestication – Interests of Certain Persons Relating to the U.S. Domestication.”

3.5	Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, the U.S. Domestication, including having consulted with its independent financial and legal advisors, the Special Committee, composed solely of directors of Atlassian who are disinterested with respect to the U.S. Domestication, unanimously concluded that implementing the U.S. Domestication is in the best interests of Atlassian and its public shareholders.

Accordingly, the Special Committee unanimously recommended to the Board that the Company proceed with initiating the process of executing on the U.S. Domestication based on the overall benefits to the Company and its public shareholders.

PART IX

SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	CR-2022-000999

BUSINESS AND PROPERTIES COURTS

OF ENGLAND AND WALES

COMPANIES COURT (ChD)

IN THE MATTER OF ATLASSIAN CORPORATION PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

ATLASSIAN CORPORATION PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

(A)	In the Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“Atlassian”	Atlassian Corporation Plc, registered in England and Wales with registered number 08776021

“Atlassian Class A Ordinary Shares”	Class A ordinary shares of U.S.$0.10 each in the capital of Atlassian

“Atlassian Class B Ordinary Shares”	Class B ordinary shares of U.S.$0.10 each in the capital of Atlassian or Class B ordinary shares of U.S.$3.2828 each in the capital of Atlassian

“Atlassian Class C Ordinary Shares”	Class C ordinary shares of U.S.$0.10 each in the capital of Atlassian

“Atlassian Foundation”	Atlassian Foundation Limited ABN 14 130 633 377 as trustee for the Atlassian Foundation Australia established pursuant to a Deed of Trust dated 23 July 2008 as amended from time to time

“Atlassian Share Plans”

collectively, (i) the 2013 U.S. Share Option Plan, Associated Sub-Plans and outstanding equity awards, (ii) the 2015 Share Incentive Plan, Associated Sub-Plans and outstanding equity awards and (iii) the 2015 Employee Share Purchase Plan

“Atlassian Shares”	the Atlassian Class A Ordinary Shares and the Atlassian Class B Ordinary Shares but excluding the Atlassian Class C Ordinary Share

“ATO Condition”

(1) the Australian Commissioner of Taxation having provided to Atlassian a draft class ruling (the “ATO Approval”) which confirms, in a form satisfactory to the Atlassian Board, that (a) Australian tax resident holders of Atlassian Shares who hold their shares on capital account will be entitled to choose, in accordance with paragraph 124-780(3)(d) of the ITAA 1997, to obtain scrip for scrip roll-over under section 124-780 of the ITAA 1997 in respect of the exchange of Atlassian Shares for New Atlassian Shares and (b) where New Atlassian jointly chooses to obtain rollover, no capital gain is required to be included in the assessable income of eligible Australian tax resident holders of Atlassian Shares that make such choice under paragraph 124-780(3)(d) (and that meet the requirements of paragraph 124-780(3)(e)) of the ITAA 1997 as a result of the cancellation of their Atlassian Shares under the Scheme; and (2) there has been no material change, as determined by the Atlassian Board, in the facts or circumstances set forth in the ATO Approval which formed the basis on which the Australian Commissioner of Taxation provided the ATO Approval

“Business Day”	a day (other than a Saturday or Sunday) on which banks are open for general business in London, England and San Francisco, California

“Cede & Co”	Cede & Co., as nominee for DTC

“certificated” or “in certificated form”	in relation to a share or other security, a share or other security which is not in uncertificated form

“Companies Act”	the UK Companies Act 2006

“Computershare”	Computershare DR Nominees Limited

“Court”	Her Majesty’s High Court of Justice in England and Wales

“Court Meeting”

the meeting of the holders of Atlassian Shares convened by order of the Court pursuant to Section 896 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment) including any adjournment thereof

“Court Sanction Hearing Date”	the date of the hearing by the Court to sanction the Scheme and approve the Reduction of Capital

“DTC”	The Depository Trust Company, a wholly owned subsidiary of The Depository Trust and Clearing Corporation

“Effective Date”	the date on which the Scheme becomes effective in accordance with clause 6 of the Scheme and “Effective Time” means the time on such date at which the Scheme becomes effective

“Encumbrances”	all mortgages, pledges, liens, charges, options, encumbrances, equitable rights, rights of pre-emption, assignments, hypothecations or any other third party rights of any nature whatsoever

“holder”	a registered holder of shares and includes any person(s) entitled by transmission

“Intra-Group Shares”	the new Atlassian Class A Ordinary Shares and new Atlassian Class B Ordinary Shares to be issued and credited as fully paid pursuant to the Scheme

“ITAA 1997”	the Australia Income Tax Assessment Act 1997 (Cth)

“Member”	a member of Atlassian on the register of members at any relevant date

“New Atlassian”	Atlassian Corporation, a corporation incorporated in the State of Delaware, the United States of America

“New Atlassian Class A Common Shares”	shares of Class A common stock, par value U.S.$0.00001 per share, of New Atlassian

“New Atlassian Class B Common Shares”	shares of Class B common stock, par value U.S.$0.00001 per share, of New Atlassian

“New Atlassian Shares”	the New Atlassian Class A Common Shares and New Atlassian Class B Common Shares to be issued by New Atlassian to the holders of the Scheme Shares under clause 2 of the Scheme

“Reduction of Capital”	the reduction of Atlassian’s share capital by the cancellation of the Scheme Shares under section 641 of the Companies Act

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition which the Court may think fit to approve or impose

“Scheme Record Time”	6:00 p.m. (Pacific Time) on September 28, 2022

“Scheme Shareholders”	holders of Scheme Shares

“Scheme Shares”

the Atlassian Shares:

(i)    in issue at the date of the Scheme and which remain in issue until the Scheme Record Time;

(ii)    (if any) issued after the date of the Scheme and prior to the Shareholder of Record Cut-off Date and which remain in issue until the Scheme Record Time; and

(iii)   (if any) issued on or after the Shareholder of Record Cut-off Date and before the Scheme Record Time on terms that the holder thereof shall be bound by the Scheme or in respect of which the original or any subsequent holder thereof is or shall have agreed in writing to be bound by the Scheme and, in each case, which remain in issue until the Scheme Record Time excluding, in any case, any Atlassian Shares held by or on behalf of New Atlassian at the Scheme Record Time

“Shareholder of Record Cut-off Date”	6:00 p.m. (Pacific Time) on August 8, 2022 or, if the Court Meeting is adjourned, 6:00 p.m. (Pacific Time) on the day which is 10 Business Days before such adjourned meeting

“Statement of Capital”	the statement of capital approved by the Court showing the information required by section 649 of the Companies Act with respect to Atlassian’s share capital as altered by the Reduction of Capital

“uncertificated” or “uncertificated form”	in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form

(B)	“U.S. dollar” or “U.S.$” means the lawful currency of the United States of America.

(C)

As at June 28, 2022 (the latest practicable date prior to the date of this Scheme), 254,927,398 Atlassian Shares have been issued, consisting of 144,891,749 Atlassian Class A Ordinary Shares and 110,035,649 Atlassian Class B Ordinary Shares, all of which are credited as fully paid and none of which were held in treasury. There are subsisting options to subscribe for up to 24,399 Atlassian Shares under the Atlassian Share Plans.

(D)

As at June 28, 2022 (the latest practicable date prior to the date of this Scheme), New Atlassian did not hold any shares in Atlassian. New Atlassian will be issued with one Atlassian Class C Ordinary Share after the date of the Court Meeting but prior to the Court Sanction Hearing Date.

(E)

As at June 28, 2022 (the latest practicable date prior to the date of this Scheme), each of Scott Farquhar and Michael Cannon-Brookes is the registered holder of 1 Atlassian Class B Ordinary Share. 54,448,490 Atlassian Class B Ordinary Shares are beneficially held by CBC Co Pty Limited as trustee for the Cannon-Brookes Head Trust and 54,448,490 Atlassian Class B Ordinary Shares are beneficially held by Skip Enterprises Pty Limited as trustee for the Farquhar Family Trust. Scott Farquhar and Michael Cannon-Brookes are each also beneficially interested in 17,228 Atlassian Class A Ordinary Shares held by Cede & Co. and 269,333 Atlassian Class B Ordinary Shares held by Computershare.

(F)

New Atlassian, Scott Farquhar, Michael Cannon-Brookes, CBC Co Pty Limited, Skip Enterprises Pty Limited and the Atlassian Foundation have each agreed, subject to the satisfaction (or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares) of the ATO Condition in accordance with the terms of the Scheme, to appear by counsel at the hearing to sanction the Scheme, to consent to the Scheme and to be bound by, and to undertake to the Court to be bound by, the terms of the Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to the Scheme in accordance with its terms.

(G)

The implementation of the Scheme shall be subject to the satisfaction, or waiver by the Atlassian Board and holders of at least two-thirds of the then outstanding Atlassian Class B Ordinary Shares, of the ATO Condition.

The Scheme

1.	Cancellation of Scheme Shares

1.1	The share capital of Atlassian shall be reduced by cancelling and extinguishing the Scheme Shares.

1.2	Forthwith and contingently upon the Reduction of Capital taking effect and notwithstanding anything to the contrary in Atlassian’s articles of association:

1.2.1

the issued share capital of Atlassian shall be increased to its former amount by the issue of such number of Intra-Group Shares as shall be equal to the number of Atlassian Class A Ordinary Shares and Atlassian Class B Ordinary Shares cancelled pursuant to clause 1.1 of the Scheme; and

1.2.2

Atlassian shall apply and capitalize the reserve arising in its books of account as a result of the cancellation of the Scheme Shares in paying up, in full at par, the Intra-Group Shares issued pursuant to clause 1.2.1 of the Scheme which shall be allotted and issued credited free from Encumbrances as fully paid to New Atlassian or its nominees.

2.	Consideration for the Cancellation of the Scheme Shares

In consideration of the cancellation of the Scheme Shares and the allotment and issue of the Intra-Group Shares as provided in clause 1.2.2 of the Scheme, New Atlassian shall allot and issue to each holder of Scheme Shares (as appearing in the register of members of Atlassian at the Scheme Record Time), free from Encumbrances credited as fully paid, subject as hereinafter provided, New Atlassian Shares on the following basis:

for each Scheme Share which is an Atlassian Class A Ordinary Share appearing on the register of Atlassian at the Scheme Record Time	one New Atlassian Class A Common Share

for each Scheme Share which is an Atlassian Class B Ordinary Share appearing on the register of Atlassian at the Scheme Record Time	one New Atlassian Class B Common Share

3.	Share Certificates and Cancellations

3.1

With effect from and on the Effective Date, each existing certificate representing a holding of Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and each holder of Scheme Shares shall be bound at the request of Atlassian to deliver up the share certificate to Atlassian or, as it may direct, to destroy the same.

3.2

With effect from and including the Effective Date, in respect of all Scheme Shares for which Computershare or Cede & Co is the registered holder, Computershare and Cede & Co will be instructed to cancel such entitlements.

4.	Settlement

4.1

The New Atlassian Shares to be issued pursuant to clause 2 of the Scheme shall be issued free from Encumbrances credited as fully paid and shall rank pari passu with all other New Atlassian Shares in issue at the Effective Time and shall have the right to receive all dividends, distributions and other entitlements made or paid or declared on the New Atlassian Shares after the Effective Time.

4.2	Settlement of the consideration shall be effected as follows:

4.2.1

in the case of Scheme Shares which at the Scheme Record Time are in certificated form, the New Atlassian Shares to which such person is entitled shall be issued in certificated form. Definitive certificates shall be dispatched as soon as practicable, in any event not later than 14 days, after the Effective Date; and

4.2.2

in the case of Scheme Shares for which at the Scheme Record Time, Cede & Co or Computershare is the registered holder, the entitlement to the New Atlassian Shares shall be credited to the relevant stock account as directed by the relevant person entitled to such New Atlassian Shares as soon as practicable, in any event not later than 14 days, after the Effective Date.

4.3

The provisions of this clause 4 of the Scheme relating to the allotment and issue of New Atlassian Shares shall be subject to any prohibition or condition imposed by law. If, in the case of any holder of Scheme Shares, the law of a country or territory precludes the allotment or issue of New Atlassian Shares pursuant to the Scheme, New Atlassian may, in its sole discretion, either:

4.3.1

determine that no New Atlassian Shares shall be allotted and issued to such holder under the Scheme but shall instead be allotted and issued to a nominee appointed by New Atlassian as trustee for such holder on terms that the nominee shall, as soon as practicable following the Effective Time, sell the New Atlassian Shares so allotted and issued at the best price which can reasonably be obtained at the time of sale and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any value added tax payable thereon) to such holder or other person entitled thereto, or as they may direct. In the absence of bad faith or willful default, none of Atlassian, New Atlassian, or their respective nominees (or their respective directors and officers) shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

4.3.2

determine that such New Atlassian Shares shall be sold, in which event the New Atlassian Shares shall be issued to such holder and New Atlassian shall appoint a person to act pursuant to this clause 4.3.2 and such person shall be authorized on behalf of such holder to procure that any shares in respect of which New Atlassian has made such a determination as soon as practicable following the Effective Time be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deductions of all expenses and commissions, including any value added tax payable thereon) shall be paid to such holder in accordance with clause 4.6 of the Scheme. To give effect to any such sale, the person so appointed shall be authorized on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which they may consider expedient in connection with such sale. In the absence of bad faith or willful default, none of Atlassian, New Atlassian or their respective directors and officers or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

4.4

All deliveries of certificates and cheques required to be made pursuant to the Scheme shall be effected by posting the same by first class post to the address appearing in the register of members of Atlassian at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name appears first in the register of members of Atlassian in respect of such joint holding) or in accordance with any applicable special instructions received by Atlassian’s transfer agent regarding communications prior to the Scheme Record Time.

4.5

None of New Atlassian, Atlassian or any nominee referred to in clause 4.3.1 of the Scheme nor the person appointed by New Atlassian pursuant to clause 4.3.2 of the Scheme shall be responsible for any loss or delay in the delivery of any certificates or cheques posted in accordance with clause 4.4 of the Scheme, which shall be posted at the risk of the persons entitled thereto.

4.6

All cheques shall be made payable to the holder or, in the case of joint holders, to the first named of such holders of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge of the obligations of New Atlassian, the nominee referred to in clause 4.3.1 of the Scheme and the person appointed by New Atlassian pursuant to clause 4.3.2 of the Scheme to pay the moneys represented thereby.

5.	Dividend and Other Mandates and Instructions

To the extent practicable, and with such variations as the directors of Atlassian may reasonably consider appropriate, in each case given that New Atlassian is incorporated in Delaware, whereas Atlassian is incorporated in England and Wales, all mandates relating to the payment of dividends on Scheme Shares and all instructions (or deemed instructions) given (or deemed given) in Atlassian in relation to notices and other communications by Members which are in force at the Effective Time shall, unless and until revoked or amended, be deemed as from the Effective Time to be valid and effective mandates or instructions to New Atlassian in relation to the corresponding New Atlassian Shares allotted and issued pursuant to the Scheme.

6.	The Effective Time

6.1

The Scheme shall become effective as soon as a copy of the Court order sanctioning the Scheme and confirming the Reduction of Capital, along with the Statement of Capital, shall have been delivered to the Registrar of Companies.

6.2

Unless the Scheme shall have become effective on or before 6:00 p.m. (Pacific Time) on March 31, 2023, or such later date (if any) as Atlassian and New Atlassian may agree and the Court may approve, the Scheme shall never become effective.

7.	Modification

Atlassian and New Atlassian may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may think fit to approve or impose.

8.	Governing Law

The Scheme is governed by English law and is subject to the jurisdiction of the English courts.

Dated July 11, 2022

PART X

ADDITIONAL INFORMATION

1.	Where You Can Find Additional Information

Atlassian files annual and other reports and information as a foreign private issuer with the SEC. The SEC maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Atlassian will make available a copy of its public reports, without charge, on its website (www.atlassian.com) as soon as reasonably practicable after Atlassian files the reports electronically with the SEC. In addition, you may obtain a copy of the reports, without charge and by first class mail or other equally prompt means within one business day of Atlassian’s receipt of request, by contacting Atlassian at the following address and phone number: Atlassian Corporation Plc, Attention: Company Secretary, Bush Street, Floor 13, San Francisco, California 94104, USA ,+1 415 701 1110.

The following documents of Atlassian and any subsequent filings Atlassian will make with the SEC under Sections 13(a) or 15(d) of the U.S. Exchange Act (excluding any information “furnished” but not “filed”) following the date of this proxy statement, but prior to the date of the Court Meeting and the General Meeting, are specifically incorporated by reference into and form an integral part of this proxy statement:

•	Atlassian’s annual report on Form 20-F for the fiscal year ended June 30, 2021, filed with the SEC on August 13, 2021;

•	Atlassian’s quarterly report on Form 6-K for the quarter ended September 30, 2021, filed with the SEC on October 29, 2021;

•	Atlassian’s quarterly report on Form 6-K for the quarter ended December 31, 2021, filed with the SEC on January 28, 2022; and

•	Atlassian’s quarterly report on Form 6-K for the quarter ended March 31, 2022, filed with the SEC on April 29, 2022.

No persons have been authorized to give any information or to make any representations other than those contained in this proxy statement and, if given or made, such information or representations must not be relied upon as having been authorized by Atlassian or any other person. You should not assume that the information contained in this proxy statement is accurate as of any date other than the date of this proxy statement, and the mailing of this proxy statement to Shareholders of Record and/or Beneficial Owners does not and will not create any implication to the contrary.

2.	Security Ownership of Atlassian Directors

The following table sets forth, as of June 28, 2022 (being the latest practicable date prior to the publication of this proxy statement), certain information with respect to the Atlassian Class A Ordinary Shares and Atlassian Class B Ordinary Shares that may be deemed beneficially owned by each director of Atlassian.

	Atlassian Class A Ordinary Shares		Atlassian Class B Ordinary Shares		% of Total Voting Power(1)
Beneficial Owner	Shares	%	Shares	%

Michael Cannon-Brookes(2)	17,228	*	54,717,824	49.73%	43.94%

Scott Farquhar(3)	17,228	*	54,717,824	49.73%	43.94%

Shona Brown(4)	31,976	*	-	-	*

Heather Mirjahangir Fernandez(5)	14,606	*	-	-	*

Jay Parikh(6)	20,756	*	-	-	*

Enrique Salem(7)	131,563	*	-	-	*

Steven Sordello(8)	45,990	*	-	-	*

Sasan Goodarzi(9)	12,090	*	-	-	*

Richard P. Wong(10)	146,966	*	-	-	*

Michelle Zatyln(11)	163	*	-	-	*

All directors as a group	438,566	0.30%	109,435,648	99.45%	87.92%

Notes:

* Represents beneficial ownership of less than 1%

(1)

Percentage of total voting power represents voting power with respect to all shares of Atlassian Class A Ordinary Shares and Atlassian Class B Ordinary Shares as a single class. Holders of Atlassian Class A Ordinary Shares are entitled, on a poll, to one vote per share and holders of Atlassian Class B Ordinary Shares are entitled, on a poll, to ten votes per share.

(2)

Consists of (i) 17,228 Atlassian Class A Ordinary Shares beneficially owned by Mr. Cannon-Brookes, (ii) 269,333 Atlassian Class B Ordinary Shares beneficially owned by Mr. Cannon-Brookes, (iii) 54,448,490 Atlassian Class B Ordinary Shares beneficially owned by CBC Co Pty Limited as trustee for the Cannon-Brookes Head Trust and (iv) one Atlassian Class B Ordinary Share of nominal value U.S.$3.2828 held of record by Mr. Cannon-Brookes.

(3)

Consists of (i) 17,228 Atlassian Class A Ordinary Shares beneficially owned by Mr. Farquhar, (ii) 269,333 Atlassian Class B Ordinary Shares beneficially owned by Mr. Farquhar, (iii) 54,448,490 Atlassian Class B Ordinary Shares beneficially owned by Skip Enterprises Pty Limited as trustee for the Farquhar Family Trust and (iv) one Atlassian Class B Ordinary Share of nominal value U.S.$3.2828 held of record by Mr. Farquhar.

(4)	Consists of 31,976 Atlassian Class A Ordinary Shares beneficially owned by Dr. Brown. As of June 28, 2022, Dr. Brown also holds 719 Atlassian RSU Awards.

(5)	Consists of 14,606 Atlassian Class A Ordinary Shares beneficially owned by Ms. Mirjahangir Fernandez. As of June 28, 2022, Ms. Mirjahangir Fernandez also holds 719 Atlassian RSU Awards.

(6)	Consists of 20,756 Atlassian Class A Ordinary Shares beneficially owned by Mr. Parikh. As of June 28, 2022, Mr. Parikh also holds 719 Atlassian RSU Awards.

(7)	Consists of 131,563 Atlassian Class A Ordinary Shares beneficially owned by Mr. Salem. As of June 28, 2022, Mr. Salem also holds 719 Atlassian RSU Awards.

(8)	Consists of 45,990 Atlassian Class A Ordinary Shares beneficially owned by Mr. Sordello. As of June 28, 2022, Mr. Sordello also holds 719 Atlassian RSU Awards.

(9)	Consists of 12,090 Atlassian Class A Ordinary Shares beneficially owned by Mr. Goodarzi. As of June 28, 2022, Mr. Goodarzi also holds 719 Atlassian RSU Awards.

(10)	Consists of 146,966 Atlassian Class A Ordinary Shares beneficially owned by Mr. Wong. As of June 28, 2022, Mr. Wong also holds 719 Atlassian RSU Awards.

(11)	Consists of 163 Atlassian Class A Ordinary Shares beneficially owned by Ms. Zatlyn. As of June 28 2022, Ms. Zatyln also holds 882 Atlassian RSU Awards.

PART XI

DEFINITIONS

“Atlassian” or “the Company”	Atlassian Corporation Plc

“Atlassian Board” or “the Board”	the board of directors of the Company

“Atlassian Class A Ordinary Shares”	Class A ordinary shares of U.S.$0.10 each in the capital of Atlassian

“Atlassian Class B Ordinary Shares”	Class B ordinary shares of U.S.$0.10 each in the capital of Atlassian or Class B ordinary shares of U.S.$3.2828 each in the capital of Atlassian

“Atlassian Class C Ordinary Shares”	Class C ordinary shares of U.S.$0.10 each in the capital of Atlassian

“Atlassian Group”	Atlassian and its subsidiaries, or following the Scheme becoming effective, New Atlassian and its subsidiaries, as the context may require

“Atlassian Restricted Share Awards”

collectively, the awards of restricted shares granted in respect of Atlassian Shares that are outstanding under the Atlassian Share Plans and certain other awards of restricted shares granted in respect of Atlassian Shares that are held in the Computershare Depositary

“Atlassian RSU Awards”	collectively, the awards of restricted share units granted in respect of Atlassian Shares that are outstanding under the Atlassian Share Plans

“Atlassian Share Options”	collectively, the options to purchase Atlassian Shares outstanding under the Atlassian Share Plans

“Atlassian Share Plans”

collectively, (i) the 2013 U.S. Share Option Plan, Associated Sub-Plans and outstanding equity awards, (ii) the 2015 Share Incentive Plan, Associated Sub-Plans and outstanding equity awards and (iii) the 2015 Employee Share Purchase Plan

“Atlassian Shareholder”	a holder of Atlassian Shares

“Atlassian Shares”	the Atlassian Class A Ordinary Shares and the Atlassian Class B Ordinary Shares but excluding the Atlassian Class C Ordinary Share

“ATO Condition”

(1) the Australian Commissioner of Taxation having provided to Atlassian a draft class ruling (the “ATO Approval”) which confirms, in a form satisfactory to the Atlassian Board, that (a) Australian tax resident Atlassian Shareholders who hold their shares on capital account will be entitled to choose, in accordance with paragraph 124-780(3)(d) of the ITAA 1997, to obtain scrip for scrip roll-over under section 124-780 of the ITAA 1997 in respect of the exchange of Atlassian Shares for New Atlassian Shares and (b) where New Atlassian jointly chooses to obtain rollover, no capital gain is required to be included in the assessable income of eligible Australian tax resident Atlassian Shareholders that make such choice under paragraph 124-780(3)(d) (and that meet the requirements of paragraph 124-780(3)(e)) of the ITAA 1997 as a result of the cancellation of their Atlassian Shares under the Scheme; and (2) there has been no material change, as determined by the Atlassian Board, in the facts or circumstances set forth in the ATO Approval which formed the basis on which the Australian Commissioner of Taxation provided the ATO Approval

“Beneficial Owner”

Atlassian Shareholders who own Atlassian Shares for which Cede & Co. is the registered holder (as nominee for The Depository Trust Company), including interests in Atlassian Shares held in “street name” by a broker, bank, trust or other nominee, and Atlassian Shareholders who own Atlassian Shares for which Computershare DR Nominees Limited is the registered holder (as nominee for the Computershare Depositary)

“Business Day”	a day (other than a Saturday or Sunday) on which banks are open for general business in London, England and San Francisco, California

“Companies Act”	the UK Companies Act 2006

“Computershare Depositary”	the depositary arrangement for certain Atlassian Shares which is administered by Computershare Trustees (Jersey) Limited

“Court”	Her Majesty’s High Court of Justice in England and Wales

“Court Meeting”

the meeting of the holders of Atlassian Shares convened by order of the Court pursuant to Section 896 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment) including any adjournment thereof

“Court Order”	the Court order sanctioning the Scheme

“Court Sanction Hearing”	the hearing by the Court to sanction the Scheme

“Court Scheme Proposal”	the proposal to approve the Scheme at the Court Meeting

“DGCL”	General Corporation Law of the State of Delaware

“DTC”	The Depository Trust Company, a wholly owned subsidiary of The Depository Trust and Clearing Corporation

“General Meeting”	the meeting of the holders of Atlassian Shares convened to consider and, if thought fit, approve certain resolutions to give effect to the Scheme

“Intra-Group Shares”	the new Atlassian Class A Ordinary Shares and new Atlassian Class B Ordinary Shares to be issued and credited as fully paid pursuant to the Scheme

“ITAA 1997”	the Australia Income Tax Assessment Act 1997 (Cth)

“New Atlassian”	Atlassian Corporation, a corporation incorporated in the State of Delaware, the United States of America

“New Atlassian Holdco”	a new wholly-owned Delaware subsidiary holding company of New Atlassian to be formed prior to the Scheme

“New Atlassian Class A Common Shares”	shares of Class A common stock, par value U.S.$0.00001 per share, of New Atlassian

“New Atlassian Class B Common Shares”	shares of Class B common stock, par value U.S.$0.00001 per share, of New Atlassian

“New Atlassian Shareholder”	a holder of New Atlassian Shares

“New Atlassian Shares”	the New Atlassian Class A Common Shares and New Atlassian Class B Common Shares to be issued by New Atlassian to the holders of the Scheme Shares under clause 2 of the Scheme

“Overseas Shareholders”	Atlassian Shareholders with a registered address in, or who are citizens, residents or nationals of, any Restricted Jurisdiction

“Proposals”	the Court Scheme Proposal and the Scheme Special Resolution

“proxy statement”	this proxy statement

“Record Date”	6:00 p.m. (Pacific Time) on June 23, 2022

“Reduction of Capital”	the reduction of Atlassian’s share capital by the cancellation of the Scheme Shares under section 641 of the Companies Act

“Restricted Jurisdiction”

any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Scheme or the U.S. Domestication is sent or made available to Atlassian Shareholders in that jurisdiction

“RSU”	Restricted Share Unit

“Scheme”	the Court approved scheme of arrangement under Part 26 of the Companies Act to effect the U.S. Domestication

“Scheme Record Time”	6:00 p.m. (Pacific Time) on September 28, 2022

“Scheme Shareholders”	holders of Scheme Shares

“Scheme Shares”

the Atlassian Shares:

(i)    in issue at the date of the Scheme and which remain in issue until the Scheme Record Time;

(ii)    (if any) issued after the date of the Scheme and prior to the Shareholder of Record Cut-off Date and which remain in issue until the Scheme Record Time; and

(iii)   (if any) issued on or after the Shareholder of Record Cut-off Date and before the Scheme Record Time on terms that the holder thereof shall be bound by the Scheme or in respect of which the original or any subsequent holder thereof is or shall have agreed in writing to be bound by the Scheme and, in each case, which remain in issue until the Scheme Record Time, excluding, in any case, any Atlassian Shares held by or on behalf of New Atlassian at the Scheme Record Time

“Scheme Special Resolution”

the proposal to amend Atlassian’s articles of association to allow the Board to carry the Scheme into effect, to approve the Reduction of Capital and to take all other necessary action to carry the Scheme into effect

“Shareholder of Record”	Atlassian Shareholders whose names appear in the register of members of Atlassian

“Shareholder of Record Cut-off Date”	6:00 p.m. (Pacific Time) on August 8, 2022 or, if the Court Meeting is adjourned, 6:00 p.m. (Pacific Time) on the day which is 10 Business Days before such adjourned meeting

“Special Committee”	the Special Committee of the Board of Directors of Atlassian

“Third Party”

any relevant government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, taxation or investigative body, court, trade agency, association, institution, any entity owned or controlled by any relevant government or state, or any other body or person whatsoever in any jurisdiction

“U.S. Domestication”

the redomiciling of the parent holding company of the Atlassian Group from the United Kingdom to the United States by the insertion of New Atlassian as the new parent holding company of the Atlassian Group

“U.S. Exchange Act”	the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulation promulgated thereunder

“U.S. GAAP”	accounting principles generally accepted in the United States

“U.S. Securities Act”	the U.S. Securities Act of 1933, as amended

“UK FCA”	the UK Financial Conduct Authority

APPENDIX I

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NEW ATLASSIAN

I-1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ATLASSIAN CORPORATION

Atlassian Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.    The name of the Corporation is Atlassian Corporation. The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on July 1, 2022.

2.    This Amended and Restated Certificate of Incorporation (the “Restated Certificate”), which amends, restates and further integrates the certificate of incorporation of the Corporation as heretofore in effect, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL, and has been adopted by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

3.    The text of the certificate of incorporation of the Corporation, as heretofore amended, is hereby amended and restated by this Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Atlassian Corporation has caused this Restated Certificate to be signed by a duly authorized officer of the Corporation, on [ ⚫ ], 2022.

Atlassian Corporation, a Delaware corporation

By:

Name:
Title:

[Signature Page to Atlassian Corporation Certificate of Incorporation]

EXHIBIT A

ARTICLE I

The name of the corporation is Atlassian Corporation (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The total number of shares of capital stock of all classes that the Corporation shall have authority to issue is 990,000,000 which are divided into three classes, consisting of 750,000,000 shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), 230,000,000 shares of Class B Common Stock, par value $0.00001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) and 10,000,000 shares of Preferred Stock, par value $0.00001 per share (the “Preferred Stock”).

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.    COMMON STOCK.

1.    Dividend Rights. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the holders of the Class A Common Stock and Class B Common Stock shall be entitled to receive, on an equal priority, pari passu, per share basis, when, as and if declared by the Board of Directors of the Corporation (the “Board of Directors”), out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors, unless different or disproportionate treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting as a separate class.

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2.    Liquidation Rights. Subject to the rights of the holders of any series of Preferred Stock then outstanding, upon the dissolution, distribution of assets, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably on a per share basis all assets of the Corporation available for distribution to its stockholders, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution, distribution of assets or winding up is approved by the affirmative vote of the holders of a majority of the outstanding shares of the Class A Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting as a separate class.

3.    Redemption. The Common Stock is not redeemable at the option of the holder thereof.

4.    Voting Rights. Holders of Class A Common Stock, as such, shall have the right to one vote for each such share held at the record date for the determination of the stockholders entitled to vote on such matters. Holders of Class B Common Stock, as such, shall have the right to ten (10) votes for each such share held at the record date for the determination of the stockholders entitled to vote on such matters. Each holder of shares of Common Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (as the same may be amended and/or restated, the “Bylaws”). Except as otherwise expressly provided by this Amended and Restated Certificate of Incorporation (the “Restated Certificate”) or as required by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as a single class on all matters (including the election or removal of directors) submitted to a vote of the stockholders of the Corporation. There shall be no cumulative voting.

5.    Subdivision or Combinations. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting as a separate class.

6.    Merger, Consolidation or Other Transactions. Any:

(a)     consolidation or merger of the Corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the capital stock of the Corporation or the surviving or acquiring entity);

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(b)     sale or transfer by the Corporation of all or substantially all of its assets (which shall for such purpose include the assets of any direct or indirect subsidiary of the Corporation); or

(c)     sale, transfer or issuance or series of sales, transfers and/or issuances of shares of capital stock of the Corporation by the Corporation or the holders thereof in any transactions to which the Corporation is a party, as a result of which the holders of capital stock of the Corporation immediately prior to such sale, transfer or issuance cease to hold at least a majority of the voting power of the capital stock of the Corporation, other than transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof (any such event described in paragraphs (a), (b) or (c), a “Deemed Liquidation Event”), shall be deemed to be a liquidation, dissolution and winding up of the Corporation for purposes of Article V(A), Section 2 (unless the Board of Directors shall determine otherwise) and any distribution or payment in respect of the shares of Class A Common Stock and Class B Common Stock upon the consummation of a Deemed Liquidation Event shall be made in accordance with Article V(A), Section 2.

7.    Equal Status. Except as expressly provided in this Restated Certificate or as required by applicable law, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

8.    Conversion.

(a)    Certain Definitions. As used in this Article V(A), the following terms shall have the following meanings:

(i)    “Affiliate” means in relation to a person any other person directly or indirectly controlling, controlled by or under common control with such person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, contract or otherwise, provided that Affiliates shall not include any portfolio companies of a person.

(ii)    “Depositary” means any depositary, clearing agency, custodian, nominee or similar entity appointed under arrangements entered into by the Corporation or otherwise approved by the Board of Directors that holds, or is interested, directly or indirectly, including through a nominee, in, shares of capital stock of the Corporation, or rights or interests in respect thereof, and which issues certificates, instruments, securities or other documents of title, or maintains accounts, evidencing or recording the entitlement of the holders thereof, or account holders, to or to receive such shares, rights or interests.

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(iii)    “Depositary Interest” means any certificate, instrument, security, depositary receipt, or other document of title issued or created, or interest recorded in an account maintained, by a Depositary to evidence or record the entitlement of the holder, or account holder, to or to receive shares of capital stock of the Corporation, or rights or interests in respect thereof.

(iv)    “Permitted Class B Transferee” means, with respect to a holder of shares of Class B Common Stock:

(A)     a trust for the benefit of such holder or persons other than such holder, if such transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to such holder, in each case so long as such holder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust;

(B)    a pension, profit sharing, stock bonus or other type of account, plan or trust of which such holder is a participant or beneficiary, provided that such holder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust;

(C)    a corporation, partnership or limited liability company in which such holder directly, or indirectly through one or more Permitted Class B Transferees, owns shares, partnership interests or membership interests, as applicable, with sufficient Voting Control in the corporation, partnership or limited liability company, as the case may be, or otherwise has legally enforceable rights, such that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership or limited liability company, as the case may be; or

(D)    an Affiliate.

(v)    “Threshold” means (i) at any meeting of the stockholders of the Corporation, a number of votes equal to 49.9999% of the aggregate voting power of the total number of votes cast by all stockholders at that meeting (either in person or by proxy); or (ii) in respect of any other matter requiring the consent of a holder of Class B Common Stock and its Permitted Class B Transferees, as applicable, a number of votes equal to 49.9999% of the total voting power of the Corporation’s shares entitled to vote in respect of that matter.

(vi)    “Total Shares Outstanding” means, at any particular time, the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding at such time. For the avoidance of doubt, “Total Shares Outstanding” shall not include any options or other rights to acquire capital stock of the Corporation outstanding or any shares of capital stock of the Corporation issuable upon the exercise of such options or rights.

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(vii)    “Voting Control” means, with respect to a share or other equity interest, the exclusive power (whether directly or indirectly) to vote or direct the voting of such share or other equity interest by proxy, voting agreement or otherwise.

(b)    Written Consent of Holders of Class B Common Stock. Each share of Class B Common Stock shall convert into one fully paid and nonassessable share of Class A Common Stock upon the written consent of the holders of an aggregate of at least 66.66% of the total number of outstanding shares of Class B Common Stock.

(c)    Election by Holder of Class B Common Stock. A holder of shares of Class B Common Stock may elect at any time to convert any of its shares of Class B Common Stock into fully paid and nonassessable shares of Class A Common Stock on a one-for-one basis by notice in writing to the transfer agent of the Corporation.

(d)    Less than 10% of Total Shares Outstanding. Each share of Class B Common Stock shall automatically, without any further action on behalf of the Corporation or otherwise, convert into one fully paid and nonassessable share of Class A Common Stock if the aggregate number of shares of Class B Common Stock then outstanding comprises less than ten percent (10%) of the Total Shares Outstanding.

(e)    Transfer to Non-Permitted Transferee. With respect to any holder of Class B Common Stock, each share of Class B Common Stock held by such holder shall automatically, without any further action on behalf of the Corporation or otherwise, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share of Class B Common Stock by its holder to any person that is not a Permitted Class B Transferee. For the avoidance of doubt, the automatic conversion under this Article V(A), Section 8(e) affects only the shares of Class B Common Stock that are the subject of such transfer.

(f)    Effect of Conversion. In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Article V(A), Section 8, such conversion shall be deemed to have been made (i) on the date or time (including a time determined by the happening of a future event) specified in the written consent of the requisite holders of Class B Common Stock, (ii) at the time that the transfer agent of the Corporation receives the written notice required from a holder of Class B Common Stock or, if later, at the time or the happening of a future event specified in such written notice, (iii) on the first date that the aggregate number of shares of Class B Common Stock ceases to represent at least ten percent (10%) of the Total Shares Outstanding, or (iv) on the date that the transfer of such shares to any non-Permitted Class B Transferee occurred, as applicable. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of such shares of Class B Common Stock shall cease and the person or persons in whose name or names the certificate or certificates representing the shares of Class B Common Stock are to be issued, if any, shall be treated for all purposes as having become the record holder or holders of such number of shares of Class A Common Stock into which such Class B Common Stock were convertible. Shares of Class B Common Stock that

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are converted into shares of Class A Common Stock as provided in this Article V(A), Section 8 shall be automatically cancelled and retired and shall not be reissued. Notwithstanding anything to the contrary herein or otherwise, if any shares of Class B Common Stock outstanding and entitled to vote as of the record date for determining stockholders entitled to vote at any meeting of stockholders are converted into shares of Class A Common Stock after such record date but prior to the final adjournment of such meeting, the shares of Class B Common Stock so converted shall be deemed for purposes of determining the establishment of a quorum and for purposes of voting at such meeting to be outstanding and entitled to vote at such meeting as shares of Class B Common Stock.

(g)    Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(f)    Depositary Interests. Despite any other provisions of this Restated Certificate or the rights attaching to any shares of capital stock of the Corporation, a Depositary may transfer any shares of capital stock of the Corporation held by the Depositary to a holder of a Depositary Interest as part of the surrender of their Depositary Interest and such transfer shall not in any way result in the rights attaching to such shares being varied or, if applicable, result in the automatic conversion of any shares of capital stock of the Corporation in accordance with the provisions of this Article V(A), Section 8.

9.    Adjustment in Authorized Common Stock. The number of authorized shares of Class A Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding and the number of shares of Common Stock required to be reserved hereunder to effectuate the conversion of shares of Preferred Stock and the conversion of shares of Class B Common Stock into shares of Class A Common Stock) by the affirmative vote of the holders of a majority in voting power of the outstanding capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, subject to the rights of the holders of one or more outstanding series of Preferred Stock, voting as a separate series or together as a class with one or more other series, pursuant to the terms of this Restated Certificate.

10.    Administration. The Board of Directors may, from time to time, establish such policies and procedures not in violation of applicable law or this Restated Certificate relating to the conversion of the Class B Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class B Common Stock furnish certificates, affidavits or other proof to the Corporation as may be reasonably necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Board of Directors, acting reasonably and in good faith, as to whether

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or not a transfer of a share of Class B Common Stock by its holder to any person that is not a Permitted Class B Transferee has occurred and results in a conversion to Class A Common Stock, or as to whether or not another conversion contemplated in Article V(A), Section 8 has occurred, shall be conclusive and binding. All references in this Restated Certificate to a “certificate” or “certificates” representing shares of this Corporation’s capital stock include a notice or notices of issuance of uncertificated shares.

11.    Suspension of Voting Power. If a holder of shares of Class B Common Stock would be deemed (by aggregating the voting power of such holder’s shares of Class B Common Stock together with the voting power of the shares of Class B Common Stock held by such holder’s Permitted Class B Transferees) to hold more than 49.9999% of the aggregate outstanding voting power in the Corporation, then, unless the Board of Directors resolves otherwise:

(a)    the maximum voting power that may be exercised by such holder and its Permitted Class B Transferees in the aggregate shall not exceed the Threshold;

(b)    any voting power purported to be exercised by such holder and its Permitted Class B Transferees (in aggregate) at any meeting of the stockholders of the Corporation or in respect of any other matter requiring their consent (as the case may be) above the Threshold shall be disregarded and not counted as a vote for or against the matter submitted to the stockholders for a vote;

(c)    the voting power disregarded pursuant to this Article V(A), Section 11 shall be disregarded for purposes of determining the total outstanding voting power of the capital stock of the Corporation as of the applicable record date; and

(d)    the suspension of voting power pursuant to this Article V(A), Section 11 shall be proportionate as between the holder and its Permitted Class B Transferees,

provided that, the suspension of voting power pursuant to this Article V(A), Section 11 shall not apply in the case of a separate class vote of the holders of shares of Class B Common Stock.

B.    PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and

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such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, the right to elect directors and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Restated Certificate (including any Certificate of Designation).

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.    Except as otherwise expressly provided by the DGCL or this Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

B.    The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C.    Each director shall hold office until the next annual election and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal.

D.    Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in the election of directors.

E.    Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation or removal and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a

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quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders.

F.    Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Restated Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

G.    In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Restated Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the total voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class.

H.    The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A.    Except as otherwise provided herein, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating

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to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B.    Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or a Chief Executive Officer of the Corporation and shall not be called by any other person or persons.

C.    Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE VIII

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Restated Certificate inconsistent with this Article VIII, shall not adversely affect any right or protection of a director or officer of the Corporation, as applicable, with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation, as applicable, shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding

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brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Restated Certificate (as they may be amended from time to time) or (iv) any action, suit or proceeding asserting an internal corporate claim (as defined in 8 Del. C. Sec. 115) or a claim otherwise implicating the internal affairs of the Corporation; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. Notwithstanding the foregoing, the provisions of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XI

A.    In addition to any vote required by applicable law or by this Restated Certificate, the following provisions in this Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66.66% of the total voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class: Article V (subject to Section 9 of Article V), Article VI, Article VII, Article VIII, Article IX and this Article XI(A).

B.    The Corporation shall not, without the prior affirmative vote of the holders of at least a majority of the outstanding shares of the affected class or classes of Common Stock,

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each voting as a separate class, in addition to any other vote required by applicable law or this Restated Certificate, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend, alter, change, repeal or adopt any provision of this Restated Certificate (i) that alters or changes any of the voting, conversion, dividend or liquidation provisions of the shares of a class of Common Stock or other rights, powers, preferences or privileges of a class of Common Stock; (ii) to increase the number of votes to which each share of the other class of Common Stock is entitled or provide for any rights to a separate class vote of the holders of the shares of the other class of Common Stock other than as provided by this Restated Certificate or required by the DGCL; or (iii) to otherwise adversely affect the rights, powers, preferences or privileges of the shares of a class of Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of the other class of Common Stock, in each case for so long as any shares of such affected class of Common Stock remain outstanding.

C.    If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Restated Certificate (including, without limitation, each such portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

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APPENDIX II

FORM OF AMENDED AND RESTATED BYLAWS OF NEW ATLASSIAN

II-1

Amended and Restated Bylaws of

Atlassian Corporation

(a Delaware corporation)

i

(continued)

Page

5.5	Vacancies in Offices	18
5.6	Representation of Shares of Other Corporations	18
5.7	Authority and Duties of Officers	18
5.8	Compensation	19

Article VI. Records		19

Article VII. General Matters		19

7.1	Execution of Corporate Contracts and Instruments	19
7.2	Stock Certificates	19
7.3	Special Designation of Certificates	20
7.4	Lost Certificates	20
7.5	Shares Without Certificates	20
7.6	Construction; Definitions	20
7.7	Dividends	21
7.8	Fiscal Year	21
7.9	Seal	21
7.10	Transfer of Stock	21
7.11	Stock Transfer Agreements	21
7.12	Registered Stockholders	21
7.13	Waiver of Notice	22

Article VIII. Notice		22

8.1	Delivery of Notice; Notice by Electronic Transmission	22

Article IX. Indemnification		23

9.1	Indemnification of Directors and Officers	23
9.2	Indemnification of Others	23
9.3	Prepayment of Expenses	24
9.4	Determination; Claim	24
9.5	Non-Exclusivity of Rights	24
9.6	Insurance	24
9.7	Other Indemnification	24
9.8	Continuation of Indemnification	24
9.9	Amendment or Repeal; Interpretation	25

Article X. Amendments		25

Article XI. Forum Selection		26

Article XII. Definitions		26

ii

Amended and Restated Bylaws of

Atlassian Corporation

Article I.

Corporate Offices

1.1        Registered Office.

The address of the registered office of Atlassian Corporation (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2        Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II.

Meetings of Stockholders

2.1        Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2        Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these Bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders at any time, before or after the notice for such meeting has been sent to the stockholders.

2.3        Special Meetings.

Special meetings of the stockholders may be called only by such persons and in such manner as set forth in the Certificate of Incorporation. No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders at any time, before or after the notice for such meeting has been sent to the stockholders.

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2.4        Notice of Business to be Brought before an Annual Meeting.

(a)        At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the person presiding over the meeting or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders.

For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appears at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(b)        Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s annual meeting; provided, that in the case of the first annual meeting of stockholders of the Corporation, the date of the preceding year’s annual meeting shall be deemed to be December 1, 2022; provided further, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the close of business on the ninetieth (90th) day prior to such annual meeting or, if later, the close of business on the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment, rescheduling or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

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(c)    To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(i)    As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of capital stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii)    As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of capital stock of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of capital stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal, and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as

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“Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii)    As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder, and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d)    A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment, rescheduling or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment, rescheduling or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned, rescheduled or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment, rescheduling or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

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(e)    Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if they should so determine, they shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f)        This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g)        For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5        Notice of Nominations for Election to the Board.

(a)        Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these Bylaws, or (ii) by a stockholder present in person who (A) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder nominating any person for election to the Board at the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

(b)        (i)    Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (i) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (ii) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6. The number of nominees a stockholder may nominate for

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election at a meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the meeting on behalf of the beneficial owner) shall not exceed the number of directors to be elected at such meeting.

(ii)        Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide timely notice thereof (such notice, the “Special Meeting Nomination Timely Notice”) in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6, and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be a Special Meeting Nomination Timely Notice, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the ninetieth (90th) day prior to such special meeting or, if later, the close of business on the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(iii)        In no event shall any adjournment, rescheduling or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv)        In no event may a Nominating Person provide Timely Notice or Special Meeting Nomination Timely Notice, as the case may be, with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting or there is no public disclosure naming all of the nominees for director, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice or Special Meeting Nomination Timely Notice, as the case may be, or (ii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(c)        To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(i)        As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));

(ii)        As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii)), and the disclosures to be made pursuant to Section 2.4(c)(iii), except that for purposes of this Section 2.5, the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(iii) shall be made with respect to the election of directors at the meeting); and

(iii)        As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination

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that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in a proxy statement relating to the Corporation’s next meeting of shareholders at which directors are to be elected and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or such candidate’s respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(a).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(d)        A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment, rescheduling or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment, rescheduling or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned, rescheduled or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment, rescheduling or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(e)        In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations. Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, (i) no Nominating Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Nominating Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder in a timely manner and (ii) if any Nominating Person (1) provides notice

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pursuant to Rule 14a-19(b) promulgated under the Exchange Act and (2) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder in a timely manner, then the Corporation shall disregard any proxies or votes solicited for the Nominating Person’s candidates. Upon request by the Corporation, if any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

2.6        Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(a)        To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in the form provided by the Corporation upon written request therefor) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in the form provided by the Corporation upon written request therefor) that such candidate for nomination (A) is not and, if elected as a director during their term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), and (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election.

(b)        The Board may also require any proposed candidate for nomination as a director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon. Without limiting the generality of the foregoing, the Board of Directors may request such other information in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation or to comply with the director qualification standard and additional selection criteria in accordance with the Corporation’s Corporate Governance Guidelines. Such information shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the request by the Board has been delivered to, or mailed and received by, the Nominating Person.

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(c)        A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment, rescheduling or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment, rescheduling or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned, rescheduled or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment, rescheduling or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(d)        No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if they should so determine, they shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(e)        Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7        Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of the meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

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2.8        Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by class or series is required, the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of such class or series shall be necessary and sufficient to constitute a quorum with respect to that matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9        Adjourned Meeting; Notice.

Unless these Bylaws otherwise require, when a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are provided to the stockholders and proxy holders in a manner set forth in Section 222(c) of the DGCL. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for determining stockholders entitled to notice of such adjourned meeting in accordance with Section 2.12(a) of these Bylaws and the DGCL and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date so fixed for notice of such adjourned meeting.

2.10        Conduct of Business.

The chairperson of the Board, or in their absence the vice-chairperson, or in the absence of both of them another director designated by the Board, shall serve as chairperson of the stockholder meeting. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason, including whether or not a quorum is present) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting;

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(ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11        Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these Bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder as of the applicable record date.

Except as otherwise provided by the Certificate of Incorporation, each director to be elected by the stockholders of the Corporation shall be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote therefor at a meeting of the stockholders for the election of directors at which a quorum is present (an “Election Meeting”); provided, however, that if the Board determines that the number of nominees exceeds the number of directors to be elected at such meeting (a “Contested Election”), and the Board has not rescinded such determination by the record date of the Election Meeting as initially announced, each of the directors to be elected at the Election Meeting shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of such director. For purposes of this Section 2.11, a “majority of votes cast” means that the number of votes cast “for” a candidate for director exceeds the number of votes cast “against” that director (with “abstentions” and “broker non-votes” not counted as votes cast as either “for” or “against” such director’s election). In an election other than a Contested Election, stockholders will be given the choice to cast votes “for” or “against” the election of directors or to “abstain” from such vote and shall not have the ability to cast any other vote with respect to such election of directors. In a Contested Election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of directors and shall not have the ability to cast any other vote with respect to such election of directors. In the event an Election Meeting involves the election of directors by separate votes by class or classes or series, the determination as to whether an election constitutes a Contested Election shall be made on a class by class or series by series basis, as applicable.

Except as otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the

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affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12        Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13        Proxies.

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law, including Rule 14a-19 promulgated under the Exchange Act, filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Corporation to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

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2.14        List of Stockholders Entitled to Vote.

The Corporation shall prepare, in accordance with Section 219 of the DGCL, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. To the extent required by Section 219 of the DGCL, such list shall be open to the examination of any stockholder, for any purpose germane to the meeting prior to the date thereof: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15        Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(a)        determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(b)        count all votes or ballots;

(c)        count and tabulate all votes;

(d)        determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(e)        certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

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2.16        Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), unless the Corporation expressly elects otherwise, such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered.

Article III.

Directors

3.1        Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2        Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3        Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these Bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for directors.

3.4        Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors, shall be filled solely by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders unless the Board determines that such newly created directorship or vacancy will be filled by the stockholders.

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3.5        Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this Bylaw shall constitute presence in person at the meeting.

3.6        Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice messaging system or other system designed to record and communicate messages, facsimile, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7        Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, a Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board; provided that the person(s) authorized to call special meetings of the Board may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(a)        delivered personally by hand, by courier or by telephone;

(b)        sent by first-class mail, postage prepaid;

(c)        sent by facsimile or electronic mail; or

(d)        sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by mail, it shall be deposited in the mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

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3.8        Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9        Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10        Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV.

Committees

4.1        Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2        Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

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4.3        Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)        Section 3.5 (place of meetings; meetings by telephone);

(ii)       Section 3.6 (regular meetings);

(iii)      Section 3.7 (special meetings; notice);

(iv)      Section 3.8 (quorum);

(v)       Section 3.9 (board action without a meeting); and

(vi)      Section 7.13 (waiver of notice),

with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i)        the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii)        special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee;

(iii)        notice of special meetings of committees shall also be given to all alternate members who shall have the right to attend all meetings of the committee; and

(iv)        the Board, or in the absence of any such action by the Board, the applicable committee, may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4        Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V.

Officers

5.1        Officers.

The officers of the Corporation shall include one (1) or more Chief Executive Officers and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a President, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one (1) or more

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Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2        Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.

5.3        Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer(s) or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.

5.4        Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5        Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.3.

5.6        Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer(s) or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer(s) or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7        Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

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5.8        Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that such officer is also a director of the Corporation.

Article VI.

Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII.

General Matters

7.1        Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2        Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or any Vice Chairperson of the Board, Chief Executive Officer, President, Vice President, Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation are hereby specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if they were such officer, transfer agent or registrar at the date of issue.

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The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3        Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4        Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5        Shares Without Certificates.

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6        Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

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7.7        Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8        Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9        Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10        Transfer of Stock.

Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11        Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.12        Registered Stockholders.

The Corporation:

(a)        shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(b)        shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

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7.13        Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Article VIII.

Notice

8.1        Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two

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(2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX.

Indemnification

9.1        Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that such director or officer, or a person for whom they are the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans (a “covered person”), against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized in the specific case by the Board.

9.2        Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation and any other person serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, who is not a covered person but who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom they are the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

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9.3        Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

9.4        Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5         Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6        Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against such director and incurred by them in any such capacity, or arising out of their status as such, whether or not the Corporation would have the power to indemnify such director against such liability under the provisions of the DGCL.

9.7        Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8        Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

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9.9        Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these Bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses Bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these Bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal, elimination or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal, elimination or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal, elimination or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer(s), President and Secretary, or other officer of the Corporation appointed by (x) the Board pursuant to Article V of these Bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V of these Bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

Article X.

Amendments

The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the total voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

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Article XI.

Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these bylaws (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XI, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI. Notwithstanding the foregoing, the provisions of this Article XI shall not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any paragraph of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Article XII.

Definitions

As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic

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networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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Atlassian Corporation

Certificate of Amendment and Restatement of Bylaws

The undersigned hereby certifies that he is the duly elected, qualified, and acting Secretary of Atlassian Corporation, a Delaware corporation (the “Corporation”), and that the foregoing bylaws were approved on [●], 2022, effective as of [●], 2022 by the Corporation’s board of directors.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this [●] day of [●], 2022.

Name:
Title: